Exhibit 99.1

Management Proxy Circular

Notice of Annual Meeting of Shareholders April 4, 2024

Your participation is important. Please read this document and vote.

Notice of Annual Meeting of Shareholders

When:	Thursday, April 4, 2024, 9:30 a.m. Eastern Daylight Time (EDT)

Where:	By live webcast at https://cibcvirtual.com/agm2024

Enter password: cibc2024 (case sensitive)

In person at CIBC Square, 81 Bay Street, Toronto, Ontario

You may also listen to our meeting by phone at 416 340-2217 (local) or 1 800 806-5484 (toll-free in Canada and the United States), passcode 7053922# (English) or 514 392-1587 (local) or 1 800 898-3989 (toll free in Canada and the United States), passcode 9040336# (French).

At the meeting you will be asked to:

1.	receive our financial statements for the fiscal year ended October 31, 2023 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution regarding our executive compensation approach;
5.	vote on shareholder proposals; and
6.	consider any other business properly brought before the meeting.

Voting instructions start on page 3 of our 2024 Management Proxy Circular (the Circular). Please read our Circular carefully.

Eligibility to vote

There were 937,266,970 common shares outstanding on February 5, 2024, our record date. Holders of common shares on that date are eligible to vote at our meeting (subject to Bank Act (Canada) restrictions).

Your vote is important

Please read the Circular and vote before the meeting. For more information on how you can vote or appoint someone else to vote for you, see “Voting” starting on page 3 of the Circular. Please vote as early as possible so that your shares are represented at the meeting. TSX Trust Company (TSX Trust) must receive your vote no later than 1:00 p.m. (EDT) on April 2, 2024.

You may also vote online or in person at the meeting, provided you follow certain steps. These steps are set out on pages 3 to 7 of the Circular.

Questions

If you have questions about notice-and-access or accessing our meeting online, you may contact TSX Trust at 1 866 751-6315 (toll-free in Canada and the United States) or 416 682-3860 (other countries).

Our Board of Directors (Board) and management would like to answer as many shareholder questions as possible during the meeting. Please send your questions in advance to the Corporate Secretary at Corporate.Secretary@cibc.com or to CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

By Order of the Board

Natalie Biderman

Vice President, Corporate Secretary

February 14, 2024

Dear fellow shareholder,

We are pleased to invite you to attend CIBC’s Annual Meeting of Shareholders on Thursday, April 4, 2024, at 9:30 a.m. (EDT). Please see our Circular for information on how to participate in our meeting, the business to be conducted at the meeting, our executive compensation approach and our governance practices. Information about our meeting is also available on our Annual Meeting webpage on our Investor Relations website at www.cibc.com. You have the opportunity to vote, and your vote matters.

In 2023, CIBC continued to live our purpose to help make our clients’ ambitions a reality, and remained focused on delivering value for all stakeholders.

We delivered solid financial performance in 2023 by executing on our client-focused strategy and leveraging strategic investments to drive growth, while managing expenses very effectively in an inflationary environment. In addition, we further strengthened our capital position, protected margins, and positioned CIBC well for 2024 and beyond.

We also remained committed to supporting our communities throughout 2023. As a title sponsor of the Canadian Cancer Society Run for the Cure, Team CIBC raised over $2 million to fund cancer research and support those affected by this disease, and the CIBC Foundation’s annual flagship fundraiser CIBC Miracle Day raised over $6 million, in support of a world without limits to ambition.

We continued to make progress in accelerating climate action. Working closely with our clients, we are mobilizing the capital needed to help them achieve their sustainability ambitions. In addition to our $100 million in limited partnership investments in climate technology and energy transition funds to enable the continued growth in this key sector, we were also named one of Canada’s Greenest Employers in 2023 by MediaCorp Canada for our commitment to build a more secure, equitable and sustainable future for all.

CIBC’s strength and stability enabled our momentum throughout the year, and at our meeting you will hear more about the bank’s 2023 performance and progress on our strategy.

We thank you for your continued support of CIBC and look forward to your participation in our meeting.

Sincerely,

Katharine B. Stevenson	Victor G. Dodig
Chair of the Board	President and Chief Executive Officer

Management Proxy Circular

The information in this Circular is current as of February 8, 2024 and all dollar figures are in Canadian currency, unless indicated otherwise. ‘You’, ‘your’ and ‘shareholder’ mean common shareholders of CIBC.

Table of Contents

1	Business of the Meeting

2	Meeting Materials

3	Voting

9	Directors

	9	Director Nominees

	24	Director Compensation

28	Board Committee Reports

36	Statement of Corporate Governance Practices

55	Message to our Fellow Shareholders

61	Compensation Discussion and Analysis

	61	Compensation Philosophy, Practices and Governance

	63	Approach to Executive Compensation

	71	2023 Performance and Compensation

	72	Talent and Succession Planning

	73	Inclusion

87	Compensation Disclosure

100	Shareholder Proposals

110	Other Information

	110	Indebtedness of Directors and Executive Officers

	111	Directors’ and Officers’ Liability Insurance

	111	Information about CIBC

	111	Vote Results and Minutes of Meeting

	111	Contacting our Board of Directors

	111	Board of Directors’ Approval

Glossary of Acronyms

AFV	Accounting Fair Value

BPF	Business Performance Factor

bps	basis points

CEO	Chief Executive Officer

CET1	Basel III Common Equity Tier 1 Capital

CFO	Chief Financial Officer

COMR	Cost of Management Ratio

CRO	Chief Risk Officer

CSA	Canadian Securities Administrators

CX	Client Experience

DFS	Direct Financial Services

DSU	Deferred Share Unit

EDT	Eastern Daylight Time

EPS	Earnings per Share

ESG	Environmental, Social and Governance

ESOP	Employee Stock Option Plan

ESPP	Employee Share Purchase Plan

EXCO	Executive Committee

EY	Ernst & Young LLP

FSB	Financial Stability Board

GAAP	Generally Accepted Accounting Principles

GLT	Global Leadership Team

GPS	Goals, Performance, Success

IFRS	International Financial Reporting Standards

MD&A	Management’s Discussion and Analysis

MÉDAC	Mouvement d’éducation et de défense des actionnaires

MRCC	Management Resources and Compensation Committee

NEO	Named Executive Officer

NYSE	New York Stock Exchange

OSFI	Office of the Superintendent of Financial Institutions Canada

PCAOB	Public Company Accounting Oversight Board (United States)

PPPT	Pre-Provision Pre-Tax Earning

PSU	Performance Share Unit

RESL	Real Estate Secured Lending

RMC	Risk Management Committee

ROE	Return on Equity

RSA	Restricted Share Award

S&P	Standard & Poor’s

SARs	Stock Appreciation Rights

SBU	Strategic Business Unit

SEC	U.S. Securities and Exchange Commission

SERP	Supplemental Executive Retirement Plan

SEVP	Senior Executive Vice-President

SOC 1	System and Organization Controls

TCFD	Task Force on Climate-related Financial Disclosure

TDC	Total Direct Compensation

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

VCIM	Vancity Investment Management

Business of the Meeting

1. Financial Statements

The consolidated financial statements for the fiscal year ended October 31, 2023 are in our 2023 Annual Report available at www.cibc.com.

2. Election of Directors

You will be asked to elect 13 director nominees to serve on our Board until the earlier of the next Annual Meeting of Shareholders or the director’s retirement from the Board. The Board recommends that you vote for each director nominee.

See pages 9 to 22 for information about our director nominees.

3. Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002. The Board recommends that you vote for EY as our auditors.

See pages 29 and 30 for information on the Audit Committee’s annual assessment of EY’s independence, audit quality, effectiveness and service quality and a description of fees paid to the auditors.

4. Advisory Resolution regarding our Executive Compensation

Approach You can have a “say on pay” by voting on our approach to executive compensation. Last year, 95.8% of shareholder votes were for our executive compensation approach. We consider the vote an important part of our shareholder engagement process whereby it provides valuable feedback to our Board. This vote is advisory under applicable law and does not diminish the Board’s role and responsibilities. Even though the resolution is not binding, the Board and the Management Resources and Compensation Committee (MRCC) consider the results of the vote in making future executive compensation decisions.

See pages 55 to 86 for Message to our Fellow Shareholders and Compensation Discussion and Analysis.

When reviewing our approach to executive compensation, the MRCC considers shareholder feedback and any concerns that have been raised. If a concern is significant, we will disclose the MRCC’s review process and the outcome of that review in our next Circular.

The Board recommends that you vote FOR the following advisory resolution.

RESOLVED on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s management proxy circular for the 2024 Annual Meeting of Shareholders.

5. Shareholder Proposals

You will be asked to vote on five shareholder proposals set out on pages 100 to 105 of the Circular. The Board recommends that you vote against these proposals and explains why following each proposal.

Shareholder proposals that were withdrawn are set out on pages 105 to 109 of the Circular with supporting statements and the Board’s response.

See pages 100 to 109 for shareholder proposals and the Board’s responses.

Shareholder proposals for next year’s Annual Meeting of Shareholders must be submitted by November 16, 2024.

C I B C P R O X Y C I R C U L A R	1

Meeting Materials

Delivery of meeting materials by notice-and-access

Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders our Circular as permitted by the Canadian Securities Administrators (CSA) and with the authorization of the Office of the Superintendent of Financial Institutions Canada (OSFI). This means that our Circular is posted online for you to access, rather than being printed and mailed to you. Reducing the amount of paper we send shareholders helps reduce the impact associated with paper. You will receive a proxy form or a voting instruction form by mail, so that you can vote your shares, as well as a notice with information about how you can access our Circular online or request a paper copy.

Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and Management’s Discussion and Analysis (MD&A) depends on whether you are a registered shareholder or a non-registered shareholder.

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company.

If you are a registered shareholder and you did not sign up for e-delivery or opt out of receiving our annual financial statements, we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with the notice.

If you are a non-registered shareholder, we will use notice-and-access to provide you access to our annual financial statements and MD&A as permitted by securities law, so that you can access this material online the same way as our Circular. We will send shareholders the notice-and-access notification on or about February 29, 2024.

Our Circular and Annual Report (the meeting materials) are available on the website of our transfer agent, TSX Trust (www.meetingdocuments.com/TSXT/cibc), our website (www.cibc.com), SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov/edgar.shtml).

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials, free of charge, for up to one year from the date the meeting materials were filed on SEDAR+.

To make your request before the meeting, contact TSX Trust at www.meetingdocuments.com/TSXT/cibc or 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. Please follow TSX Trust’s instructions. A paper copy of the requested documents will be sent to you within three business days of your request. Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy of the meeting materials before the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 p.m. (EDT) on March 20, 2024. This estimate reflects a three business day period for processing requests as well as typical mailing times.

To make your request on or after the date of the meeting, call TSX Trust at 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. The requested documents will be sent to you within 10 calendar days of your request.

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Attending the Meeting

This year, the meeting will take place by live webcast at https://cibcvirtual.com/agm2024 and in person at CIBC Square, 81 Bay Street, Toronto, Ontario. Either way, you can take part, vote and ask your questions during the meeting. For the most current information about our meeting please visit our Annual Meeting webpage on our Investor Relations website at www.cibc.com.

Voting

Shareholder approval

Each matter you are being asked to vote on requires the approval of a simple majority (more than 50%) of the votes cast, by proxy or during the meeting, by either online ballot through the live webcast or in person ballot at CIBC Square.

Who can vote

You are entitled to one vote for each common share you own on February 5, 2024, our record date. There were 937,266,970 outstanding common shares eligible to vote on that date.

Shares cannot be voted if they are beneficially owned by:

●	the government of Canada or any of its agencies;
●	the government of a province or territory or any of its agencies;
●	the government of a foreign country, any political subdivision of a foreign country or any of its agencies;
●	a person who has acquired more than 10% of any class of our shares without Minister of Finance approval; or
●	a person or entity controlled by a person that, in aggregate, is more than 20% of the eligible votes that may be cast in respect of that vote, unless permitted by the Minister of Finance.

Our directors and officers are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of CIBC shares.

How to Vote

You may vote your shares before the meeting by proxy or voting instruction form or during the meeting, either by online ballot through the live webcast or in person ballot at CIBC Square. The voting process depends on whether you are a registered shareholder or a non-registered shareholder.

C I B C P R O X Y C I R C U L A R	3

Voting

REGISTERED SHAREHOLDERS – You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. If you are a registered shareholder, you should have received a proxy form with a control number. If you did not receive this form, please contact TSX Trust at 1 800 387-0825 (toll-free in Canada and the United States) or 416 682-3860 (other countries).

If you want to vote by proxy before the meeting

Return your completed proxy to CIBC’s transfer agent, TSX Trust, by 1:00 p.m. (EDT) on April 2, 2024 to ensure your vote is counted. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways:

Online – go to http://www.meeting-vote.com/, enter the 13-digit control number located on your proxy form and follow the instructions on the screen; or

       – scan both sides of your proxy form and email it to proxyvote@tmx.com.

Fax – complete your proxy form and fax both sides to TSX Trust at 1 416 595-9593.
Mail – complete your proxy form and return it in the envelope provided.

If you want to vote through the live webcast

To vote your shares at our meeting through the live webcast, do not complete or return your proxy form. You will be able to vote in real time by completing an online ballot through the live webcast. You must be connected to the internet and follow these steps:

1.   Log in at https://cibcvirtual.com/agm2024 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

2.  Select “Vote” and a separate browser will open. Enter the control number from your proxy form as your user name. Enter “cibc2024” (case sensitive) as your password. Any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

If you want to vote in person at CIBC Square

To vote your shares in person at CIBC Square, do not complete or return the proxy form, but bring it with you to the meeting. You will be able to vote at the meeting by completing a paper ballot. When you arrive at the meeting, please check in at the registration table.

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Voting

If you want to appoint a proxyholder to vote during the meeting for you

You may appoint a proxyholder, other than management’s nominees, Katharine B. Stevenson, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, to attend, vote and act on your behalf at the meeting and any continuation or adjournment of the meeting. You should be certain your proxyholder is attending the meeting and is aware they have been appointed by you to vote your shares. To appoint a proxyholder you must follow these steps:

1.  Insert your proxyholder’s name in the space provided on your proxy form and return it online, by fax or mail, as described on the previous page. The person you appoint as your proxyholder does not need to be a CIBC shareholder. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow.

If your proxyholder is attending the meeting through the live webcast, you and your proxyholder must follow these additional steps:

2.   You must register your proxyholder by calling TSX Trust at 1 866 751-6315 (within North America) or 1 416 682-3860 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 1:00 p.m. on April 2, 2024. TSX Trust will provide your proxyholder with a control number to vote during the meeting. If you do not take this additional step of registering your proxyholder with TSX Trust, your proxyholder will not be able to vote your shares through the live webcast during the meeting.

3.   Your proxyholder should log in at https://cibcvirtual.com/agm2024 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

4.   Your proxyholder should select “Vote” and a separate browser will open. Your proxyholder will enter their user name and password. The user name is the control number emailed to your proxyholder after you registered your them with TSX Trust. The password is “cibc2024” (case sensitive).

If your proxyholder is attending the meeting in person, your proxyholder will need to register with our transfer agent, TSX Trust, at the registration table when they arrive at the meeting.

If you want to change your vote

If you change your mind on the voting instructions you sent, you may revoke your proxy in one of these ways:

●   If you returned your proxy form by fax or mail, you should sign a written statement that you revoke your proxy, provide your new instructions and send it to CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7, before 1:00 p.m. (EDT) on April 2, 2024.

●   If you voted online, you may vote online again before 1:00 p.m. (EDT) on April 2, 2024, using the control number on your proxy form.

●   You can also change your vote by voting through the live webcast described under

If you want to vote through the live webcast on the previous page. Any vote you cast at the meeting will revoke any votes you previously submitted. If you do not wish to revoke previously submitted votes, you should not vote during the meeting.

C I B C P R O X Y C I R C U L A R	5

Voting

NON-REGISTERED SHAREHOLDERS – You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you received a voting instruction form with a control number. If you did not receive this form, please contact the intermediary where your shares are registered. You may vote by proxy before the meeting using the voting instruction form that was sent to you or you may vote during the meeting either by online ballot through the live webcast or in person ballot at the meeting provided you follow the steps below to register yourself as a proxyholder.

We may not have records of your shareholding as a non-registered shareholder. Please make sure you follow the voting instructions on your voting instruction form to vote.

If you want to vote by proxy before the meeting

You must allow sufficient time for your intermediary to receive and act on your instructions. Please check your voting instruction form for information on the deadline for returning your form. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways:

Online – go to www.proxyvote.com, enter the 16-digit control number located on your voting instruction form and follow the instructions on the screen.
Mail – complete your voting instruction form and return it in the envelope provided.
Phone – call 1 800 474-7493 (English) or 1 800 474-7501 (French) and follow the prompts.

If you want to vote in person at CIBC Square during the meeting or appoint a proxyholder to attend in person to vote for you

If you plan to attend the meeting and vote in person, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration table.

If you want to appoint someone as your proxyholder to attend the meeting and vote your shares for you, insert the person’s name in the blank space provided on your voting instruction form, and return it in the envelope provided. The person you choose does not have to be a CIBC shareholder. You should confirm this person is attending the meeting and is aware that they have been appointed to vote your shares. If you do not insert a name in the blank space, then Katharine B. Stevenson, Chair of the Board or Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate on your voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions.

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Voting

If you want to vote through the live webcast or appoint a proxyholder to attend the live webcast to vote for you

To attend and vote at our meeting through the live webcast or appoint a proxyholder to attend and vote for you, you or your proxyholder will be able to vote in real time by completing an online ballot through the live webcast as long as you, or your proxyholder, are connected to the internet and follow these steps:

1.

If you want to appoint someone other than yourself, or management’s nominees, Katharine B. Stevenson and Victor G. Dodig, as your proxyholder, to attend, vote and act for you at the meeting and any continuation or adjournment of the meeting, you must insert their name in the space provided on your voting instruction form and return it by mail in the envelope provided. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow. You should be certain your proxyholder is attending the live webcast and is aware they have been appointed by you to vote your shares. The person you appoint as your proxyholder does not need to be a CIBC shareholder.

2.

You must register yourself, or your proxyholder, by calling TSX Trust at 1 866 751-6315 (within North America) or 1 416 682-3860 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 1:00 p.m. (EDT) on April 2, 2024. TSX Trust will provide you, or your proxyholder, with a control number to vote during the meeting. If you do not take the additional step of registering with TSX Trust, you or your proxyholder, as applicable, will not receive a control number to vote your shares at our meeting through the live webcast.

If you are a non-registered shareholder in the United States and want to vote at the meeting through the live webcast, you must obtain a legal proxy form from your intermediary by following the steps on the voting instruction form sent to you, or if you have not received one, contact your intermediary to request a legal proxy form. After obtaining the legal proxy form, appoint yourself or someone else as proxyholder. For instructions on how to appoint yourself or someone else as proxyholder, see Step 1 above, then follow Step 2 above to register yourself or your proxyholder with TSX Trust.

Legal proxies may be returned to TSX Trust by email at proxyvote@tmx.com or by mail: TSX Trust Company, Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 and must be labeled “Legal Proxy”.

Please allow sufficient time for the return of your legal proxy by the cut-off date of 1:00 p.m. (EDT) on April 2, 2024.

3.

You or your proxyholder should log in at https://cibcvirtual.com/agm2024 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

4.

You or your proxyholder should select “Vote” and a separate browser will open. You or your proxyholder will enter a user name and password. The user name is the control number emailed to you or your proxyholder after you registered yourself or your proxyholder with TSX Trust. The password is “cibc2024” (case sensitive).

If you want to change your vote before the meeting

If you change your mind on the voting instructions you sent through your intermediary and would like to change your vote or vote during the meeting, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

C I B C P R O X Y C I R C U L A R	7

Voting

Other voting information

How your proxyholder will vote — If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of meeting or any matters that are properly brought before the meeting.

You can vote:

FOR or WITHHOLD	• on each director nominee • on the appointment of auditors

FOR or AGAINST	• the advisory resolution regarding our executive compensation approach

FOR, AGAINST or ABSTAIN	• on the shareholder proposals

If you or your proxyholder do not give specific voting instructions, or you do not insert a name in the blank space on your proxy form or voting instruction form, then management’s nominees, Katharine B. Stevenson or Victor G. Dodig will be appointed as your proxyholder and your shares will be voted:

FOR	• each director nominee listed in the Circular • the appointment of Ernst & Young LLP as auditors • the advisory resolution regarding our executive compensation approach

AGAINST	• the shareholder proposals

Confidentiality of your vote — To protect the confidentiality of your vote, TSX Trust counts proxies and tabulates the results independently and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

How we solicit proxies — We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays any costs associated with proxy solicitation.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but we are under no obligation to accept or reject a late proxy.

If you want to attend the meeting as a guest — In-person attendance at the meeting is open only to registered shareholders, beneficial shareholders and duly appointed proxyholders. All other interested guests are welcome to attend the meeting in one of these ways:

Online –	go to https://cibcvirtual.com/agm2024 to join the live webcast; or

Phone –

call 416 340-2217 (local) or 1 800 806-5484 (toll-free in Canada and the United States) passcode 7053922# (English) or 514 392-1587 (local) or 1 800 898-3989 (toll-free in Canada and the United States) passcode 9040336# (French) for an audio only experience.

Go Paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and helps reduce the impact associated with paper.

If you are a registered shareholder, go to services.tsxtrust.com/edelivery,

select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

If you are a non-registered shareholder, go to www.proxyvote.com and use the control number provided on your voting instruction form.

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Directors

Director Nominees

There are 13 director nominees. Each nominee was elected at the last Annual Meeting of Shareholders on April 4, 2023, except Mr. Mark Podlasly who was appointed to the Board effective November 1, 2023.

Mr. Luc Desjardins is retiring at the close of our meeting. The Board would like to thank Mr. Desjardins for his years of dedicated service to the Board and to CIBC.

Information on each nominee starts on page 10 and is effective as of February 8, 2024. Below are key highlights about CIBC’s Board composition, if each nominee is elected by shareholders(1). In addition, we note that none of the director nominees identify as persons with disabilities. For information about the nomination process see the Statement of Corporate Governance Practices — “Director Nomination Process” and “Director Tenure” starting on page 40.

(1)	All nominee data is based on self-identification and voluntarily disclosed as of February 8, 2024.

(2)	Indigenous (or Aboriginal) peoples is a term used to describe the original inhabitants of Canada and their descendants. This includes First Nations, Inuit, and Métis peoples.

(3)

People of colour includes those who self-identify as visible minorities in Canada and non-white outside of Canada. Visible minorities is defined as persons—other than Indigenous peoples—who self-identify as non-white.

(4)	LGBTQ+ are persons who identify as lesbian, gay, bisexual, transgender, queer, or those who identify as having other diverse gender identities and/or sexual orientations.

C I B C P R O X Y C I R C U L A R	9

Directors

AMMAR ALJOUNDI, Toronto, Ontario, Canada

Director since: 2022

Age: 59

Independent

2023 Shareholder

votes in favour: 99.5%

Skills:	• Strategy	• Risk Management/Risk Governance
	• Financial Expertise	• Environmental, Social and Governance (ESG)

Principal occupation: President and Chief Executive Officer, Agnico Eagle Mines Limited

Experience:  Mr. Aljoundi was appointed President and Chief Executive Officer of Agnico Eagle Mines Limited in February 2022. Prior to this, he was President of Agnico Eagle from 2015 to 2022. Mr. Aljoundi also served as Agnico’s Senior Vice-President and Chief Financial Officer and has over 20 years of experience in finance and business strategy. Mr. Aljoundi has extensive experience in mining, capital markets and banking. Prior to 2015 he served in various senior financial roles at Barrick Gold Corporation, including Executive Vice-President and Chief Financial Officer, Senior Vice-President of Capital Allocation and Business Strategy and Senior Vice-President of Finance. He held senior roles at Barrick South America, including Executive Director and Chief Financial Officer and was also Vice-President Structured Finance at Citibank, Canada.

Education: Mr. Aljoundi holds a Mechanical Engineering degree (with distinction) from the University of Toronto and a Master of Business Administration degree (with honours) from Western University.

Other public company board directorships during last five years

Current:	Current committee memberships:

Agnico Eagle Mines Limited – since February 2022	–

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 87% Board: 10/11 Risk Management Committee: 10/12

CIBC equity - Mr. Aljoundi meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	12,000	7,553	19,553	1,247,481	1.6x

2023	4,000	2,875	6,875	376,544	0.5x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

10	C I B C P R O X Y C I R C U L A R

Directors

CHARLES J.G. BRINDAMOUR, Toronto, Ontario, Canada

Director since: 2020

Age: 53

Independent

2023 Shareholder

votes in favour: 99.6%

Skills:	• Strategy	• Financial Expertise
	• Financial Services	• Risk Management/Risk Governance

Principal occupation: Chief Executive Officer, Intact Financial Corporation

Experience: Mr. Brindamour is Chief Executive Officer of Intact Financial Corporation, the largest provider of property and casualty insurance in Canada and a leading provider of specialty insurance in North America. Mr. Brindamour began his career with Intact in 1992 and has been Chief Executive Officer of Intact Financial Corporation since 2008. Mr. Brindamour has deep experience in the global financial services industry, is a respected business leader with more than 25 years of operating experience and is a past recipient of Canada’s Outstanding CEO of the Year Award. Mr. Brindamour serves on the boards of the Geneva Association and the Business Council of Canada and is co-founder of the Intact Centre for Climate Adaptation at the University of Waterloo.

Education: Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an Associate of the Casualty Actuarial Society and was awarded an honorary Doctorate from HEC Montréal.

Other public company board directorships during last five years

Current:	Current committee memberships:

Intact Financial Corporation – since 2008	–

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 87%

Board: 10/11

Risk Management Committee: 10/12

CIBC equity - Mr. Brindamour meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	29,902	0	29,902	1,907,748	2.4x

2023	27,949	0	27,949	1,530,767	1.9x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and on December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	11

Directors

NANCI E. CALDWELL, Woodside, California, USA

Director since: 2015

Age: 65

Independent

2023 Shareholder

votes in favour: 98.6%

Skills:	• Strategy	• Environmental, Social and Governance (ESG)
	• Human Resources Management/Compensation	• Information Technology

Principal occupation: Corporate Director

Experience:  Ms. Caldwell was Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc. from 2002 through 2004. She held increasingly senior and executive sales and marketing roles at Hewlett Packard Company in Canada and the US from 1982 to 2001. Ms. Caldwell has served on several public and private technology company boards since 2005 and has more than 25 years of operating experience in the global technology and software industries. Ms. Caldwell has served as a director on private company boards, including JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation.

Education: Ms. Caldwell holds a Bachelor of Arts degree from Queen’s University and completed Western University’s Executive Marketing Management Program.

Other public company board directorships during last five years

Current:	Current committee memberships:

Equinix, Inc. – since 2015 Procore Technologies Inc. – since 2020	Nominating and Governance (Chair); Talent, Culture and Compensation Compensation (Chair); Nominating and Governance

Former:

Citrix Systems, Inc. – 2008 to 2022 (ceased to be a public company in 2022)

Donnelley Financial Solutions Inc. – 2016 to 2020

Talend – 2017 to 2020

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 100%

Board: 11/11

Corporate Governance Committee (Chair): 8/8 Management

Resources and Compensation Committee: 8/8

CIBC equity - Ms. Caldwell meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	22,212	0	22,212	1,417,126	2.5x

2023	18,910	0	18,910	1,035,701	1.8x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3868 for 2023 and US$1.00 = C$1.3622 for 2022 reflecting the foreign exchange rate on the last trading day of the fiscal year.

12	C I B C P R O X Y C I R C U L A R

Directors

MICHELLE L. COLLINS, Chicago, Illinois, USA

Director since: 2017

Age: 63

Independent

2023 Shareholder

votes in favour: 99.3%

Skills:	• Strategy	• Financial Expertise
	• Financial Services	• Legal/Regulatory/Compliance

Principal occupation: President, Cambium LLC

Experience:  Ms. Collins has been President of Cambium LLC since 2007. Cambium is a Chicago-based business and financial advisory firm that serves small and medium-sized businesses. She has 30 years of experience in corporate governance, investment banking, and private equity. She also has significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. Ms. Collins is a director and chair of the Audit Committees of CIBC Bancorp USA Inc. and CIBC Bank USA, and she is a member of the Global Risk Institute. She is Chair of the Board of Trustees of National Louis University, a member of the Advisory Boards of Svoboda Capital Partners, LLC, Cedar Street Asset Management, and 5th Century Partners, LLC. Ms. Collins has also served on several philanthropic and non-profit boards, including the Chicago Public Library Foundation, the Museum of Science and Industry and the Navy Pier, Inc.

Ms. Collins received the Bertha Honoré Palmer Making History award for distinction in civic leadership in 2023. Ms. Collins is a past recipient of the Outstanding Leader Award for Business from the YWCA in recognition of her distinguished career in business, her community involvement and willingness to take on leadership positions on impacting women’s lives and racial justice.

Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard Graduate School of Business.

Other public company board directorships during last five years

Current:	Current committee memberships:

Ryan Specialty Group Holdings, Inc. – since 2021	Audit

Ulta Beauty Inc. – since 2014	Audit; Compensation

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 100%

Board: 11/11

Audit Committee: 13/13

CIBC equity - Ms. Collins meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	2,714	37,347(5)	40,061	2,555,892	4.4x

2023	2,714	30,130(5)	32,844	1,798,866	3.1x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3868 for 2023 and US$1.00 = C$1.3622 for 2022 reflecting the foreign exchange rate on the last trading day of the fiscal year.

(5)	Includes DSUs earned for serving on the Boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

C I B C P R O X Y C I R C U L A R	13

Directors

VICTOR G. DODIG, Toronto, Ontario, Canada

Director since: 2014

Age: 58

Not Independent

See “Director

Independence”

on page 38.

2023 Shareholder

votes in favour: 99.6%

Skills:	• Strategy	• Financial Expertise
	• Financial Services	• Human Resources Management/Compensation

Principal occupation: President and Chief Executive Officer, CIBC

Experience: Mr. Dodig has been President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 25 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Over the course of his career, Mr. Dodig has also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. Mr. Dodig serves as the current Chair of the Business Council of Canada and is a member of the International Advisory Committee of the Brookings Institute. He was President of the 2022 International Monetary Conference. Mr. Dodig is committed to inclusion, both to strengthen our social fabric and as an economic imperative. He serves as Chair of CIBC’s Inclusion Leadership Council and is past Co-Chair of the BlackNorth Initiative. He is a recipient of the 2017 Catalyst Canada Honours Champion award, past Chair of the Catalyst Canada Advisory Board, and past Chair of the 30% Club Canada.

Education: Mr. Dodig holds a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College), a Master of Business Administration degree from the Harvard Business School where he was recognized as a Baker Scholar, and a Diploma from the Institut d’études politiques in Paris. He has received an honorary Doctor of Laws degree from Toronto Metropolitan University (formerly Ryerson University).

Other public company board directorships during last five years

Current:	Current committee memberships:

TELUS Corporation – Since May 2022	Pension

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 100%

Board: 10/10(1)

Mr. Dodig does not receive compensation for his services as a director. For information on Mr. Dodig’s equity ownership, see “2023 NEO compensation” on page 74 of the Circular.

(1)

While 11 Board meetings were held in fiscal 2023, Mr. Dodig was recused from one meeting in its entirety due to discussion regarding his compensation, in compliance with Bank Act (Canada) conflict of interest requirements.

14	C I B C P R O X Y C I R C U L A R

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013

Age: 68

Independent

2023 Shareholder

votes in favour: 98.2%

Skills:	• Strategy	• Financial Expertise
	• Financial Services	• Human Resources Management/Compensation

Principal occupation: Corporate Director

Experience: Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the US. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996. Mr. Kelly is a director of CIBC Bancorp USA Inc., CIBC Bank USA and CIBC National Trust Company. Mr. Kelly is also a member of the Canadian Public Accountability Board.

Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Other public company board directorships during last five years

None

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 100%

Board: 11/11

Management Resources and Compensation Committee (Chair): 8/8

CIBC equity - Mr. Kelly meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	12,404	58,778	71,182	4,541,412	5.7x

2023	12,404	50,149	62,553	3,426,028	4.3x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	15

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, USA

Director since: 2016

Age: 62

Independent

2023 Shareholder

votes in favour: 99.7%

Skills:	• Financial Services	• Legal/Regulatory/Compliance
	• Risk Management/Risk Governance	• Information Technology

Principal occupation: Corporate Director

Experience: Ms. Larsen was Executive Vice-President, Chief Operations Officer of First Data Corporation from 2013 to December 2018. She held various progressively senior roles in technology, operations and business management at JPMorgan Chase & Co. from 2006 to 2013. Before joining JPMorgan Chase, she held several leadership roles at Citigroup for 12 years. Ms. Larsen is a Limited Partner Advisor at NYCA Partners and Vice-Chair of the Board of Trustees of Syracuse University.

Education: Ms. Larsen holds a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College and a Master of Library Science degree from Syracuse University (University Fellow).

Other public company board directorships during last five years

Former:

Datto Holding Corp. – 2021 to June 2022

Paya Holdings, Inc. – 2020 to May 2022

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 90%

Board: 10/11

Management Resources and Compensation Committee (from April 2023): 5/5 Risk Management Committee (to April 2023): 3/4

CIBC equity - Ms. Larsen meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	22,948	0	22,948	1,464,082	2.5x

2023	19,815	0	19,815	1,085,268	1.8x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3868 for 2023 and US$1.00 = C$1.3622 for 2022 reflecting the foreign exchange rate on the last trading day of the fiscal year.

16	C I B C P R O X Y C I R C U L A R

Directors

MARY LOU MAHER, Toronto, Ontario, Canada

Director since: 2021

Age: 63

Independent

2023 Shareholder

votes in favour: 98.8%

Skills:	• Financial Services	• Risk Management/Risk Governance
	• Financial Expertise	• Human Resources Management/Compensation

Principal occupation: Corporate Director

Experience: Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher was with KPMG since 1983, in various executive and governance roles, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher was a member of the World Economic Forum focused on Human Rights - the business perspective, and has served on other not-for-profit boards, including as Chair of Women’s College Hospital and a member of the CPA Ontario Council. She is a member of the Board of Governors of McMaster University and a member of the Canadian Public Accountability Board. Ms. Maher created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg.

Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion. Ms. Maher completed the Competent Board for ESG Program.

Education: Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.

Other public company board directorships during last five years

Current:	Current committee memberships:

CAE Inc. – since May 2021	Audit; Human Resources (Chair)

Magna International Inc. - since May 2021	Audit; Technology

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 100%

Board: 11/11

Audit Committee (Chair): 13/13

CIBC equity - Ms. Maher meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	3,356	11,288	14,644	934,287	1.2x

2023	2,056	6,110	8,166	447,252	0.6x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	17

Directors

THE HONOURABLE WILLIAM F. MORNEAU, P.C., Toronto, Ontario, Canada

Director since: 2022

Age: 61

Independent

2023 Shareholder

votes in favour: 99.5%

Skills:	• Strategy	• Environmental, Social and Governance (ESG)

	• Human Resources Management/Compensation	• Public/Government Relations

Principal occupation: Corporate Director

Experience: Mr. Morneau was Canada’s Minister of Finance, a member of Parliament for Toronto Centre, Governor at the International Monetary Fund and at the World Bank from 2015 to 2020. He was also active in international socio-economic forums including the OECD. From 1990 to 2015 Mr. Morneau led Morneau Shepell, which became the largest human resource and pension services provider in Canada during that time. In 2021, he was Senior Fellow at the Jackson Institute at Yale University. Mr. Morneau previously served as Chair of St. Michael’s Hospital, Covenant House, and the C.D. Howe Institute. He is currently Chair of NovaSource Power Services, Chair of the Advisory Board of Magnet at Toronto Metropolitan University, Senior Advisor at Boston Consulting Group, Member of The Wilson Center’s Canada Institute Advisory Board, and Co-chair of the National Arts Centre’s The Next Act Campaign.

Education: Mr. Morneau holds a Bachelor of Arts degree from Western University, a Master of Science degree from London School of Economics and a Master of Business Administration degree from INSEAD.

Other public company board directorships during last five years

Current:	Current committee memberships:

Clairvest Group Inc – since June 2022	Audit

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 96%

Board: 11/11

Risk Management Committee: 11/12

CIBC equity - Mr. Morneau has until November 1, 2027 to meet the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	0	5,813	5,813	370,869	0.5x

2023	0	965	965	52,853	0.1x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

18	C I B C P R O X Y C I R C U L A R

Directors

MARK W. PODLASLY, Vancouver, British Columbia, Canada

Director since:

November 2023

Age: 58

Independent

2023 Shareholder

votes in favour: n/a

Skills:	• Strategy	• Environmental, Social and Governance (ESG)

	• Human Resources Management/Compensation	• Public/Government Relations

Principal occupation: Chief Sustainability Officer, First Nations Limited Major Project Coalition

Experience: Mr. Podlasly, a member of the Cook’s Ferry Indian Band, Nlaka’pamux Nation in British Columbia, is the Chief Sustainability Officer at the First Nations Major Projects Coalition, a national 150 Indigenous nation collective that seeks ownership of major projects such as pipelines, electric utilities, and mining support infrastructure. Mr. Podlasly counsels Indigenous governments across Canada on the establishment of trusts to invest revenues from resource development. He is Chair of the First Nations Limited Partnership (pipelines) and a Trustee of Nlaka’pamux Nation Legacy Trust. In 2017, Mr. Podlasly was awarded the Governor General of Canada’s Meritorious Service Medal for Indigenous leadership in establishing Teach For Canada–Gakinaamaage, a non-profit organization that works with northern First Nations to recruit and support committed teachers. He has advised many leading international companies on corporate education, strategy, leadership, and globalization programs. Mr. Podlasly is a regular speaker at global business and governance events.

Education: Mr. Podlasly holds a Bachelor of Arts degree from Trinity Western University and a Master of Public Administration from Harvard University.

Other public company board directorships during last five years

Current:	Current committee memberships:

Hydro One – since June 2022	Audit; Human Resources

Fiscal 2023 Board and standing committee membership and attendance

n/a

CIBC equity – Mr. Podlasly has until November 1, 2028 to meet the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	0	1,111	1,111	70,882	0.1x

(1)	“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024.

(3)	“Total value of Shares/DSUs” for 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	19

Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Chair of the Board

since: 2021

Age: 61

Independent

2023 Shareholder

votes in favour: 99.3%

Skills:	• Strategy	• Financial Expertise

	• Financial Services	• Risk Management/Risk Governance

Principal occupation: Chair of the Board, CIBC

Experience: Ms. Stevenson has been Chair of the Board of CIBC since 2021. She has extensive business and corporate governance experience, having served on numerous public company and not-for-profit boards in Canada and the US over the past two decades, where she has consistently assumed leadership roles. Previously, Ms. Stevenson was a financial executive in the telecommunications and banking sectors. Ms. Stevenson is a director of CIBC Bancorp USA Inc., CIBC Bank USA and a member of the Board of Directors of Unity Health Toronto. Ms. Stevenson has been named one of the Top 100 Most Powerful Women in Canada.

Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D. Ms. Stevenson was awarded the degree of Doctor of Laws, honoris causa from Carleton University.

Other public company board directorships during last five years

Current:	Current committee memberships:

Open Text Corporation – since 2008	Audit

Former:

Capital Power Corporation – 2017 to Aug 2023

CAE Inc. – 2007 to 2019

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 100%

Board (Chair): 11/11

CIBC equity - Ms. Stevenson meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	62,249	0	62,249	3,971,486	5.0x

2023	58,370	0	58,370	3,196,925	4.0x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

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Directors

MARTINE TURCOTTE, Ad.E., Verdun, Québec, Canada

Director since: 2014

Age: 63

Independent

2023 Shareholder

votes in favour: 98.5%

Skills:	• Environmental, Social and Governance (ESG)	• Public/Government Relations

	• Legal/Regulatory/Compliance	• Information Technology

Principal occupation: Corporate Director

Experience: Ms. Turcotte was Vice Chair, Québec of BCE Inc. and Bell Canada from 2011 to 2020. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008, and she was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is a member of the Board of Directors of the Institute of Corporate Directors Québec and she is a McGill Governor Emerita. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted into the Hall of Fame of the Top 100 Most Powerful Women in Canada, received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence, and was awarded both the Queen’s Gold and Diamond Jubilee Medal in recognition of her contributions to Canada. In 2020, Ms. Turcotte was appointed Chair of the Judicial Compensation and Benefits Commission.

Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Other public company board directorships during last five years

Current:	Current committee memberships:

Empire Company Limited/Sobeys Inc. – since 2012	Human Resources

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 96%

Board: 10/11

Audit Committee (from April 2023): 6/6

Corporate Governance Committee: 8/8

Management Resources and Compensation Committee (to April 2023): 3/3

CIBC equity - Ms. Turcotte meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	824	47,498	48,322	3,082,944	3.9x

2023	824	42,139	42,963	2,353,084	2.9x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	21

Directors

BARRY L. ZUBROW, West Palm Beach, Florida, USA

Director since: 2015

Age: 70

Independent

2023 Shareholder

votes in favour: 98.9%

Skills:	• Financial Services	• Legal/Regulatory/Compliance

	• Risk Management/Risk Governance	• Information Technology

Principal occupation: Chief Executive Officer, ITB LLC

Experience: Mr. Zubrow has been Chief Executive Officer of investment management firm ITB LLC since 2021, after serving as President of ITB LLC since 2003. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 40 years of financial services experience. He has served as a lecturer at the University of Chicago Law School. Mr. Zubrow is a director of CIBC Bancorp USA Inc., CIBC Bank USA, MIO Partners and, Accellix. Mr. Zubrow is also an Emeritus Manager of Haverford College and a member of the Council on Foreign Relations.

Education: Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers. He has a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Other public company board directorships during last five years

Former:

Hudson Executive Investment Corp. III – 2021 to December 2022

Fiscal 2023 Board and standing committee membership and attendance

Overall attendance: 100%

Board: 11/11

Corporate Governance Committee: 8/8

Risk Management Committee (Chair): 12/12

CIBC equity - Mr. Zubrow meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2024	18,588	9,461	28,049	1,789,526	3.1x

2023	18,588	5,516	24,104	1,320,176	2.2x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 8, 2024 (the date of information in our 2024 Circular) and February 9, 2023 (the date of information in our 2023 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 8, 2024 and February 9, 2023.

(3)

“Total value of Shares/DSUs” for 2024 and 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 29, 2023 ($63.80) and December 30, 2022 ($54.77).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3868 for 2023 and US$1.00 = C$1.3622 for 2022 reflecting the foreign exchange rate on the last trading day of the fiscal year.

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Directors

Board and committee meeting frequency and overall attendance in fiscal 2023

During fiscal 2023, directors attended 98% of regular Board and standing committee meetings, as set out below. Individual director nominee attendance is in their biographies starting on page 10. For information on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” beginning on page 42.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Number of Regular Meetings	Number of Special Meetings

Board	9	2	98%

Audit Committee	8	4	100%

Corporate Governance Committee	7	1	100%

Management Resources and Compensation Committee	8	0	100%

Risk Management Committee	9	3	90%

In addition to regular Board and committee meetings, during fiscal 2023, the Board reviewed the key performance indicators relating to CIBC’s long-term strategic focus and near-term priorities, and it participated in director development sessions focused on new or emerging themes, regulatory matters, policy developments, and key trends relevant to CIBC.

Attendance of directors not standing for re-election

Mr. Desjardins is retiring from the Board. During fiscal 2023, Mr. Desjardins attended 100% of all Board, Corporate Governance Committee, and Management Resources and Compensation Committee meetings.

Director nominee independence

The Board determined that each director nominee is independent except Victor G. Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board of Directors Independence Standards, available at www.cibc.com. These standards incorporate the Affiliated Persons Regulations under the Bank Act (Canada), the corporate governance rules of the New York Stock Exchange (NYSE), the CSA’s Corporate Governance Guidelines and the expectations contained in the OSFI Corporate Governance Guideline. For information about how the Board determines director independence, see the Statement of Corporate Governance Practices — “Director Independence” beginning on page 38.

C I B C P R O X Y C I R C U L A R	23

Directors

Director nominee skills and experience

All director nominees have skills and experience acquired from senior roles in major organizations. The skills identified by each director nominee through a self-assessment questionnaire are in the table below. The top four skills of the director nominees are set out in their biographies on pages 10 to 22.

(1)

Refers to experience, skills or education of the integration of ESG topics into businesses, including strategy, disclosure and impact measurement, sustainability, climate risk, health and safety, community development and investment, diversity, equity and inclusion, or experience implementing a corporate culture based on integrity and transparency.

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, the Toronto-Dominion Bank, Manulife Financial and Sun Life Financial.

The Corporate Governance Committee reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The Committee also considers the evolving complexity of CIBC businesses and its regulatory environment; the increasing engagement of directors with regulators and other stakeholders; the workload and time commitment of Board members; and CIBC’s ability to remain competitive with peers in attracting and retaining directors with the expertise and experience required for CIBC’s Board.

Following a market assessment of the competitiveness of CIBC’s director compensation program by an independent consultant, the Corporate Governance Committee recommended and the Board approved the following changes effective for fiscal 2024:

•	increasing the independent director retainer from $240,000 to $260,000, with the increase paid in equity; and
•	increasing the Chair of the Board retainer from $465,000 to $485,000, with the increase paid in equity.

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Directors

Director compensation components

The table below sets out the components of director compensation(1)(2).

	For Fiscal 2023 ($)	Effective November 1, 2023 For Fiscal 2024 ($)

Annual Retainers

Cash (may be taken as cash, shares or DSUs(3))

Chair of the Board(4)	195,000	195,000

Other Directors(5)	100,000	100,000

Equity (may be taken as shares or DSUs)

Chair of the Board(4)	270,000	290,000

Other Directors	140,000	160,000

Committee Chair	50,000	50,000

Committee membership in excess of one(6)	15,000	15,000

Meeting Attendance and Travel Fees

Ad-hoc committees (per meeting)	1,000	1,000

Travel (per trip)(7)	2,000	2,000

(1)

Directors receive additional compensation for serving on boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA (the US Boards). See “Director Compensation” table on page 26 for additional information.

(2)	CIBC directors who are US citizens and whose primary residence is in the US are paid their director compensation in US dollars.

(3)

A Deferred Share Unit (DSU) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC or of a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(4)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers for the Chair of the Board.

(5)	Paid for service on the Board and one committee.

(6)	Paid for service on each additional committee in excess of one (excluding special ad-hoc committees and committee chairs).

(7)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Restrictions on trading and hedging CIBC Securities

Directors are prohibited from using hedging strategies to offset a decrease in the market value of CIBC securities. For more information see page 91 “Restrictions on trading and hedging CIBC Securities”.

C I B C P R O X Y C I R C U L A R	25

Directors

Director compensation table

The table below sets out total compensation payable to independent directors during fiscal 2023 and includes compensation paid to directors who were asked to serve on the boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

	Fees Earned(2)						Allocation of Fees

Name(1) (all figures in C$)	Annual Retainer		Committee Member and Chair Retainers	Travel Fees	All Other Compensation	Total Compensation	Cash	Share-Based
	Equity	Cash						Common Shares	DSUs

Ammar Aljoundi	140,000	100,000	-	-	-	240,000	-	-	240,000

Charles J.G. Brindamour	140,000	100,000	-	-	-	240,000	-	240,000	-

Nanci E. Caldwell	188,401	134,572	63,379	10,766	-	397,118	208,717	188,401	-

Michelle L. Collins(3)	188,401	134,572	-	13,500	224,736	561,209	278,607	-	282,602

Luc Desjardins	140,000	100,000	8,625	4,000	-	252,625	112,625	-	140,000

Kevin J. Kelly(3)	140,000	100,000	50,000	-	195,130	485,130	195,130	-	290,000

Christine E. Larsen	188,401	134,572	-	13,500	-	336,473	148,072	188,401	-

Nicholas D. Le Pan(3,4,5)	59,888	42,778	6,417	4,000	260,632	373,714	301,021	59,888	-

Mary Lou Maher(4)	140,000	100,000	50,000	-	11,000	301,000	50,000	-	251,000

William F. Morneau(4)	140,000	100,000	-	-	11,000	251,000	-	-	251,000

Jane L. Peverett(5)	59,888	42,778	9,334	4,000	13,899	129,899	56,112	59,888	-

Katharine B. Stevenson(3)	270,000	195,000	-	-	181,673	646,673	376,673	270,000	-

Martine Turcotte	140,000	100,000	15,000	10,000	-	265,000	125,000	-	140,000

Barry L. Zubrow(3,4)	188,401	134,572	67,286	13,500	279,971	683,730	495,329	-	188,401

(1)

Mr. Dodig did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 87 for Mr. Dodig’s compensation as President and Chief Executive Officer. Mr. Podlasly was appointed to the Board effective November 1, 2023.

(2)

Amounts paid in US dollars to CIBC directors who are US citizens and whose primary residence is in the US were converted to Canadian dollars using the WM/Reuters exchange rate on the following payment dates:

•  US$1.00 = C$1.3397 on February 9, 2023

•  US$1.00 = C$1.3439 on May 11, 2023

•  US$1.00 = C$1.3324 on August 10, 2023

•  US$1.00 = C$1.3669 on November 9, 2023

(3)

The amounts reported under “All Other Compensation” include fees paid for serving on the boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA (the US Boards). Each of Ms. Collins, Mr. Kelly, Mr. Le Pan, Ms. Stevenson and Mr. Zubrow received US$135,000 for serving as a director of the US Subsidiaries. In addition, Mr. Zubrow received US$50,000 for serving as Chair of the Board of the US Boards; Mr. Le Pan received US$30,000 for serving as Chair of the Risk Committee; Ms. Collins received US$20,000 for serving as Chair of the Audit Committee; and Mr. Kelly received US$10,000 for serving as Chair of the Private Wealth Oversight Committee. Each of Ms. Collins, Mr. Le Pan and Mr. Zubrow received fees of US$1,000 per meeting as members of an ad hoc committee of the US Boards. These amounts were converted to Canadian dollars at the rates set out in note (2).

(4)

The amounts reported under “All Other Compensation” include fees of $1,000 per meeting paid to Ms. Maher, Mr. Morneau and Mr. Zubrow as members of an ad hoc committee; and fees of $1,000 per meeting paid to Mr. Le Pan as advisor to the ad-hoc committee.

(5)

Mr. Le Pan and Ms. Peverett retired from the Board on April 4, 2023. In honour of their service, Mr. Le Pan received a retirement gift valued at $2,806 and Ms. Peverett received a retirement gift valued at $3,899. CIBC made a $10,000 donation for each of Mr. Le Pan and Ms. Peverett to a registered Canadian charity of their selection. These amounts are reported under “All Other Compensation”.

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Directors

Director equity ownership guideline

Effective November 1, 2023, for fiscal 2024, the director equity ownership guideline continues to be eight times the annual non-chair cash retainer ($800,000) in common shares and/or DSUs within five years after joining the Board. Equity ownership is reviewed on a regular basis.

Based on director fees effective November 1, 2023 for fiscal 2024, directors must take $160,000 of their $260,000 annual retainer (62%) in either CIBC common shares or DSUs. The Chair of the Board must take $290,000 of the Chair’s $485,000 annual retainer (60%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs. New directors are expected to take half of their cash retainer in equity until the equity ownership guideline is reached.

Each nominee who is currently a director has met the equity ownership guideline except for William F. Morneau, who joined the Board on November 1, 2022 and Mark W. Podlasly, who joined the Board on November 1, 2023. Each of these director nominees is acquiring equity under our director compensation program to reach the equity ownership guideline by their target date.

Each director nominee’s equity ownership interest in CIBC is set out in their biography on pages 10 to 22.

C I B C P R O X Y C I R C U L A R	27

Board Committee Reports

The Board has four standing committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, and Risk Management Committee. Committee mandates can be found at www.cibc.com. Committee activities during fiscal 2023 are summarized below.

Report of the Audit Committee

The key responsibilities of the Audit Committee are to: (i) fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, related MD&A and internal controls over financial reporting; (ii) monitor the system of internal controls; (iii) monitor CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and service quality of the external auditors; (vi) oversee the performance of the internal audit function; (vii) oversee processes and controls around ESG disclosure in the Annual Report, Sustainability Report and Climate Report; and (viii) act as the audit committee for certain federally regulated subsidiaries.

Responsibility	2023 Highlights

Financial Reporting and Internal Controls

• Recommended Board approval of quarterly and annual financial statements.

• Reviewed significant areas of accounting and disclosure judgment and key audit matters, including those relating to:

–  the measurement of expected credit losses under International Financial Reporting Standard (IFRS) 9;

–  the assessment of goodwill impairment;

–  the valuation of financial instruments; and

–  tax, legal, lease exit and restructuring-related provisions and disclosures.

• Reviewed the updates of future accounting standards, including IFRS 17 Insurance Contracts.

• Received an overview of the new OSFI Assurance Guidelines and the associated work required to support the requirements.

• Received updates on the use of System and Organization Controls (SOC 1) reports in scope of US Sarbanes-Oxley Act of 2002.

• Reviewed reports on internal controls over financial reporting from management and EY.

• Received quarterly reports from the Chief Auditor including Internal Audit’s opinion on the control environment and key themes.

• Received updates from Strategic Business Units (SBU) and functional groups on their control environment.

• Received periodic ad-hoc management updates on areas of significant qualitative and quantitative judgements and estimates as well as regulatory developments impacting financial statement disclosures.

• Reviewed the quarterly and annual fraud management report and approved the Fraud Management Policy.

• Reviewed the Mutual Funds governance framework.

• Received updates on regulatory developments related to ESG reporting and related trends.

• Reviewed CIBC’s ESG disclosure in the Sustainability Report, the Climate Report and the Annual Report, including the MD&A.

External Auditors

• Approved the scope of services, terms of engagement, annual audit plan and recommended Board approval of the associated fees of EY.

• Reviewed and discussed with EY key areas of risk of material misstatement of the financial statements, application of professional skepticism and significant auditor judgment.

• Discussed quarterly review results and annual audit findings with EY and reviewed key audit matters set out in the auditor’s report.

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Board Committee Reports

External Auditors

• Reviewed EY’s written statement of objectivity and independence.

• Pre-approved all EY engagements for non-audit services and fees in accordance with the Scope of Services Policy.

• Completed an annual assessment of EY’s audit quality, effectiveness and service quality and recommended their re-appointment for shareholder approval.

• Updated and monitored audit quality indicators.

Internal Audit Function

• Approved the Internal Audit organizational framework and charter and Internal Audit’s audit plan, including the audit scope and the overall risk assessment and monitored its execution, including changes as required.

• Recommended Board approval of the Internal Audit Finance plan and staff resources.

• Reviewed Internal Audit’s report of CIBC’s Risk Governance Framework and its assessment of the oversight by Finance, Risk Management and Compliance.

• Reviewed performance goals, assessed the effectiveness and performance, and approved the mandate of the Chief Auditor.

• Recommended Board approval of the re-appointment of the Chief Auditor.

• Reviewed and approved succession plans for the Chief Auditor.

• Monitored Internal Audit compliance with regulatory expectations.

• Reviewed results of an independent assessment of Internal Audit, which is conducted at least every five years as required by professional standards.

Finance Function

• Approved the Finance organizational framework and recommended Board approval of Finance’s financial plan and staff resources.

• Reviewed management’s assessment of the effectiveness of Finance.

• Reviewed the status of Finance’s progress against its modernization objectives and strategic priorities.

• Reviewed performance goals, assessed the effectiveness, and approved the mandate of and the succession plans for the Chief Financial Officer.

Whistleblower Procedures	• Reviewed management’s quarterly Whistleblower Report.

Legal and Regulatory Developments

• Received regular updates from the legal department on legal matters, including emerging legal risks.

• Monitored regulatory developments, including updates from stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking.

Subsidiary Oversight	• Acted as audit committee for certain federally regulated subsidiaries. • Reviewed the financial statements and management reports. • Reviewed and discussed audit findings with EY and management.

Members of the Committee are Mary Lou Maher (Chair), Michelle Collins, Martine Turcotte and Mark Podlasly (who was appointed to the Committee on November 29, 2023). All Committee members are independent and “financially literate” in compliance with the requirements of the NYSE and the CSA, and two members of the Committee are “audit committee financial experts” under the U.S. Securities and Exchange Commission (SEC) rules.

Oversight, Evaluation and Appointment of Independent Auditors

The Audit Committee is responsible for the appointment, oversight, compensation and retention of the independent auditors. As part of its oversight responsibilities, the Audit Committee conducts an annual assessment to determine whether the retention of EY as the independent auditors continues to be in CIBC’s shareholders’ best interests, or whether to engage another independent public accounting firm as CIBC’s independent auditors. In conducting this assessment, the Audit Committee considers EY’s independence, audit quality, effectiveness and service quality. The Audit Committee also conducts a more comprehensive review every five years. The next comprehensive review is scheduled for 2025.

C I B C P R O X Y C I R C U L A R	29

Board Committee Reports

In conducting the assessment of EY’s independence, the Audit Committee considered a number of factors including: (i) the limitations on non-audit services required by CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors and the fact that EY provides only limited services other than audit and audit-related services; (ii) reports from EY describing its compliance with its internal policies and procedures, for which the assessments include periodic internal and external reviews of its audit and other work, assessing the adequacy of partners and other personnel working on the CIBC audit; (iii) a formal written statement by EY describing all relationships between it and CIBC that may reasonably be thought to bear on independence as required by Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3526, if any, including confirmation that it can continue to act as the independent registered public accounting firm for CIBC; (iv) partner rotation for the lead audit partner at least every five years as well as key audit partners as required under independence standards; (v) management’s procedures for addressing concerns related to the external auditor’s independence, if any; (vi) the robust regulatory framework in Canada and the United States; and (vii) the tenure of EY as CIBC’s independent auditors.

In conducting the assessment of EY’s audit quality, effectiveness and service quality, the Audit Committee considered a number factors including: (i) EY’s objectivity and professional skepticism; (ii) the quality and experience of EY’s engagement team; (iii) external reports on audit quality (PCAOB inspection reports and annual reports from Canadian Public Accountability Board); (iv) an annual assessment of the overall quality of the service provided, including considering trends observed in the annual assessment relative to the prior five year comprehensive review; (v) the benefit of the length of time EY has served in the role of independent auditors, including EY’s capability and expertise in handling the breadth and complexity of CIBC’s business, and EY’s significant institutional knowledge and deep expertise of CIBC’s accounting policies and practices and internal controls that enhance audit quality; (vi) the quality and candour of EY’s communication with the Audit Committee; and (vii) EY’s independence from CIBC as described above.

Based on the evaluation of the above factors, the Audit Committee concluded that it was satisfied with the audit quality, effectiveness and service quality of external audit services provided by EY for 2023 and that EY continues to be independent such that it is in the shareholders’ best interest for EY to continue to serve as CIBC’s independent auditors. As a result, the Audit Committee has recommended to the Board, subject to shareholder approval, the re-appointment of EY as independent auditors of CIBC for 2024.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next Annual Meeting of Shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2023 and October 31, 2022 are set out below.

Fees billed by EY
(Unaudited, $ millions)	2023	2022

Audit fees(1)	27.3	24.6

Audit related fees(2)	3.6	2.2

Tax fees(3)	2.2	1.9

Other(4)	0.3	0.0

Total	33.4	28.7

(1)

For the audit of CIBC’s annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditors in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under the standards of the PCAOB.

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.

(4)	Includes fees for non-audit services.

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form dated November 29, 2023, and available at www.cibc.com.

30	C I B C P R O X Y C I R C U L A R

Board Committee Reports

Report of the Corporate Governance Committee

The key responsibilities of the Corporate Governance Committee are to oversee: (i) CIBC’s corporate governance framework; (ii) CIBC Board and committee composition; (iii) evaluation of CIBC’s Board, committees and director effectiveness; (iv) director orientation and continuing education; (v) CIBC’s alignment with its purpose, strategy on ESG matters and related disclosures; and (vi) CIBC’s stakeholder engagement framework and matters relating to consumer protection, conduct and culture.

Responsibility	2023 Highlights

Governance

• Oversaw CIBC’s stakeholder engagement process with shareholders, shareholder advocacy groups, proxy governance advisory firms and regulators to foster transparent relationships and discuss CIBC’s governance practices and emerging trends.

• Reviewed governance regulatory developments, including CSA consultation on revised corporate governance disclosure rules and policy; OSFI’s consultation on a Culture and Behaviour Risk Guideline; and the SEC’s final clawback rule and upcoming SEC proposals.

• Reviewed director compensation for CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA; recommended Board approval of increases in the equity component of retainers for CIBC directors and the Chair of the Board, effective November 1, 2023; and approved an increase in director compensation for CIBC Bancorp USA Inc. and CIBC Bank USA.

• Reviewed and recommended Board approval of CIBC’s Statement of Corporate Governance Practices, responses to shareholder proposals, and governance disclosure in CIBC’s Circular.

• Continued to focus on board governance and structure for CIBC Bancorp USA Inc. and CIBC Bank USA.

• Reviewed CIBC’s Sustainability Report and Climate Report, including disclosure of ESG metrics and targets.

• Oversaw CIBC’s ESG strategy and governance framework, and related progress, and reviewed:

–  reports and disclosure on CIBC’s ESG practices and performance; and

–  reports to stay abreast of emerging trends, stakeholder perspectives, standards and best practices on ESG matters.

• Received reports on CIBC’s community investment and giving strategy and activities.

• Reviewed and approved CIBC’s Enterprise Subsidiary Governance Framework.

• Reviewed CIBC’s Purpose Report on alignment of CIBC’s purpose to related initiatives.

Board and Committee Composition

• Reviewed the composition, size, and collective skills and experiences of the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

• Reviewed and recommended Board approval of director nominees and determined their independence for service on the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

• Reviewed and recommended Board approval of changes in committee composition based on principles that guide committee membership and committee chair succession to balance seasoned views with fresh perspectives and ensuring the committees retain core skills and experiences among their members.

• Reviewed and approved changes to the Board Diversity Policy to align terminology to CIBC’s employee policies and disclosures in the Sustainability Report.

• Continued Board renewal activities with support from an external consultant; considered director candidates who reflect broad aspects of diversity and experience; recruited a new director for appointment to the Board; and continued to focus on Board member inclusion and succession planning.

• Oversaw the evaluation of the effectiveness of the Board, committees, Chair of the Board and Chief Executive Officer (CEO) with the support of an independent external advisor, developed action plans and reviewed progress reports.

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Board Committee Reports

Board and Committee Effectiveness

• Oversaw the administration of CIBC’s Director Development Program and exceeded the Board’s target of dedicating at least 10% of time at regular Board and committee meetings to education.

• Reviewed the effectiveness of management reports to the Board and committees and continued to enhance reporting to allow more time for meaningful discussion at meetings.

• Reviewed and approved updates to the Board Reporting Standards to articulate protocols for documenting and actioning advice, guidance and effective challenge of management.

Conduct

• Reviewed conduct and culture risk reports.

• Acted as the conduct review committee for CIBC and its federally regulated Canadian subsidiaries and, as such, reviewed reports on related parties and policies to foster compliance with the Bank Act (Canada) on related parties that may materially affect CIBC.

• Reviewed reports to support oversight of consumer protection provisions under the Bank Act (Canada) and continued engagement with the Financial Consumer Agency of Canada.

• Reviewed the effectiveness of CIBC’s client complaint management processes and changes to improve client experience in resolving complaints.

• Reviewed an annual report on the effectiveness of CIBC’s global privacy management practices to resolve issues and mitigate risk in CIBC initiatives, as well as trends and regulatory developments.

• Reviewed and approved CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

Members of the Committee are Nanci Caldwell (Chair), Luc Desjardins, Martine Turcotte and Barry Zubrow. All members of the Committee are independent.

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (MRCC) is responsible for assisting the Board of Directors in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

The Chair of the MRCC and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, starting on page 55 of this Circular.

Responsibility	2023 Highlights

Performance, Compensation, Employment Arrangements and Ownership

• Reviewed, approved or recommended Board approval of the CEO’s, Executive Committee’s (EXCO) and other key officers’ fiscal 2023 goals and measures, compensation targets for the upcoming year, performance against goals and year-end compensation.

• Approved compensation for employees whose Total Direct Compensation (TDC) exceeds the materiality threshold determined by the MRCC.

• Reviewed adherence to share ownership guidelines for executives and Managing Directors.

• Reviewed a report on executive and Managing Director severances.

Talent and Succession

• Refreshed the CEO leadership profile to help guide a continued deep focus on CEO succession planning.

• Engaged in the annual comprehensive succession planning exercise for the CEO and EXCO roles, involving the Board and Board committees, the CEO, and his direct reports. This review ensures that top talent is provided with growth opportunities and experiences to help them achieve their career aspirations, creating value for CIBC’s stakeholders.

• Recommended Board approval of the CEO succession plan to further build focused development plans for appropriate candidates.

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Board Committee Reports

Talent and Succession

• Recommended Board approval of EXCO succession plans and reviewed progress on succession plans for key officer roles to ensure an inclusive pipeline of highly capable talent.

• Reviewed progress against CIBC’s inclusion strategy with increased focus on underrepresented talent segments, including Indigenous peoples and members of the Black community.

• Reviewed a quarterly report on notable enterprise talent accomplishments.

• Engaged Board members in networking activities to deepen relationships with senior leaders and near term EXCO successors.

Human Capital Strategy, Culture and Organizational Changes

• Reviewed key strategic initiatives of CIBC’s Human Capital strategy, as well as broader initiatives encompassing people, culture and brand, including periodic updates on:

– CIBC’s workforce transformation to enable the future of work;

– CIBC’s wellbeing strategy including the approach on health, safety and wellbeing for employees;

– CIBC’s annual employee survey results;

– CIBC’s real estate transformation journey;

– Organizational changes across multiple business lines focused on enabling the execution of strategic priorities; and – Key areas of focus within our People Metrics and our progress towards predictive analytics and insights.

• Recommended Board approval of changes to senior management roles by executing on our succession plans to strategically address current and future needs.

• Provided cross border oversight and insights through continued appointment of both the Chair of the Board and the MRCC Chair to the US Human Resources and Compensation Committee.

Compensation Risk, Incentive Funding, Philosophy, Policies and Plans

• Approved the Business Performance Factor (BPF) metrics, weightings and goals used in the determination of the BPF including the detailed financial metrics (65%), as well as weightings and goals used in the Client Experience (CX) (25%) and ESG (10%) indices.

• Approved CIBC’s compensation philosophy, methodology and governance to ensure it aligns with current processes and practices.

• Reviewed and discussed the alignment of compensation with business performance and risk at both the enterprise (incentive pool/BPF) and individual level at our annual joint meeting with the Risk Management Committee. At this meeting, the Directors received input and had the opportunity to challenge results with senior management.

• Recommended Board approval of aggregate annual incentive compensation and allocations to the SBUs and functional groups.

• Reviewed non-material amendments to material compensation plans.

Pension and Benefit Plans

• Reviewed CIBC’s pension governance structure and activities conducted by delegates for CIBC’s pension plans.

• Reviewed the competitiveness of CIBC’s executive pension programs.

• Approved plan design changes for the CIBC Pension Plan.

• Reviewed the governance over the US retirement, health and welfare plans.

Governance and Controls

• Reviewed an assessment of significant human resources risks and the effectiveness of related internal controls.

• Reviewed Internal Audit’s independent report on material compensation plans.

• Reviewed global regulatory and governance updates related to executive compensation.

• Met with institutional investors to discuss aspects of CIBC’s executive compensation programs.

• Obtained advice from the MRCC’s independent compensation advisor on executive compensation matters.

Members of the MRCC are Kevin Kelly (Chair), Nanci Caldwell, Luc Desjardins and Christine Larsen. All members of the MRCC are independent.

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Board Committee Reports

Report of the Risk Management Committee

The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks; review/approval of key frameworks, policies, and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management Function.

Responsibility	2023 Highlights

Principal Business Risks

• Reviewed and recommended for Board approval CIBC’s risk appetite statement and approved CIBC’s SBU and functional group risk appetite statements. Reviews included how CIBC’s risk appetite translates into actionable measures for CIBC’s SBUs and functional groups, alignment with strategic plans, as well as enhancements to strengthen CIBC’s Risk Management function to address evolving risks, current priorities and regulatory frameworks.

• Held education sessions (joint with the Audit Committee) covering Basel III Credit Risk (New Internal Ratings-based Approach Credit Risk Changes), Model Governance: Regulations and Regulatory Expectations, Cryptocurrency Framework.

• Reviewed Risk Management’s assessment of year-end compensation recommendations.

• Reviewed and recommended Board approval of the capital plan and policy.

• Reviewed and approved refinements to various risk limits, funding, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery Planning.

• Monitored and reviewed reports on CIBC’s risk profile, including management’s assessment of information technology risk and governance activities.

• Monitored top and emerging risk themes, including geopolitical, macroeconomic, credit and environmental risks, tail risk events, information and cyber security, Canadian consumer debt and geopolitical developments.

• Reviewed management’s self-assessment of the design and operating effectiveness of the risk assessment processes relative to new strategies, products or services.

• Reviewed presentations on the risks associated with operational resilience and third party risk management as well as various business activities including quarterly SBU reviews, oil and gas portfolio, real estate secured lending (RESL), credit cards and personal lending, Simplii strategy, the commercial real estate and construction portfolio and regional reviews including UK and Asia Pacific regions and CIBC FirstCaribbean International Bank.

• Reviewed management’s reports on stress testing relative to macro- economic conditions.

• Reviewed several special analyses and deep dives on the capital plan and stress contingent capital actions, liquidity, funding, RESL and commercial real estate portfolios, given the macroeconomic environment.

• Reviewed and approved certain lending commitments that exceeded management’s lending authority.

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Board Committee Reports

Risk Management, Compliance & Anti-Money Laundering

• Reviewed and recommended Board approval of the Risk Management financial plan and staff resources.

• Approved the Compliance department’s Compliance plan for fiscal 2024.

• Approved the Enterprise Anti-Money Laundering group’s examination plan for fiscal 2024.

• Reviewed succession plans, goals and assessments of effectiveness of the Chief Risk Officer (CRO), Chief Compliance Officer and Chief Anti-Money Laundering Officer.

• Reviewed results of Risk Management Self-Assessment and key mandates.

Compliance	• Continued to monitor global regulatory developments, guidance and compliance with regulatory requirements. • Reviewed the Chief Compliance Officer’s quarterly report.

Anti-Money Laundering	• Reviewed the Chief Anti-Money Laundering Officer’s quarterly report on Enterprise Anti-Money Laundering.

Members of the Committee are Barry Zubrow (Chair), Ammar Aljoundi, Charles Brindamour and William Morneau. All members of the Committee are independent.

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Statement of Corporate Governance Practices

Good governance is the foundation of our business and underpins CIBC’s purpose — to help make your ambitions a reality. CIBC’s corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. As a recognized leader in corporate governance, we strive each year for continuous improvements to achieve excellence in governance. This statement of corporate governance practices was last reviewed and approved by the Board in February 2024.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, external auditors and regulators.

Read about key elements of our governance practices:

37	Governance Structure

37	Board Composition

37	Board Responsibilities

38	Director Independence

40	Director Nomination Process

41	Director Tenure

42	Annual Board Evaluation Process

43	The Chief Executive Officer

43	The Chair of the Board

43	Board Committees

44	Board Access to Independent Advisors and Management

45	Director Orientation and Continuing Education

46	Director Compensation

47	Executive Compensation

47	Inclusion

48	Talent and Succession Planning

48	CIBC Code of Conduct

49	Environmental, Social and Governance

53	Subsidiary Governance

53	Stakeholder Engagement

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Statement of Corporate Governance Practices

1.	Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and experienced directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. Every year, the Board considers for approval changes to the mandates of the Board of Directors, Chair of the Board, Board Committees and Board Committee Chairs.

Find Mandates of the Board, Chair of the Board, Board Committees and Board Committee Chairs at www.cibc.com or www.sedarplus.com.

2.	Board Composition

The composition of the Board and its committees is affected by legal requirements, CIBC’s strategic priorities, and the annual Board evaluation process.

Legal requirements — The Board complies with legal and regulatory requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada), Office of the Superintendent of Financial Institutions Canada (OSFI)‘s Corporate Governance Guideline, securities law and stock exchanges that list CIBC shares.

Board size — The Corporate Governance Committee reviews Board size and composition annually. The Committee considers changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. If each director nominee is elected at CIBC’s 2024 Annual Meeting of Shareholders, the size of the Board will be 13 directors.

Director skill set and competency matrix — The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee reviews the matrix regularly to verify that it reflects the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses their skills and experiences identified in the matrix. The Corporate Governance Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and support succession planning for committee membership. The Board strives to reflect CIBC’s workforce as well as the clients and communities CIBC serves. As outlined in the “Inclusion” section beginning on page 47, the Corporate Governance Committee also considers CIBC’s Board Diversity Policy when assessing each new director candidate to the Board. Mr. Podlasly was appointed to the Board on November 1, 2023, and he brings deep expertise in sustainability, economic development for Indigenous communities and the development of large capital projects connected to energy, natural resources and community infrastructure around the world.

Information on the skills and experience of our director nominees in areas the Board considers important to CIBC is on page 24 of the 2024 Management Proxy Circular (Circular).

3.	Board Responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. The Mandate of the Board of Directors is incorporated into this document for reference. The Board’s key responsibilities are outlined below.

Culture of integrity — The Board oversees CIBC’s Code of Conduct and is responsible for satisfying itself about the culture of integrity throughout CIBC.

Strategic planning — The Board reviews and approves CIBC’s strategic, financial and capital plans, and monitors their effectiveness. In carrying out these responsibilities, the Board considers CIBC’s purpose, Environmental, Social and Governance (ESG) strategy, risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment.

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Statement of Corporate Governance Practices

Risk management — The Board approves CIBC’s risk appetite statement and, with support from the Risk Management Committee, oversees CIBC’s risk profile and processes to identify, measure, monitor and mitigate CIBC’s principal business risks.

Internal control — The Board approves CIBC’s control framework. With support from the Risk Management Committee and the Audit Committee, the Board oversees and monitors the integrity and effectiveness of CIBC’s internal controls over financial reporting, system of internal controls, and compliance with legal, regulatory, accounting and financial reporting requirements.

Human resources management — With support from the Management Resources and Compensation

Committee, the Board oversees CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

Corporate governance — With support from the Corporate Governance Committee, the Board establishes standards which allow the Board to function independently from management and Board policies that set expectations and responsibilities of directors to contribute effectively to the Board’s operations.

Communications and disclosure — The Board reviews and monitors the effectiveness of CIBC’s communication framework, processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

4.	Director Independence

Director independence is an important part of how the Board effectively supervises the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, to determine whether a director is independent, the Board applies independence standards (available on our website), which include tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees promote independence by:	All director nominees are independent except Victor Dodig, President and CEO of CIBC, who is required by the Bank Act (Canada) to be a member of the Board.

•	reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);

•	retaining advisors when needed for independent advice and counsel;

•	conducting regular in camera sessions of the Board and its committees without the Chief Executive Officer (CEO) or any other member of management;

•	adhering to CIBC’s Director Tenure Policy and tenure limits (see “Director Tenure” on page 41);

•	determining whether directors have a material interest in a transaction; and

•	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules, Canadian Securities Administrators (CSA) corporate governance guidelines and OFSI’s Corporate Governance Guideline provisions. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination of independence primarily on biographical information, bank records and reports, information about entities the director nominee is involved with and questionnaires completed by each director nominee.

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Statement of Corporate Governance Practices

All members of the Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, and Risk Management Committee must be independent. Audit Committee members must satisfy additional independence standards under the US Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE corporate governance rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s circumstances). These “immaterial relationships” include:

•

routine banking services where a director, their immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

•

the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of Board members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.	A director is required to obtain approval from the Chair of the Board before joining a new public company board.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers many factors when assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, which have different numerical limits on the number of boards a director may serve. However, the Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There are no interlocking board memberships among CIBC’s director nominees.

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Statement of Corporate Governance Practices

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the audit committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the Chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they must disclose that interest and, subject to the Bank Act (Canada), are recused from any Board or committee discussions and are not permitted to vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee and the Management Resources and Compensation Committee. The Board believes that the Chair’s independence is important for leading the Board in carrying out its duties.

5.	Director Nomination Process

Nominating a new candidate for election

The Board derives its strength from the diversity, relevant experience and expertise of its members. The Corporate Governance Committee oversees Board renewal and is responsible for recommending director candidates. The Committee creates a candidate profile outlining the desired skills and experiences that will deepen the Board’s collective knowledge and support CIBC’s strategic priorities. The Committee also considers the degree to which the Board reflects CIBC’s workforce and the clients and communities that CIBC serves to ensure a range of varied perspectives. The Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. The Committee also maintains a list of potential director candidates which includes recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

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Statement of Corporate Governance Practices

There are mechanisms for shareholders and others to recommend director candidates:

•	Under the Bank Act (Canada), shareholders may propose a director nominee to be included in CIBC’s Circular, provided they hold 5% of CIBC’s outstanding common shares.

•

Under CIBC’s Proxy Access Policy, qualifying shareholders may submit director nominations to be included in CIBC’s Circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.

•

A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance

Committee reviews the director’s:

•	continuing integrity and suitability;

•	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Conduct;

•	attendance at regular Board and committee meetings; and

•	tenure on the Board.

6.	Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Directors are elected by shareholders for a one-year term that expires at the next Annual Meeting of Shareholders. Under CIBC’s Director Tenure Policy, the maximum period of time a director can be on CIBC’s Board is 15 years after joining the Board. A director would not stand for re-election at the Annual Meeting of Shareholders following that event. The Corporate Governance Committee may recommend a director for re-election after the expiry of their maximum term if it is in the best interests of CIBC to do so. In addition, the Chair of the Board may serve a five-year term after initial appointment as Chair of the Board, regardless of number of years served as a director.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned director. This chart shows the amount of time that the director nominees for election at the 2024 Annual Meeting of Shareholders have served on CIBC’s Board. The average tenure of the director nominees is six years.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

•	the director no longer satisfies the director qualification requirements under applicable law;

•	there is a material change in the status of the director’s employment;

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Statement of Corporate Governance Practices

•	the director accepts a role with a company or organization which could have a material conflict with CIBC;

•	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or

•	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

In an uncontested election where shareholders are asked to vote on the election of a director, a director nominee who receives a greater number of shareholder votes that are “withheld” than “for” will immediately tender their resignation to the Board. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected. The Corporate Governance Committee will recommend that the Board accept the resignation absent exceptional circumstances. The Board will make its decision within 90 days after the election and issue a press release either announcing the resignation or explaining	You can find our Majority Voting Policy at www.cibc.com.
why it was not accepted. The director who tendered the resignation will not take part in the decision-making process.

Meeting attendance record

Regular Board and committee meetings are set about four years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so.

During fiscal 2023, directors attended 98% of regular Board and standing committee meetings. See page 23 of the Circular for information on Board and standing committee meeting attendance.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director if it is in the best interests of CIBC to do so.

7.	Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.

The evaluation includes:

• a survey completed by each director;

• a survey completed by senior executives on the performance of the CEO, the Board and the Board committees they support; and

• individual one-on-one meetings between each director and the Chair of the Board.

Every director participates in an annual self-assessment and peer review process.

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Statement of Corporate Governance Practices

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership; the Board and CEO relationship; talent management and succession planning; strategy; compliance; risk management; ESG oversight; stakeholder engagement; tone at the top; culture; Board structure, size and processes; director development; and Board and committee composition and operations. The survey also asks for input on areas of focus for the coming year.

One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow Board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in, and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Corporate Governance Committee on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development, and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing director education. The Board and committees monitor progress against their action plans.

8.	The Chief Executive Officer

The CEO leads the management of CIBC’s business and affairs. In carrying out this responsibility, the CEO is responsible for duties relating to CIBC’s vision and values; strategy and operational direction; risk governance and internal controls; financial information; human resources management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

9.	The Chair of the Board

The Chair of the Board is responsible for providing effective leadership of the Board, facilitating the operations and deliberations of the Board and overseeing the execution of the Board’s mandate. In carrying out these responsibilities, the Chair of the Board presides over Board and shareholder meetings; leads director development; leads the Board in overseeing the development of CIBC’s strategic plan; coordinates execution of the Board’s mandate and action plans; and communicates with shareholders, clients, employees, regulators and other stakeholders.

10.	Board Committees

The Board has four standing committees. All committee members are independent. In determining committee membership, the Board tries to strike a balance between having members with the right experience and expertise on each committee and rotating membership to bring new ideas and insights.

Board committee succession planning

CIBC has a succession planning and selection process for Board committee membership. Each year, the Corporate Governance Committee reviews a succession plan, a committee chair’s tenure, and proposed committee member rotations. The Committee is guided by principles it established that promote fresh perspectives, draw on the experience of existing members, and retain core skills required to support a committee’s mandate. Proposed changes are recommended by the Committee to the Board for approval.

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Statement of Corporate Governance Practices

Board committee responsibilities

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, related Management’s Discussion and Analysis and internal controls over financial reporting; monitoring the system of internal controls; monitoring CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and service quality of the external auditors; oversee the performance of the internal audit function; overseeing processes and controls around ESG disclosure in the Annual Report, Sustainability Report and Climate Report; and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee also oversees succession planning for the Chief Financial Officer (CFO) and the Chief Auditor. The Audit Committee meets regularly with the external auditors, the CFO and the Chief Auditor. Two Committee members are “audit committee financial experts” under the U.S. Securities and Exchange Commission (SEC) rules.

The Corporate Governance Committee is responsible for overseeing CIBC’s corporate governance framework; Board and committee composition; evaluation of Board committees and director effectiveness; director orientation and continuing education; CIBC’s alignment with its purpose, strategy on ESG matters and related disclosures; CIBC’s stakeholder engagement framework; and matters relating to consumer protection, and conduct and culture.

The Management Resources and Compensation Committee is responsible for assisting the Board in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Committee reviews and approves CIBC’s compensation philosophy, methodology and governance; recommends Board approval of annual incentive compensation funding; has duties relating to CIBC’s pension funds; and oversees the preparation of the compensation related disclosure in the Circular. The Committee reviews, approves or recommends Board approval of employment arrangements, goals and measures, performance, compensation, and succession plans for the CEO, Executive Committee (EXCO) members and other key officers. The Committee reviews CIBC’s human capital strategy, organizational culture, and their alignment with CIBC’s strategy, which includes inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to its mandate.

The Risk Management Committee is responsible for assisting the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite; overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks; reviewing and approving key frameworks, policies and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management function. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of executive compensation decisions and oversees succession planning for the Chief Risk Officer (CRO), Chief Compliance Officer and Chief Anti-Money Laundering Officer.

11.	Board Access to Independent Advisors and Management

To assist the Chair of the Board, the Board and the committees in satisfying their responsibilities and to foster their independence, they may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Chair of the Board, the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to them. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management. The Corporate Governance Committee retains an independent advisor periodically to review director compensation policy and practices, as well as an external recruitment firm to identify potential director candidates.

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12.	Director Orientation and Continuing Education

CIBC’s Director Development Program provides continuing education to Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory or other developments related to the directors Board and committee responsibilities.

The Board exceeded its target of dedicating 10% of regular meeting time to director education.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s by-law and organizational structure; CIBC’s strategic, financial, and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, and members of management. Management also hosts tours of CIBC businesses and operations. When a new director is appointed to a committee, the chair of that committee arranges orientation sessions about the committee’s mandate. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

During fiscal 2023, the Board exceeded its target of dedicating 10% of regular meeting time to director education. The Chair of the Board is responsible for coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways – at Board and committee meetings, in the annual board performance evaluations, and through regular feedback to the Chair of the Board and committee chairs. Committee education sessions are open to all Board members.

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During fiscal 2023, directors participated in a variety of education sessions. The key topics are summarized in the table below.

Attended	Topic	Date
Board

•  Technology Infrastructure & Innovation Emerging Trends and Technologies

•  Investment Community Perspectives Review

•  Client Experience in Banking

•  Global Developments and Implications to Climate Strategies

•  Global Industry Perspectives on Business Enablement Through Data

•  Delivering Security Excellence to Manage Risk

•  Impact of Artificial Intelligence and Data Governance

•  Managing Third Party Risk

•  New Laws and Regulatory Developments

December 2022 December 2022 March 2023 March 2023 May 2023 May 2023 August 2023 August 2023 August 2023
Audit Committee

•  Audit Quality and Regulatory Update

•  Robotic Process Automation in Finance

•  Accounting, disclosures and valuation of Deal Contingency Hedging

•  Net Interest margin

•  Update on SOC 1 controls in scope of US Sarbanes-Oxley Act of 2002

•  IFRS 9 (ECL) modelling update

•  ESG Disclosure (including climate and sustainability) and Regulatory Change update

•  Overview of new OSFI Assurance on Capital Guideline

February 2023 February 2023 April 2023 April 2023 April 2023 August 2023 October 2023 October 2023
Corporate Governance Committee

•  Updates on ESG and corporate governance regulatory developments including cyber security disclosure, climate-related disclosure and incentive-based compensation regulation

•  Regulatory developments including culture and behaviour risk guidelines, and corporate governance issues under securities laws

•  Governance Trends: Globe & Mail Report on Business Report

November 2022, March 2023, May 2023 May 2023, August 2023 November 2022
Management Resources and Compensation Committee

• Regulatory Developments Impacting Global Regions

•  Human Resources-Related Shareholder Proposals and Stakeholder Engagement

•  Stakeholder Engagement and Canadian Bank Proxy Circulars

•  Market Pay and Performance Trends

November 2022, March 2023, October 2023 March 2023 May 2023 October 2023
Joint Audit Committee and Risk Management Committee	• Basel III Credit Risk (New Internal Ratings-based Approach Credit Risk Changes) • Model Governance: Regulations and Regulatory Expectations • Cryptocurrency Framework	November 2022 November 2022 February 2023

Annually, the Board establishes a year long director development program that equips the Board with information to meet its governance and fiduciary duties, and to foster robust debate on challenges and opportunities facing CIBC as it continues to execute its corporate strategy. The program allows for unanticipated topics to be scheduled. The Board also encourages each director to participate in individual learning. CIBC pays for the cost of director continuing education relating to CIBC.

13.	Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment, and responsibility of Board members. The Corporate Governance Committee may retain an external advisor for advice on its director compensation policy and practices.

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14.	Executive Compensation

The Management Resources and Compensation Committee oversees performance evaluation and compensation for the CEO, EXCO members and other key officers. When making incentive compensation decisions, the Management Resources and Compensation Committee looks at several factors, which include:

•	CIBC’s financial performance and sustainability of earnings;

•	client experience results;

•	ESG metrics, including progress on sustainable finance and alignment with inclusion goals; and

•	qualitative considerations, such as performance compared to peers, and individual performance against goals approved by the Board or Committee with a focus on strategy execution.

At the annual joint meeting with the Risk Management Committee, the Management Resources and Compensation Committee review the alignment of compensation with business performance and risk at both the enterprise (incentive pool/business performance factor (BPF)) and individual level. At this meeting, the directors receive input from and have the opportunity to challenge results from senior management. The Management Resources and Compensation Committee recommends for Board approval the annual incentive targets and individual compensation amounts for the CEO, EXCO members and other key officers, and approves compensation for any individual whose total compensation is above a certain materiality threshold.

15.	Inclusion

At CIBC, our goal is to create teams that reflect the clients and communities we serve with leaders who promote belonging and leverage the unique experiences of each team member. CIBC’s Board Diversity Policy outlines the Board’s process for board renewal which seeks the best director candidates with the desired complement of skills, expertise, experience and perspectives to fulfill the Board’s obligations and oversee CIBC’s strategic priorities effectively.

On women, the Board seeks to achieve gender parity and has set a goal to have at least 40% women on the Board.

CIBC was named the leading company in Canada for gender equality in Equileap’s sixth annual Gender Equality Global Report & Ranking.

The Board also seeks to increase the degree to which its directors reflect CIBC’s workforce and the clients and communities CIBC serves, while ensuring the collective skills, expertise and experiences of Board members address regulatory requirements, including appropriate representation of financial industry and risk management expertise. This inclusion lens extends to our subsidiaries where profiles of executives from under-represented communities are considered for openings on subsidiary boards.

Given the number of directors, the Board has not set specific goals for people of colour, Indigenous peoples, persons with disabilities and members of the LGBTQ+ community. The Corporate Governance Committee ensures that CIBC’s Board renewal process (and the mandate of any external firm engaged to support Board renewal) includes director candidates from these communities in the pool of prospects and the short-list from which the Corporate Governance Committee identifies potential director candidates.

To assess progress against these objectives, directors voluntarily provide self-identification data to the Corporate Governance Committee annually.

Of the current director nominees(1):

•	46% are women;

•	two identify as people of colour(2), including one nominee who is a member of the Black community;

•	one identifies as an Indigenous person(3); and

•	one identifies as a member of the LGBTQ+(4) community.

For more information, see “Inclusion” on page 73 of the Circular, CIBC’s webpage at www.cibc.com and CIBC’s 2023 Sustainability Report at www.cibc.com.

(1)	All nominee data is based on self-identification and voluntarily disclosed as of February 8, 2024.

(2)

People of colour includes those who self-identify as visible minorities in Canada and non-white outside of Canada. Visible minorities is defined as persons - other than Indigenous peoples - who self-identify as non-white.

(3)	Indigenous (or Aboriginal) peoples is a term used to describe the original inhabitants of Canada and their descendants. This includes First Nations, Inuit, and Métis peoples.

(4)	LGBTQ+ are persons who identify as lesbian, gay, bisexual, transgender, queer, or those who identify as having other diverse gender identities and/or sexual orientations.

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16.	Talent and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that our workforce reflects the markets where we do business.

The Management Resources and Compensation Committee (MRCC) and the Board review regular updates on the progress of our talent strategy and the strength of our pipeline of future leaders. At least once a year, the MRCC and the Board review succession plans for the CEO and EXCO members to ensure that management and the Board have awareness of our team and succession options when promoting and/or appointing talent in key roles. Through this structured approach, the Management Resources and Compensation Committee, Audit Committee, Risk Management Committee and management discuss high potential talent over a longer time horizon to ensure strong succession bench strength exists, resulting in future growth and stability in the organization.

The Management Resources and Compensation Committee also reviews the succession plans for positions identified as key officer roles; the Audit Committee reviews the succession plans of the CFO and Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

17.	CIBC Code of Conduct

The Code of Conduct (Code) is an important reference point in our culture and it also lays out the standards we have in place for how team members should behave and treat our clients, communities and fellow team members. The Code sets out an integrated framework of policies, programs, standards, guidelines and procedures that guide our actions and are foundational to our purpose-led and inclusive culture. This includes acting with integrity and authenticity, speaking up if something does not seem right and feeling confident that concerns will be addressed appropriately. The Code applies to our team members — employees, contingent workers and members of the boards of directors of CIBC and its wholly-owned subsidiaries, except as otherwise set out in the Code.

The Code sets out the following principles for how we behave:

• We act with honesty and integrity.	You can find our Code of Conduct at www.cibc.com.
• We ensure a respectful and safe workplace.
• We identify and avoid conflicts.

•	We serve our clients, action our ESG commitments, and protect our brand and investors.

•	We safeguard information of our clients and team members, and we protect other CIBC assets.

•	We cooperate with investigations.

•	We speak up and get advice.

There is a mandatory training program on the Code, and every year all team members must attest that they have read, understood and follow the Code.

All CIBC team members globally are required to speak up when they become aware of irregular business activities or wrongdoing that could put CIBC’s integrity or reputation at risk. There is no retaliation for speaking up. To support a safe culture of speaking up, CIBC has a dedicated and confidential channel where team members, as well as third parties, such as CIBC suppliers, clients or third parties who sell or offer a CIBC product or service, can report questionable or unethical conduct anonymously without fear of repercussions. CIBC’s Whistleblower Program has a web portal and phone hotline that are operated by an independent service provider, and can be accessed 24 hours a day, 7 days a week, in multiple languages (upon request). No identifying information (such as the whistleblower’s name or telephone number, IP address, etc.) is available to the service provider unless explicitly provided by the whistleblower. For hotline phone calls, CIBC receives a written transcript only. While calls may be monitored by the service provider for quality control or training purposes, they are not recorded. Team members can also report concerns to Human Resources/Employee Relations, Corporate Security or a member of EXCO or the Board.

Changes to the Code are reviewed by the Board for approval. Legal requirements provide that CIBC’s Board of Directors must approve waivers of the Code for Board members and certain executive officers, and publicly disclose any waivers. No waiver of the Code has been approved by the Board to date.

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18.	Environmental, Social and Governance

Inspired by our purpose to help make your ambitions a reality, we have made sustainability an essential component of our strategy development, planning and execution, focusing on ESG matters of importance to CIBC and our stakeholders.

At CIBC, all team members play a role in delivering on our ESG commitments. To drive accountability and support integration across the enterprise, through our ESG governance framework, we have defined responsibility for ESG for the Board of Directors, senior executive management, and business and functional teams responsible for day-to-day execution.	Find CIBC’s Sustainability Report at www.cibc.com.

Enhancing our ESG Governance

As the landscape evolves, CIBC regularly makes enhancements to our ESG governance framework, and in 2023, continued to take action to further embed ESG into our oversight practices, business strategies, operations, and decision-making processes across the enterprise.

Key actions taken across all levels of the organization included:

●

Continuing the delivery of our ESG Director Development program, including through Board and committee reporting on emerging developments, such as ESG disclosure standards, and during dedicated agenda time on topics such as the nexus between social matters and climate change and the energy trilemma, leveraging third-party expertise when appropriate. We also continued the delivery of this program to select regional and subsidiary boards in our global operations, incorporating local, regulatory and business-specific considerations.

●

Enhancing our ESG-related Board committee reporting by further integrating activities from across regional operations, and by ensuring that parent-level activity was communicated to regional Boards, to strengthen oversight of our ESG strategy-aligned activities across global operations.

●

Updating our CEO and executive management performance measures, and ESG Index metrics, which are linked to incentive compensation for all executives globally and the majority of our employees (approximately 85%) to drive progress on our ESG priorities, and keep pace with evolving stakeholder priorities. See pages 57 and 69 for more information on how we embed ESG into performance.

●

Continuing the implementation of our ESG Disclosure Review Framework, whereby material ESG disclosures are reviewed by both our Senior Executive ESG Council and Disclosure Committee, in advance of Board committees’ review, ensuring proper processes and controls for material ESG disclosures, such as our Sustainability Report and Climate Report.

●

Developing a Global Environmental and Social Framework, which provides an overview of how CIBC sets and operationalizes its ESG strategy and related policies, manages environmental and social risks, and outlines the established ESG governance framework.

●

Engaging with 65 investor organizations through meetings to listen to their feedback on the interconnectivity between ESG and our strategy and governance practices, including through proactive outreach from CIBC with the aim of further understanding investors’ ESG priorities and related strategy and disclosure expectations.

Board oversight of ESG

In 2023, CIBC’s Board of Directors continued to play an important oversight role in our ESG journey, and recognizing this, amidst an evolving landscape, we again assessed the ESG-related responsibilities of the Board and its committees making modifications where appropriate. Our approach to ESG oversight is integrated, intentionally and by design, across Board committees aligned to key responsibilities:

Board of Directors
Overall ESG Strategy	Execution of ESG Elements Based on Mandate

Corporate Governance Committee	Risk Management Committee	Management Resources & Compensation Committee	Audit Committee

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The Corporate Governance Committee has oversight of CIBC’s ESG strategy and governance framework, and related disclosure, which includes CIBC’s approach to operating in an ethical, socially responsible and environmentally conscious manner for alignment with our ESG strategy. This Committee’s oversight includes reviewing key themes of CIBC’s Sustainability Report and Climate Report; oversight of CIBC’s climate strategy, including management of climate-related opportunities and interim targets in support of our net-zero ambition; Code of Conduct; complaint-handling policies and procedures; privacy matters; donations and community investments; our stakeholder engagement practices; and approving the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

Other Board committees oversee the execution of components of CIBC’s ESG strategy, governance and related disclosure based on their specific mandates, including:

●

The Management Resources and Compensation Committee has global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Committee also oversees assessing alignment of ESG performance goals with compensation based on the ESG Index as part of our BPF. This Committee also approves individual goals and measures for the CEO and EXCO members. These goals incorporate metrics for inclusion as well as environmental performance which are then incorporated into the goals and measures of other executives and team members across CIBC.

●

The Risk Management Committee’s oversight responsibilities include defining CIBC’s risk appetite, reviewing and approving key frameworks and policies to identify and control principal risks as well as overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal business risks, including climate-related risks and those with an ESG impact.

●

The Audit Committee oversees the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of ESG disclosures in the Annual Report, the Sustainability Report, and other material ESG disclosure documents. As part of this oversight responsibility, this year the Committee considered the appropriateness and accuracy of material ESG disclosures, and regularly received updates on emerging ESG disclosure standards and regulations.

Our committees are regularly updated by senior management through quarterly updates, and a summary of our Board and committees’ activities related to ESG, including climate matters, is depicted below.

Governance Body	2023 Activities Related to ESG

Board of Directors	● Reviewed initiatives and metrics supporting CIBC’s ESG strategy, including progress towards our established 2030 financed emissions targets for our oil and gas and power generation portfolios.
● Approved CIBC’s 2024 Code of Conduct, effective November 1, 2023, responses to shareholder proposals on ESG matters and governance disclosure in CIBC’s 2023 management proxy circular.
● Received updates on CIBC’s ESG metrics.
● Oversaw the alignment of our corporate strategy with our purpose.
● Received insights on investor perspectives on banks’ role in financing emission reductions, the impact of geopolitical developments on global energy transition efforts, and the climate-social nexus.

Corporate Governance Committee	● Oversaw CIBC’s ESG strategy, which includes our climate strategy, and follow-up activities to support our ESG strategy.
● Received reports and disclosure on CIBC’s ESG practices and performance.
● Stayed abreast of emerging trends, stakeholder perspectives, standards and best practices on ESG matters, including climate, through quarterly reporting.
● Reviewed reports on CIBC’s community investment and giving strategy and activities.
● Reviewed reports on adherence to the Code of Conduct, conduct and culture risk, and related regulatory developments.
● Received a report on global privacy risk management, privacy incidents, regulatory notifications and changing privacy laws.
● Oversaw CIBC’s stakeholder engagement process to foster transparent relationships and discuss CIBC’s governance practices, and emerging trends.
● Assessed reports on complying with Bank Act (Canada) provisions on consumer protection activities and CIBC’s approach to the Financial Consumer Protection Framework.
● Received reports on complaint handling.
● Approved the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

Risk Management Committee	● Considered metrics that could have ESG impacts during the review of risk appetite statement reports and proposals.

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Risk Management Committee

●  Reviewed and approved key frameworks, policies and limits related to identifying, measuring, monitoring and mitigating CIBC’s principal business risks, such as environmental, reputation, third party risks, and information and cyber security.

●  Reviewed reports which included discussion of ESG considerations to oversee the potential impact on the bank and clients. This includes reputation risk, compliance and operational risks, third party risk management reports, stress testing, and specific credit portfolio reviews.

● Discussed emerging risk issues and trends, including climate risk, technology, information and cyber security, and third party risk management considerations.

Management Resources and Compensation Committee	● Reviewed the human capital strategy, including talent and total rewards and alignment with CIBC’s strategy, risk appetite and controls.
● Oversaw inclusion, employee engagement, and employee wellbeing.
● Annually reviews and approves the Compensation Philosophy, Methodology and Governance.

●  Approved the ESG Index used to determine performance against key ESG metrics tied to annual incentive compensation funding, as well as risk input into compensation, conduct risk, and the evolving regulatory environment.

● Reviewed stakeholder updates related to ESG.
● Reviewed CIBC’s 2023 management proxy circular disclosure changes, including enhancements to ESG Index disclosure.
● Approved EXCO members’ goals that include ESG metrics.
● Reviewed quarterly people metrics updates.

Audit Committee	● Reviewed CIBC’s ESG disclosure in the Annual Report, including the ESG strategy overview, the Sustainability Report, and the Climate Report.

● Reviewed processes and controls for data collection and reporting for ESG disclosures in the Annual Report, the Sustainability Report, and the Climate Report.
● Received updates on emerging ESG standards and regulatory changes impacting disclosures.

Advancing our ESG strategy

CIBC’s approach to ESG governance and oversight is to support the ongoing advancement of our ESG strategic priorities across our bank. CIBC has a strong history of ESG performance, and in late 2021, we launched a refocused ESG strategy that organized our commitments and actions under three key pillars: Accelerating Climate Action, Creating Access to Opportunities, and Building Integrity and Trust.

In 2023, we continued to make progress on these priorities by harnessing our resources to create positive change for our team, our clients, our communities and our planet, contributing to a more secure, equitable and sustainable future where everyone’s ambitions are made real. A selection of notable historical achievements over the past five fiscal years is outlined below, in addition to our 2023 ESG performance highlights.

Launched NEW ESG Strategy

(1)

Sustainable financing largely relates to various CIBC products and services that support client activities such as renewable and emission-free energy, energy efficiency, sustainable infrastructure or technology, sustainable real estate, affordable housing and basic infrastructure; as well as sustainability linked and green financial products. Sustainability linked financial products are designed to incentivize the client to achieve pre-determined ESG targets with pricing implications (i.e., linkages to interest charged or credited). Our sustainability linked financial products are aligned to relevant guidelines, principles and frameworks such as the Asia Pacific Loan Market Association, Loan Market Association, Loan Syndications and Trading Association Sustainability Linked Loan Principles or International Capital Markets Association Sustainability Linked Bond Principles. The products and services offered by CIBC included in our sustainable finance commitment include loans and loan syndications, debt and equity underwritings, M&A advisory and principal investments. Loans and investments that enable affordable housing activities also meet our obligations under the U.S. Community Reinvestment Act. In 2023, our methodology was updated prospectively to include transactions relating to securitization. We did not restate our cumulative performance from 2018 to 2022.

(2)

In 2022, we set a goal to contribute $800 million over the decade (2023-2032) to community investment initiatives. This includes cash and in-kind contributions, the value of time volunteered by regular employees during working hours, management costs, and employee giving and fundraising (Team CIBC). Cash and in-kind contributions includes donations and grants, sponsorships, and the value of in-kind contributions that CIBC makes in support of charities and non-profit organizations, including to the CIBC Foundation, that follow the contribution principles set by Imagine Canada’s Caring Company Certification. Sponsorships also include contributions in support of organizations, that may have a for-profit structure, where the activities supported have a social purpose that benefits the community. Team CIBC includes regular employees and retirees.

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2023 ESG Performance Highlights

Accelerating Climate Action

●

Collaborated with Export Development Canada to expand sustainable finance solutions for Canadian businesses. The Sustainable Finance Guarantee pilot program is a risk-sharing solution aimed at helping with lending activities that contribute to eligible activity areas (e.g., energy efficiency, renewable and emissions-free power generation, pollution prevention and control, etc.), and can provide up to $1 billion in financing over the next three years.

●

Partnered with six funds that provide growth capital to emerging climate technology and energy transition technology companies to help the global community transition to a low carbon economy, as part of CIBC’s $100 million commitment in limited partnership investments in climate technology and energy transition funds.

●

Supported research as part of our focus on fostering the energy transition ecosystem, through ongoing strategic partnerships including the Sustainable Growth Initiative with McGill University’s Desautels Faculty of Management, funding a new Research Chair in Sustainable Finance at Schulich School of Business, as well as the sponsorship of the University of Calgary’s Energy Transition Centre supporting innovation-led clean energy development.

Creating Access to Opportunities

●	Committed $800 million in community investment initiatives over 10 years (2023-2032)(1), building on our long-standing history of supporting our communities.

●

Partnered with organizations such as Connected North and Indigenous Institutes Consortium (IIC) to enhance education outcomes in Indigenous communities, such as with the Connected North CIBC STEM Learning fund so more science-based programming could be created, and by offering 14 new scholarships per year for the next five years to Indigenous students at Indigenous institutes through our multi-year partnership with IIC.

●

Continued our commitment to helping make life easier and remove barriers to access for newcomers through tailored financial solutions, including CIBC’s newcomer banking bundle, helping newcomers quickly navigate getting settled into Canada and everyday living.

(1)

In 2022, we set a goal to contribute $800 million over the decade (2023-2032) to community investment initiatives. This includes cash and in-kind contributions, the value of time volunteered by regular employees during working hours, management costs, and employee giving and fundraising (Team CIBC). Cash and in-kind contributions includes donations and grants, sponsorships, and the value of in-kind contributions that CIBC makes in support of charities and non-profit organizations, including to the CIBC Foundation, that follow the contribution principles set by Imagine Canada’s Caring Company Certification. Sponsorships also include contributions in support of organizations, that may have a for-profit structure, where the activities supported have a social purpose that benefits the community. Team CIBC includes regular employees and retirees.

Building Integrity and Trust

●

Developed a future-ready AI governance framework based on our Trustworthy AI principles and formulated an actionable roadmap to operationalize it enterprise-wide to enhance our governance and risk management processes to promptly address risks that are unique to AI.

●	Enhanced our Data Ethics Impact and Risk Assessment process to ensure we consistently enhance how we identify ethical data risks, including impacts on clients, employees and our brand.

●

Invested in robust security processes and solutions, as part of our cyber security strategy, to enhance our cyber program and capabilities. This includes conducting rigorous monitoring of our systems and networks, and empowering CIBC employees to be cyber champions through awareness training to ensure the confidentiality, availability, and integrity of client information.

Recognition

In 2023, CIBC continued to be recognized for its ESG performance, including as an award winner for the 2023 Employment Equity Achievement Award for Indigenous Reconciliation; being named among Canada’s top 100 Employers; as a 2023 Canada’s Greenest Employer by MediaCorp Canada; and being recognized by Global Finance as the Best Investment Bank in Canada in 2023 and Outstanding Leadership in Sustainable Infrastructure Finance as part of the 2023 Sustainable Finance Awards.

Read more about CIBC’s focus on ESG topics and performance, including climate goals referenced in this Circular in our Sustainability Report and Climate Report, the latter of which is aligned with the Task Force on Climate-Related Financial Disclosures framework, at www.cibc.com.

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19.	Subsidiary Governance

CIBC’s Enterprise Subsidiary Governance Framework provides guidance on the oversight responsibilities between the boards of CIBC and its subsidiaries. The framework outlines key principles of CIBC’s enterprise-wide approach to subsidiary governance, including board composition, director selection criteria, tenure and board size. The framework supports CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units; control and governance functions; the CIBC Board; subsidiary boards, and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing the framework and reviewing reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee” on page 31 of the Circular for information on the committee’s continuing work regarding oversight responsibilities and interconnectivity among the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA. Every year, the Corporate Governance Committee reviews guidance on board composition, director selection criteria, tenure and board size for CIBC Bancorp USA Inc. and CIBC Bank USA (the US boards). To create interconnectivity between the US boards and the CIBC Board, the composition of the US boards includes CIBC Board members (for example, Chair of the CIBC Board, Chair of the CIBC Risk Management Committee and Chair of the CIBC Management Resources and Compensation Committee). This approach enables the CIBC Board to oversee the US operations effectively and facilitate the exchange of information.

20.	Stakeholder Engagement

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is key to being a relationship-oriented bank. Some of the ways CIBC engages with its stakeholders are set out below.

Disclosing material information to the market — CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim

Feedback from stakeholders provides valuable input to the Board.

or annual financial reports to shareholders and related earnings releases, other news releases that contain financial information, as well as internal controls around CIBC’s disclosure and financial reporting.

Communicating with stakeholders — The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, the investment community, media and government. The Chair of the Board and senior officers meet with shareholders, shareholder advocacy groups and others in the investment community to discuss CIBC’s approach to various issues, including corporate governance, risk governance, talent management, executive compensation and emerging ESG practices and related activities.

Whistleblowing and Confidential Whistleblower Program — The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework for investigating and reporting concerns raised by CIBC employees, contingent workers or others (e.g., CIBC suppliers, clients, and shareholders) about accounting, internal accounting controls or auditing matters at CIBC. The policy is regularly reviewed and refreshed to reflect best practices for supporting a culture of speaking up and to ensure alignment with emerging regulatory changes. In addition, CIBC employees, contingent workers or others can report concerns to the CIBC Whistleblower Program (online or by phone) about irregular business activities or wrongdoing that could pose reputational risk to CIBC, including fraud, integrity of financial reporting, ethics, actual or potential violations of CIBC’s Code of Conduct or violations of a law or regulation. All information received by the CIBC Whistleblower Program is confidential, in a manner consistent with CIBC’s responsibilities under applicable whistleblower legislation and individuals can choose to remain anonymous.

C I B C P R O X Y C I R C U L A R	53

Statement of Corporate Governance Practices

Annual Meeting of Shareholders — CIBC has integrated enhanced technology into our Annual Meeting of Shareholders format, ensuring that shareholders have options for participating in our meeting. These enhancements allow you to use an internet-enabled device to watch and listen to the meeting in real time, submit comments and questions as well as vote during the meeting. See details in the Circular for all the ways you can participate in our meeting.

“Say on Pay” — Shareholders can have a “say on pay” by voting on an advisory resolution regarding CIBC’s approach to executive compensation described in the Circular. The vote is advisory, not binding, and does not diminish the Board’s roles and responsibilities. However, the Board and the Management Resources and Compensation Committee consider the results of this vote in making future executive compensation decisions.	Last year 96% of shareholder votes were in favor of CIBC’s approach to executive compensation.

Stakeholder Engagement — CIBC’s Investor Relations website at www.cibc.com contains helpful information about upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. For information on CIBC’s approach to ESG issues, please see our Sustainability website at www.cibc.com. CIBC’s Investor Relations group welcomes dialogue with stakeholders via email at InvestorRelations@cibc.com.

Contacting CIBC’s Board

Anyone may contact the Board, the Chair of the Board, a Board committee or a director at Corporate.Secretary@cibc.com or CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary at Corporate.Secretary@cibc.com or CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

We encourage you to join our digital movement and go paperless by accessing these materials at www.cibc.com.

54	C I B C P R O X Y C I R C U L A R

Message to our Fellow Shareholders

Dear fellow shareholder,

In 2023, CIBC continued to execute on its client-focused strategy and demonstrated resilience as a strong and well-diversified bank. In a fluid economic environment, a robust balance sheet and strong credit quality were foundational to our progress as we demonstrated clear momentum in growing our client base and enhancing the client experience. This momentum has been built against a different economic backdrop than in recent years. Inflationary pressures remain high and interest rates have increased notably over the last 24 months. This affected clients, as consumers adjusted to higher costs, and businesses in some sectors saw reduced demand. Throughout, CIBC has continued to support clients with the advice and solutions they need to keep their ambitions on track, and the quality and depth of our relationships serve as a strong foundation on which to build, even in slower market conditions.

CIBC delivered a solid financial performance in 2023 despite a more challenging operating environment. Our bank generated positive operating leverage, strengthened our balance sheet and demonstrated growth through strong execution and prudent expense management. In addition, we further strengthened our capital position and protected margins in CIBC’s Canadian Personal and Commercial businesses. Provisions for credit losses were higher in 2023 driven by market conditions which led to lower earnings per share compared to the prior year. Overall, core business performance was resilient and the bank is well-positioned for the future.

A robust executive variable incentive pay model, which impacts cash and deferred stock grants, has been successful at aligning executive pay and performance. Given the more challenging operating environment in 2023, this negatively impacted incentives awarded in fiscal 2023, as well as historical awards vesting in 2023, that were subject to multi-year performance and our bank’s stock price.

The CIBC team remained focused on our strategic priorities, our strengths and our market opportunities, to further position the bank for success:

●	elevating the client experience;

●	focusing on key high-growth, high-touch segments; and

●	investing in future differentiators.

As we look to the year ahead, we have evolved our strategy to align to CIBC’s competitive advantages:

●	growing our mass affluent and private wealth franchise in Canada and the US;

●	expanding our digital banking offering in Canada;

●	delivering connectivity and differentiation to commercial and capital markets clients; and

●	enabling, simplifying and protecting CIBC.

Executing against this strategy has positioned CIBC to capture the opportunities that lie ahead and take clear, proactive actions to manage our business prudently while continuing to make progress on our long-term objectives. Notably, the key strategic investments made in recent years have helped us not only weather the current economic shifts, but also profitably grow the bank.

While we will continue to build on our momentum through 2024, we are proud of the progress made in 2023, for clients, team members, communities and shareholders. The section of this letter titled “Our fiscal 2023 performance” details our full year financial results. Highlights of the momentum across our business include:

●	Achieving robust net client growth, attracting more than 650,000 net new clients across our CIBC and Simplii brands in 2023;

●	Achieving optimal return-to-office participation at CIBC Square, CIBC’s global headquarters in Toronto, using a model designed to maximize collaboration and engagement;

●

Growing our business and presence in the US with the opening of our new flagship location in Palm Beach, Florida, enabling us to attract new US-based clients while deepening relationships with existing ones;

C I B C P R O X Y C I R C U L A R	55

Message to our Fellow Shareholders

●	Achieving a digital adoption rate of 85% in Canadian Personal Banking, creating more opportunities for clients to bank with us, when and where it is convenient for them(1)(2);

●	Delivering industry-leading customer satisfaction to Business Banking clients, as ranked by J.D. Power for the 2023 Customer Satisfaction with Small Business Banking award;

●

Being named the #6 Registered Investment Advisor firm in America by Barron’s on its 2023 Top 100 Registered Investment Advisor Firms ranking — one of multiple national industry acknowledgements CIBC Private Wealth US has received this year;

●	Partnering with the Institute of Canadian Citizenship to help newcomer clients as they settle in Canada;

●

Launching CIBC Smart Planner, a digital tool that helps clients set, track and keep sight of their financial goals — one of many ways we are empowering clients with a modern and innovative digital experience they can access anywhere, anytime with personalized advice;

●

Achieving the highest J.D. Power customer satisfaction ranking for the CIBC mobile banking app, reflecting our continued commitment to digital solutions and delivering innovative products and services for our clients;

●	Hosting the inaugural CIBC Carbon Summit, providing leading insights and expertise to clients and investors on the emerging carbon markets;

●

Enhancing our Indigenous Lending Housing Program in consultation with First Nations leadership, to address the housing shortage and support Indigenous clients with improved access to lending products to buy a home or finance construction;

●	Being named the Best Investment Bank in Canada, and recognized for Outstanding Leadership in Sustainable Infrastructure Finance at the 2023 Global Finance Awards;

●	Ranking second overall amongst the Big 5 banks on the Investment Executive Brokerage Report Card — a strong statement on the confidence of our CIBC Wood Gundy advisory team;

●

Continuing to invest in programs designed to overcome underrepresentation, including through the CIBC Asset Management Chartered Financial Analyst Indigenous Scholarship Program and the Ivey School of Business Women in Asset Management Program;

●

Continuing to offer a Defined Benefit Pension Plan to all new and existing eligible Canadian employees, the only major Canadian bank with such an offering, which rewards long-term careers with CIBC and provides income security for employees throughout retirement;

●	Continuing to maintain a high enterprise employee engagement score that is above industry norms(3); and

●	Donating $625,000 to relief funds in Canada and around the world in response to humanitarian crises.

We enter 2024 with a solid foundation and clear momentum. As a highly connected team with a differentiated culture, our CIBC team understands the critical role we play in helping make ambitions real. We will continue to execute on our client-focused strategy to deliver on our growth objectives and drive CIBC forward in 2024 and beyond.

(1)	Canadian Personal Banking only, excluding Simplii Financial. Based on spot balances as at October 31 for the respective periods.

(2)

Digital Adoption (Penetration) Rate represents the percentage share of Digital Registered Customers who have been engaged on CIBC Online Banking and/or CIBC Mobile Banking at least once in the last 90 calendar days out of all Canadian Personal Banking customers engaged across any channel.

(3)

Our annual employee survey ran from May 15, 2023 to May 28, 2023 and over 37,000 employees completed the survey for an overall response rate of 83%. The engagement score represents the percentage of employees that agree with each of the nine survey questions related to employee engagement in the annual employee survey. Our overall score is greater than the Willis Towers Watson Global Financial Services Norm (WTW GFSN).

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Message to our Fellow Shareholders

Our executive compensation design

As part of our global oversight responsibilities, when determining our executive compensation design we look at ensuring alignment with shareholder interests, motivating the successful achievement of our strategy and fostering adherence to our risk tolerance. The Chief Executive Officer (CEO), all executives globally, and the majority of our employees (85%) participate in the same incentive plan referred to as Goals, Performance, Success (GPS) which focuses on pay for performance driven by both the Business Performance Factor (BPF) and individual performance. The BPF captures financial performance, including performance relative to our peers, as well as client experience and environmental, social and governance goals.

65% of our BPF is comprised of key financial metrics that measure how we are delivering on our strategy, namely adjusted diluted Earnings Per Share (EPS), adjusted operating leverage and adjusted revenue growth. For each of the financial metrics, our formula directly captures both absolute performance relative to our goals (75%) and performance relative to our peers (25%). The inclusion of relative performance in our BPF formula continues to be an integral part of how we motivate our team and measure our overall performance.

25% of the BPF is comprised of our Client Experience (CX) Index which captures internal and external client surveys. The CX Index comprises the measures that have the most meaningful impact on our clients’ experience with CIBC. The CX Index is a composite index which includes client experience-oriented metrics from Canadian Personal and Business Banking, Capital Markets, Canadian Commercial Banking and Wealth Management, and US Commercial Banking and Wealth Management. This creates a direct link between successful execution of our client-focused strategy and performance-based compensation, thereby underscoring the importance of client experience to CIBC’s key priorities.

10% of the BPF is tied to our Environmental, Social and Governance (ESG) Index which captures our performance against established metrics pertaining to our ESG strategic priorities, with annual goals tied to our multi-year public commitments. The quantification of ESG factors directly in our BPF formula continued to be a differentiator for us and we strongly believe that having 10% of our BPF tied directly to ESG performance is fundamental to driving progress and accountability on our ESG strategy. ESG performance is reinforced through both our BPF determination as well as in the individual goals and performance assessments for our senior leaders and the scorecards for our strategic business units (SBUs).

This year’s ESG Index comprised the following types of measures associated with our three ESG strategy pillars, with the following weightings:

●

Accelerating Climate Action (34%) — metrics focused on topics such as our interim financed emissions targets, our carbon neutral operations and greenhouse gas emissions reduction goals (absolute Scope 1 and 2);

●

Creating Access to Opportunities (38%) — metrics focused on topics such as inclusion at work and employee engagement, and our multi-year goals of growth in Indigenous banking business and $800 million in community investment initiatives over 10-years (2023-2032)(1) and one million Team CIBC volunteer hours over 10-years (2023-2032) (Canada)(2); and

●	Building Integrity and Trust (28%) — metrics focused on topics such as Board ESG oversight, data ethics, privacy and information security, and client complaints management.

You can read more about our BPF determination starting on page 69 of the Compensation Discussion and Analysis.

C I B C P R O X Y C I R C U L A R	57

Message to our Fellow Shareholders

(1)

In 2022, we set a goal to contribute $800 million over the decade (2023-2032) to community investment initiatives. This includes cash and in-kind contributions, the value of time volunteered by regular employees during working hours, management costs, and employee giving and fundraising (Team CIBC). Cash and in-kind contributions includes donations and grants, sponsorships, and the value of in-kind contributions that CIBC makes in support of charities and non-profit organizations, including to the CIBC Foundation, that follow the contribution principles set by Imagine Canada’s Caring Company Certification. Sponsorships also include contributions in support of organizations, that may have a for-profit structure, where the activities supported have a social purpose that benefits the community. Team CIBC includes regular employees and retirees.

(2)	Team CIBC includes regular employees (who volunteer both during and outside of paid work time) and retirees who volunteer their time to various organizations and community causes.

Our fiscal 2023 performance

CIBC’s proactive and prudent approach to executing on our client-focused strategy delivered solid financial performance in fiscal 2023 and demonstrated CIBC’s resiliency in a more fluid business environment.

In 2023, regulatory capital requirements for all banks increased. The bank continued to build capital throughout the year, driven by internal capital generation and the dividend reinvestment plan. While issuing equity creates short-term pressure on Return on Equity (ROE) and Earnings per Share (EPS), it also serves to provide a strong capital foundation that positions us well in a changing environment in the coming year. Through proactive management in a more challenging environment, we generated positive operating leverage, protected net interest margin and strengthened our balance sheet throughout 2023, while continuing to pace our strategic investments to ensure CIBC is well positioned for the future.

Key financial highlights:

●	Adjusted revenue(1) of $23.36 billion, up 7% from $21.82 billion in the prior year;

●	Adjusted pre-provision, pre-tax earnings(1) of $10.18 billion, up 8% from $9.39 billion in the prior year;

●	Adjusted EPS(1) of $6.72, down 5% from $7.05 in the prior year;

●	Adjusted ROE(1) of 13.3%, down 140 basis points from 14.7% in the prior year; and

●	Basel III Common Equity Tier 1 capital (CET1) ratio(2) of 12.4%, above the fiscal 2023 regulatory minimum of 11.0%(3).

(1)

Adjusted measures are non-GAAP measures. For additional information see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2023 Annual Report available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported fiscal 2023 GAAP measures to: adjusted net income and adjusted revenue on pages 15 to 19; and adjusted pre-provision, pre-tax earnings on page 20.

(2)

Calculated pursuant to Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

(3)	The regulatory minimum was increased to 11.5% as of November 1, 2023.

Our Business Performance Factor

Our BPF is used to reward the majority of our employees (85%), including the CEO and all of our executives globally. Based on CIBC’s fiscal 2023 performance, the BPF was 97%.

Final incentive decisions, both cash and deferred equity compensation, incorporate business performance (through our BPF) as well as individual performance in a given year. Equity awards granted are based on the fiscal 2023 BPF and are also subject to future multi-year performance results. You can read more about our incentive plan design and BPF determination starting on page 69 of the Compensation Discussion and Analysis.

Our CEO’s compensation

2023 pay earned at below target levels

Effective fiscal 2023, Mr. Dodig’s Total Direct Compensation (TDC) target was increased to $11.00 million(1) solely through his incentive target, with no change to base salary. This higher performance-based target pay opportunity further increases alignment to stakeholders and better aligns his compensation to market peers. Prior to 2023, Mr. Dodig’s TDC target had remained unchanged for three years.

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Message to our Fellow Shareholders

Under Mr. Dodig’s leadership and with his role in advancing our client-focused strategy, we have built a strong foundation for CIBC to continue to adapt to the evolving operating environment over the long term. His 2023 pay reflects overall fiscal 2023 performance which was slightly below the target/plan goals. The Board approved TDC, which includes annual salary and variable incentive awards, of $10.70 million for fiscal 2023, which is approximately $0.30 million or 2.7% below his 2023 TDC target.

(1)	Excludes the compensatory value of changes in pension obligations.

Mr. Dodig’s performance-based incentive compensation of $9.70 million, which is 97% of his target opportunity, was comprised of a cash bonus of $1.94 million, Performance Share Units (PSUs) with a grant date fair value of $6.21 million and stock options (options) with a grant date fair value of $1.55 million all of which were determined based on the BPF of 97%. 80% of Mr. Dodig’s incentive pay is based on future multi-year performance (over the next 3 years for PSUs, and over the long- term, up to 10 years for options). In addition to being “performance-granted”, Mr. Dodig’s PSUs have future “performance-vesting” conditions based on achievement of Total Shareholder Return (TSR) and ROE measures over the subsequent three years(1). Options only have realizable value if the stock price appreciates. The BPF design of both performance granting and vesting strengthens the pay for performance alignment and alignment with shareholders.

2020 PSU Vested Below Target

The value of Mr. Dodig’s PSU grant in 2020 was $5.13 million which was 11% or $0.63 million below target, driven by our 2020 BPF of 89%. The vested value of this grant in 2023, excluding reinvested dividends, was $4.25 million or 26% ($1.51 million) below target and 17% ($0.87 million) below the original grant value. The contributing factors to this were a PSU multiplier of 85% and a slightly reduced share price ($53.77 or 2% below grant price). The 85% multiplier was based on our relative ROE ranking (4th)(1) and relative TSR ranking (6th). This is strong evidence of clear alignment between CIBC’s performance over this period and a significant portion of Mr. Dodig’s realized compensation.

(1)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in 2023 the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

2024 TDC target unchanged

Mr. Dodig’s TDC target of $11.00 million, comprised of a $1.00 million base salary and a GPS incentive target of 1,000% of base salary, continues to be competitive relative to the market and as a result, the Board recommended no change to his TDC target for fiscal 2024. Mr. Dodig’s compensation continues to be heavily tied to overall bank performance over multiple years with the majority of his pay delivered in incentives (91%), 80% of which is deferred, comprised of PSUs (80%) and options (20%).

2023 ownership reflects long-term CIBC equity focused Officer

As an executive and a shareholder, Mr. Dodig directly feels the impact of our stock price performance on his equity-based incentive award opportunities and all his CIBC stock holdings. As of October 31, 2023, Mr. Dodig owned $27.87 million worth of CIBC equity (or equity equivalents), which is 27.9 times his salary and well exceeds the share ownership guideline of 8 times his salary. As evidence of his belief in the future of CIBC and its long term strategy, in fiscal 2023 Mr. Dodig significantly increased his personal holdings. This substantial ownership level creates long-term alignment with shareholders’ interests and serves to mitigate against excessive risk taking.

Executing against our Human Capital Strategy

Our human capital strategy is critical to our success as an organization and future-proofing our leaders to drive CIBC’s purpose and strategy, at a time when building high-performing teams has never been more critical. CIBC places a high priority on developing team members to optimize their potential to drive performance and achieve their career ambitions.

C I B C P R O X Y C I R C U L A R	59

Message to our Fellow Shareholders

In fiscal 2023, we continued to invest in our CIBC team and significant progress has been made on the human capital strategy. Key highlights include:

●

Continued focus on providing our talent the necessary experiences and exposure to maximize their likelihood of success and develop strong talent pipelines internally, coupled with strategic external hires;

●	Introduced CIBC University at CIBC Square, a dedicated learning space to support professional development for our team members;

●

Continued focus on building leadership capabilities for all new leaders through our Masterclass program. Our goal is to ensure our leaders have a consistent and foundational understanding of what leadership means at CIBC. Our leadership capabilities have also been embedded into our fiscal 2024 goals for all Global Leadership Team (GLT) and people leaders across CIBC;

●	Launched Career Hub, an internal application powered by machine learning, that helps our team members take charge of their career development;

●	Recognized as one of Canada’s Top Employers for Young People for 2023 for the 11th consecutive year and Canada’s Top 100 Employers for the 12th year;

●	Leveraged inclusive talent management to grow the share of Board-approved executive roles, with notable progress in people of colour and women;

●	Exceeded our workforce representation goal for persons with disabilities, supported by efforts to promote self-disclosure and an enhanced focus on hiring through partnerships;

●	Continued deployment of our immersive Leading for Equity and Inclusion training which has been completed by 95% of our GLT;

●	Promoted additional eLearning content, developed in partnership with First Nations University of Canada, to help team members understand the unique history of Indigenous peoples in Canada; and

●

Named the leading company in Canada for gender equality for the third consecutive year, as well as first in North America this year and one of the top 20 companies globally in Equileap’s sixth annual Gender Equality Global Report & Ranking.

You can read more about talent, succession planning and inclusion on pages 72 to 73.

Our response to shareholder feedback

We continue to pay close attention to shareholder feedback and we have taken that feedback into consideration in the construct of our organization’s strategic objectives, BPF and individual executive goals, as discussed in the previous sections.

We welcome your feedback anytime by writing to us at Corporate.Secretary@cibc.com, or

CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

The Management Resources and Compensation Committee (MRCC) and the Board are very proud of the achievements of the CIBC team in executing on our client-focused strategy and building a resilient and well-diversified bank that is poised for future growth and we remain committed to ensuring long-term value collectively for all of CIBC’s stakeholders. On behalf of the MRCC and the Board, we thank you, our shareholders, for your continued support.

Sincerely,

Kevin. J. Kelly	Katharine B. Stevenson
Chair, Management Resources and	Chair of the Board
Compensation Committee

60	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program, explains how CIBC compensates its executives and how fiscal 2023 compensation was determined for its Named Executive Officers (NEOs).

Compensation Philosophy, Practices and Governance

At CIBC, our approach to compensation is based on three key principles:

The following section summarizes how we reflect good governance and risk mitigation in our compensation programs. More information is provided on the following pages.

Compensation Governance Practices

●	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards as adopted globally by regulators;

●	Align performance measures with CIBC’s board-approved strategic plan;

●	Apply upside limits to individual incentive awards;

●	Align the vesting of compensation awards with the time horizon of risks;

●	Define minimum deferral levels and set minimum equity ownership levels for material risk takers;

●	Use financial performance misstatement and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances;

●

Determine compensation for employees in control functions independently from the performance of the business segments they oversee. Compensation for all employees in control functions, including Internal Audit, Finance, Compliance, and Risk Management, as well as executives at the Executive Vice-President level and above, is determined based on overall CIBC results and the individual’s own performance, not on the results of the specific business unit they support;

●	Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses;

●	Assess the appropriateness of compensation by stress-testing different compensation scenarios and backtesting realizable pay, the link between performance and compensation;

●	Determine realizable and realized pay using relative and absolute metrics;

●	Require a “Double Trigger” in our Change of Control Policy (i.e., payment occurs only upon both a change of control and termination of employment);

●	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months;

●	Ensure the MRCC’s independent advisor, who provides advice on executive compensation matters, has the power to challenge recommendations from management;

●	Do not re-price or backdate options, or discount options at the time of grant; and

●	Do not allow hedging designed to monetize or reduce market risk to the employee or director associated with equity-based compensation.

C I B C P R O X Y C I R C U L A R	61

Compensation Discussion and Analysis

Committee composition

Members of the MRCC, Kevin Kelly (Chair), Nanci Caldwell, Luc Desjardins and Christine Larsen, bring diverse skills and experiences, including leadership, human resources management/compensation, risk management and risk governance, that assist the MRCC in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate.

For information on the experience and educational background of the MRCC members standing for re-election, see our director nominee biographies starting on page 10 and “Director nominee skills and experience” on page 24 of the Circular. For information on director education sessions provided to Committee members in fiscal 2023, see page 46 of the Circular.

Independent advice

The MRCC has engaged Pay Governance LLC and its predecessors since 2006 to provide independent analysis, challenge and advice to the MRCC on all executive compensation matters, including compensation targets and annual compensation recommendations for the CEO and Executive Committee (EXCO) members. The independent advisors also review and provide feedback on the meeting materials prepared internally by Human Resources prior to each of the MRCC meetings. Additionally, the independent advisors frequently attend the MRCC meetings and provide advice and counsel as required. The MRCC and management regularly assess the performance of Pay Governance.

The table below discloses the fees paid to Pay Governance by CIBC over the past two fiscal years. The fees were for services to the MRCC related to executive compensation work and the Corporate Governance Committee for director compensation work. Pay Governance did not provide other services to CIBC in these years. As a result, the MRCC believes Pay Governance is an independent advisor based on the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence.

	2023 (US$)	2022 (US$)

Executive Compensation - Related Fees	217,000(1)	125,000(1)

All Other Fees	—	—

(1)

The 2023 fees equate to C$292,907 and the 2022 fees equate to C$161,488 when converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.3498 for fiscal 2023 and US$1.00 = C$1.2919 for fiscal 2022.

The MRCC and the independent advisor meet in camera without management and the Chair of the MRCC meets privately with the advisor. These discussions contribute to the MRCC’s effectiveness in overseeing compensation.

The MRCC also engages external legal counsel and other advisors as appropriate to provide expert advice or director education. The MRCC evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and their Implementation Standards. The MRCC reviews a report prepared by the Chief Auditor on the results of the review and no material issues were identified.

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Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns compensation with business and individual performance and incorporates a strategy-driven and risk-controlled approach.

Key design features

C I B C P R O X Y C I R C U L A R	63

Compensation Discussion and Analysis

Establishing Total Direct Compensation target

TDC includes an executive’s annual salary and variable incentive award. At the beginning of each fiscal year, the MRCC reviews and recommends TDC targets for the CEO and EXCO members for Board approval. Targets are reviewed against market data and internal peers annually and adjusted over time to ensure that the executive’s progression within the role is taken into account.

When reviewing TDC targets, the MRCC considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role, internal comparators and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Korn Ferry Hay Group, an external service provider engaged by management that regularly conducts a syndicated study for Canada’s large financial institutions. For the US, additional benchmarking data is obtained from Willis Towers Watson and their global financial services database.

Peer group

Compensation targets for the CEO and EXCO members are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, the CEO and EXCO roles are benchmarked against the other five major Canadian banks(1). For the CEO and Chief Financial Officer (CFO), the peer group is expanded to include the two largest Canadian Insurance companies(1), as the market for these roles is comparable more broadly across the financial services industry. Compensation target for the Group Head, US Region; President and CEO, CIBC Bank USA is evaluated against financial services companies of similar size, in terms of revenue and assets, through independent market surveys pertaining to compensation in the US obtained from Willis Towers Watson. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)

Peer group of five major Canadian banks: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank; and two Canadian Insurance companies: Manulife Financial and Sun Life Financial.

(2)	As at October 31, 2023 for banks and September 30, 2023 for insurance companies.

(3)	Year ended October 31, 2023 for banks and trailing 12 months ending September 30, 2023 for insurance companies.

Pay mix

The charts below show the compensation elements as a percentage of fiscal 2023 TDC target for the CEO and EXCO members. The charts demonstrate the greater pay variability for the CEO and EXCO business leaders who are best positioned to affect business results over the long-term compared to the EXCO functional group heads in Finance, Risk Management, Legal, People, Culture and Brand, and Technology, Infrastructure and Innovation.

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Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation program includes direct compensation (annual salary and variable incentive awards) and indirect compensation (benefits, perquisites and retirement programs). The MRCC reviews these components regularly to assess market competitiveness and continued alignment with our compensation philosophy.

Direct Compensation

Fixed Compensation	Variable Incentive Awards(1)
Provide market competitive fixed pay (annual salary) based on job scope, skills, experience and market competitiveness.

Pay for performance by aligning incentive compensation with business and individual performance using a combination of cash and deferred awards. Short, medium and long-term compensation elements are determined based on predetermined fixed percentages for cash and deferred equity.

Short-Term – Cash 1 year performance period Annual cash(2) bonus rewards the achievement of business performance and individual objectives in the given year.

Medium-Term – PSUs

4 year performance period

PSU award amounts are determined based on the current year’s business and individual performance (fiscal 2023). The awards are then subject to a performance factor which is based on achievement of TSR and ROE measures over the subsequent three years(3) (2024-2026).

Long-Term – Stock Options

4-11 year performance period

Option award amounts are determined based on the current year’s business and individual performance (fiscal 2023). Deferred incentives motivate executives to create sustainable shareholder value over the long-term. Stock options have a 10-year term (2024-2034).

(1)

If an employee engages in misconduct that causes a significant financial loss to CIBC, or that causes a material restatement of the financial statements, CIBC may demand the repayment of cash or deferred incentive compensation awarded.

(2)

Executives may elect to voluntarily defer some or all of the cash incentive received into deferred share units (DSUs) which increase equity ownership under CIBC’s guidelines and which only pay out following retirement, termination of employment or death.

(3)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in 2023 the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

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Compensation Discussion and Analysis

Deferred incentive awards

Deferred incentive awards are used to align executive compensation with medium-term and long-term shareholder interests. CIBC’s deferred incentive award vehicles are described below. More detail is provided starting on page 92.

Deferred Incentive Award Vehicle	Description

PSUs (Medium-term)

•   The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(1) as it is driven by the year-end performance multiplier which is comprised of the BPF and individual performance. PSUs are then subject to a three-year performance period post grant that is measured based on TSR and ROE performance over the three subsequent years.

•   PSUs vest and settle in cash at the end of the three-year performance period.

•   The percentage of PSUs which vest ranges formulaically from 75% to 125% based on CIBC’s TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank and CIBC’s adjusted ROE performance versus target(2). If actual adjusted ROE is 50% of target or below, for a particular year in the performance period, the ROE performance factor for that year would be 0%.

•   The Board has discretion to further adjust the vesting percentage and may reduce it to 0% if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance.

•   TSR performance for CIBC and each peer bank is ranked from one (highest performance) to six (lowest performance). Based on CIBC’s ranking, over the three-year period, a TSR performance factor is assigned using the following scale:

	Rank	Performance Factor

	1	125%

	2	115%

	3	105%

	4	95%

	5	85%

	6	75%

	Board Discretion(3)	0% to 74%

•   The ROE performance factor is averaged with the TSR performance factor to determine the final vesting percentage.

•   The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and pay out based on CIBC share value at that time. (See “2020 PSU vesting” on page 88 for actual calculation details for awards that vested in 2023).

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

(2)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in 2023 the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

(3)	Our PSU vesting calculation payout range is 75% to 125%, however, the Board may use its discretion to further adjust the payout performance factor between 0% and 125%.

Deferred Incentive Award Vehicle	Description

Options (Long-term)

•  Options reward for performance over the long-term.

•  The grant amount is determined based on the year-end performance multiplier comprised of the BPF and individual performance(1).

•  Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term.

•  Future realizable value depends on shareholder value creation.

Deferred Share Units (DSUs) (Long-term)

•  DSUs settle in cash after the executive leaves CIBC, based on CIBC share value at that time.

•  An executive can voluntarily elect to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience.

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

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Compensation Discussion and Analysis

Factors Influencing the Value of PSUs Over Time

Shown below is an illustration of how the value of PSUs are determined in the year they are granted and then at vesting after the three-year performance assessment period is completed. The three most recently completed cycles which began in 2018, 2019 and 2020 are shown.

PSU Grant (as illustrated above)	Value of award at Grant (BPF) as a percent of target	Vesting PSU Performance Factor	Value at Vesting (% of target(2)) (BPF at grant x vesting PSU Performance Factor)

2020	89%	85%	76%

2019	95%	100%	95%

2018	108%	100%	108%

(1)

The size of the grant is determined based on the BPF Performance Multiplier, which includes ESG, CX, Adjusted Diluted EPS, Adjusted Operating Leverage and Adjusted Revenue Growth. Individual performance can further affect the size of the grant, capped at a maximum of 150% of target.

(2)	The percentage at vesting illustrates the performance impact on the vesting value of PSUs and excludes reinvested dividends.

(3)

For the awards granted in 2018, 2019, 2020 the performance multiplier used to value the awards at vesting was based on relative ROE and TSR performance compared with CIBC’s peer group. Beginning with the awards granted in 2023 the ROE component of the performance multiplier will be based on CIBC’s adjusted ROE performance versus target.

(4)	Our PSU vesting calculation payout range is 75% to 125%, however, the Board may use its discretion to further adjust the payout performance factor between 0% and 125%.

Indirect Compensation

Component	Purpose	Form
Benefits	Invest in the health and wellbeing of team members	Group benefit programs
Perquisites	Executive perquisite offering may include club membership, annual health assessment and car benefits	Annual allowance or reimbursement
Retirement Programs	Contribute to financial security after retirement	Pension and Savings Plans(5) Defined Benefit Pension Plan

(5)

Competitive retirement income arrangements are provided to all employees. A Supplemental Executive Retirement Plan (SERP) is provided to certain executives at the level of Senior Vice-President and above (described on page 94). For any executive who joined the SERP or was promoted prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

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Compensation Discussion and Analysis

Establishing individual goals

At the beginning of each fiscal year, the MRCC approves the annual goals and measures for the EXCO members and recommends the CEO’s goals and measures for Board approval.

The Audit Committee and the Risk Management Committee (RMC) also review the annual goals and measures for the CFO and the Chief Risk Officer (CRO), respectively.

The annual goals and measures for the CEO and EXCO align with CIBC’s strategic priorities and include financial performance (achievement of financial and key business results, earnings growth by growing the franchise, simplification and efficiency initiatives), CX measures and ESG-related metrics relevant to their role.

Assessing individual performance

At the end of each year, the MRCC evaluates individual performance relative to key metrics for the CEO and EXCO members and provides its recommendation on the CEO’s individual performance to the Board. In addition to the performance assessments for this group, the MRCC reviews any risk, compliance, conduct or audit concerns to determine if there are any adjustments required to the evaluation of individual performance and the resulting variable incentive awards. In the case of the CFO and CRO, the Audit Committee and the RMC, respectively, also provide their input into the

MRCC’s evaluation of individual performance. Following the evaluation of individual performance, the MRCC recommends for Board approval the variable incentive awards for the CEO and EXCO members. See “Variable incentive plan design” below.

Variable incentive plan design

The variable incentive plan, known as GPS for all executives, including the CEO and EXCO members, provides transparency with respect to how incentive awards are determined and a strong link between pay and performance. The variable incentive plan components are described below:

●	Total Variable Compensation Target, expressed as a percentage of base salary earned in the fiscal year; and

●	Performance Multiplier, which is comprised of both business performance and individual performance, equally weighted.

An executive’s GPS award is determined using these components, as described below:

GPS Award	=	Total Variable Compensation Target	x	Performance Multiplier

The GPS award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances, the GPS award may be reduced to zero by the Board to ensure pay for performance alignment.

GPS awards for the CEO and EXCO members are approved by the Board.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing Total Direct Compensation target” on page 64.

Varies by role, market and executive job level.

The Performance Multiplier incorporates both individual and business performance. Individual performance is assessed at the end of the year against strategically aligned goals as described under “Establishing individual goals” and “Assessing individual performance” on page 68.

Business performance is determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Performance Multiplier for the CEO is approved by the Board and for EXCO members by the MRCC. The MRCC and Board have the ability to make adjustments at their discretion.

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Performance Multiplier

The Performance Multiplier is comprised of both business performance and individual performance. The BPF forms part of the overall Performance Multiplier and can range from 0% to 125%. The BPF within the Performance Multiplier is determined based on performance against metrics that are aligned to CIBC’s strategic priorities with a focus on financial performance and performance relative to peers, CX and ESG goals.

The performance measures and relative weighting used to determine the BPF for fiscal 2023 are set out below:

Performance Measure		Weighting	Performance Assessment Breakdown

Financial Metrics 65%	Adjusted Diluted EPS	35%	25% Performance relative to peers 75% Performance relative to goals
	Adjusted Operating Leverage	15%
	Adjusted Revenue Growth	15%

CX & ESG Metrics 35%	CX Index	25%

5%  Enterprise-wide metrics

40%   Personal & Business Banking metrics

20%   Canadian Commercial Banking & Wealth Management metrics

20%   Capital Markets & Direct Financial Services metrics

15%  US Commercial Banking & Wealth Management metrics

	ESG Index	10%	34% Accelerating Climate Action 38% Creating Access to Opportunities 28% Building Integrity and Trust

Total Weighting		100%

Since 2021, we have embedded performance relative to our five peer banks directly into the calculation of our BPF. Having relative performance as part of the formula provides a stronger link between executive compensation and our shareholders’ interests. Financial metrics, which are based on adjusted results, account for 65% of the BPF and within that, relative performance accounts for 25% of each of our financial metrics (i.e. diluted EPS, operating leverage and revenue growth), with the remaining 75% based on absolute performance of each metric against target.

The remaining 35% of our BPF is driven by performance against our established CX (25%) and ESG (10%) Indices, both of which track our progress and help to assess our performance against critical client and ESG objectives. The CX Index is a composite index that includes internal and external client surveys and client experience oriented metrics at the enterprise level as well as from Canadian Personal and Business Banking, Capital Markets, Canadian Commercial Banking and Wealth Management and US Commercial Banking and Wealth Management. The ESG Index is comprised of measures that align with our ESG strategy pillars informed by stakeholder priorities where CIBC can have the greatest impact. It includes metrics across our SBUs and functional groups that align with our focus on accelerating climate action, creating access to opportunities, and building integrity and trust. To keep pace with evolving stakeholder expectations, the ESG Index is reviewed annually, reflecting input from the Senior Executive ESG Council and EXCO, with final approval by the MRCC.

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Compensation Discussion and Analysis

In addition to these performance measures, the MRCC and Board may further adjust the calculated BPF based on the qualitative factors described below:

●	additional impact based on relative performance vs. peers;

●	risk, to ensure compensation is aligned with our risk appetite and objectives by considering risk outcomes with adjustments being made only to reduce the BPF (or individual awards);

●	unexpected outcomes and other items that either should be included or excluded from the performance that determines the BPF; and

●	any other factors the MRCC and the Board consider appropriate.

Assessing financial performance and determining compensation

In assessing financial performance, the CFO, the CRO, the MRCC and Board review results in accordance with International Financial Reporting Standards (IFRS or GAAP) and on an adjusted basis. Both perspectives are considered useful to understand performance. Adjusted measures are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision-making purposes.

As discussed on the previous page, for fiscal 2023, diluted EPS, operating leverage and revenue growth, each on an adjusted basis, were key components used to determine the BPF. Additional adjusted measures considered by the MRCC and the Board include: total revenue on a taxable equivalent basis, net income, ROE, and Pre-Provision Pre-Tax earnings (PPPT). Adjusted measures represent non-GAAP measures. Non-GAAP measures do not have a standardized meaning under IFRS, and accordingly, these measures may not be comparable to similar measures used by other companies. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP” measures section starting on page 14 of the 2023 Annual Report available on SEDAR+ at www.sedarplus.com.

Risk Management Committee and input from the CFO and the CRO

The MRCC works closely with the RMC and receives input throughout the year from the CFO and the CRO. The MRCC and the Chair of the RMC, with input from the CFO and the CRO, assess the alignment of business performance with CIBC’s risk appetite, which includes certain ESG factors such as conduct and culture, client-related risk metrics and talent management metrics and determine whether any risk adjustments are required to the BPF.

In addition, at year-end, the MRCC and RMC meet to review the alignment of business performance with

CIBC’s risk appetite. Both committees also review a report that includes information about individual risk and compliance issues arising during the year and the recommended impacts to individual performance assessments and compensation. Following this, if applicable, the MRCC recommends for Board approval any changes to individual performance assessments and compensation for the CEO and EXCO members.

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Compensation Discussion and Analysis

2023 Performance and Compensation

2023 Business Performance Factor

CIBC’s fiscal 2023 BPF was 97% based on the actual results versus target outlined in the table below. In addition to the results outlined below, performance relative to peers accounted for 25% for each of the three financial metrics.

Performance Measure		Weighting	2023 Target	2023 Actual	Result (Actual vs. Target)

Financial Metrics 65%	Adjusted diluted EPS(1)	35%	$7.29	$6.72	$0.57 Below
	Adjusted operating leverage(1)	15%	2.4%	1.2%	120 bps Below
	Adjusted revenue(1) growth	15%	8.3%	7.1%	120 bps Below

CX and ESG Metrics 35%	CX Index	25%	100%	101%	1.0% Above
	ESG Index	10%	100%	100%	At

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of the 2023 Annual Report, available on SEDAR+ at www.sedarplus.com.

In fiscal 2023, CIBC delivered solid financial results, demonstrating strength and resiliency amid a challenging economic backdrop. Adjusted diluted EPS was $6.72, below target and down 5% from prior year due to higher provisions for credit losses. Record adjusted revenue of $23.36 billion, was up 7%, with growth across all lines of business, supported by stable margins, incremental fee income and strong trading. Adjusted PPPT earnings(2) of $10.18 billion, up 8% from last year, were partially offset by higher provisions for credit losses. CIBC delivered positive adjusted operating leverage at 1.2% up 310 bps from last year, driven by ongoing strategic investments in our client-focused strategy.

As we bring our purpose to life for our clients by helping make their ambitions a reality, we’re focused on continuing to enhance their experience with us. In fiscal 2023, we continued to listen and learn from client feedback and take action, making it easier to bank with us, improving our digital client journeys and deepening our relationships.

Key CX accomplishments in fiscal 2023 included:

●	Strong momentum on key client surveys in our Canadian Retail Banking business;

●	Ranking 3rd amongst the 5 large Canadian financial institutions (the Big 5) in the J.D. Power 2023 Canada Retail Banking Satisfaction Study;

●

Being recognized for our mobile banking platform, as our mobile banking app ranked #1 in Customer Satisfaction in the J.D. Power 2023 Canada Banking Mobile App Satisfaction Study for the 3rd time in the past 4 years as well as being ranked #1 overall in Surviscor’s Consumer Mobile Banking Experience;

●	Ranked #1 in Customer Satisfaction for Small Business Banking in the J.D. Power 2023 Canada Small Business Banking Satisfaction Study;

●	Ranking as a top ten Registered Investment Advisor in the US for the fourth consecutive year by Barron’s; and

●	Strong results for our relationship-based Net Promoter Score programs including Commercial Banking and Wealth in both Canada and the US.

We maintained our strong ESG focus in fiscal 2023 and highlights of our progress on key ESG priorities included:

●	Achieving progress towards our goal of $300 billion in sustainable finance by 2030 (2018-2030)(3);

●	Continuing to make progress towards our financed emissions targets for both our oil and gas and power generation portfolios in support of our net-zero ambition;

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Compensation Discussion and Analysis

●	Meeting or progressing towards our inclusion goals in key focus areas;

●	Making progress toward our inclusive banking strategy, including:

●	Significantly growing our Indigenous Markets business, particularly in Commercial Banking; and

●	Actively supporting the growth ambitions of small and medium-sized enterprises (SMEs), including to entrepreneurs in the Black community through our Black Entrepreneur Program (BEP).

●	Continuing to make a difference in our communities by:

●	Supporting local charities, non-profit and community organizations through our 10-year, $800 million community investment commitment(4); and

●	Enabling Team CIBC to give back to meaningful causes through our 10-year, one million hours of employee volunteering by Team CIBC (Canada) goal(5).

●	Advancing critical work on Data Ethics and Risk Assessment to help ensure the integrity and ethical use of our data.

Looking ahead to fiscal 2024, updates to the ESG Index will further tighten the focus on core ESG strategy measures that enhance their impact in response to evolving stakeholder priorities. We continue working to align the internal ESG Index and our public scorecard for more transparent disclosure of the link between ESG performance and annual incentive compensation.

Our BPF, along with the assessment of individual performance, formed the basis for fiscal 2023 NEO compensation as well as the compensation of all our EXCO members.

(2)

Adjusted measures are non-GAAP measures. For additional information see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2023 Annual Report available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported fiscal 2023 GAAP measures to: adjusted pre-provision, pre-tax earnings on page 20.

(3)

Sustainable financing largely relates to various CIBC products and services that support client activities such as renewable and emission-free energy, energy efficiency, sustainable infrastructure or technology, sustainable real estate, affordable housing and basic infrastructure; as well as sustainability linked and green financial products. Sustainability linked financial products are designed to incentivize the client to achieve pre-determined ESG targets with pricing implications (i.e., linkages to interest charged or credited). Our sustainability linked financial products are aligned to relevant guidelines, principles and frameworks such as the Asia Pacific Loan Market Association, Loan Market Association, Loan Syndications and Trading Association Sustainability Linked Loan Principles or International Capital Markets Association Sustainability Linked Bond Principles. The products and services offered by CIBC included in our sustainable finance commitment include loans and loan syndications, debt and equity underwritings, M&A advisory and principal investments. Loans and investments that enable affordable housing activities also meet our obligations under the U.S. Community Reinvestment Act. In 2023, our methodology was updated prospectively to include transactions relating to securitization. We did not restate our cumulative performance from 2018 to 2022.

(4)

In 2022, we set a goal to contribute $800 million over the decade (2023-2032) to community investment initiatives. This includes cash and in-kind contributions, the value of time volunteered by regular employees during working hours, management costs, and employee giving and fundraising (Team CIBC). Cash and in-kind contributions includes donations and grants, sponsorships, and the value of in-kind contributions that CIBC makes in support of charities and non-profit organizations, including to the CIBC Foundation, that follow the contribution principles set by Imagine Canada’s Caring Company Certification. Sponsorships also include contributions in support of organizations, that may have a for-profit structure, where the activities supported have a social purpose that benefits the community. Team CIBC includes regular employees and retirees.

(5)	Team CIBC includes regular employees (who volunteer both during and outside of paid work time) and retirees who volunteer their time to various organizations and community causes.

Talent and Succession Planning

Over the past year, we’ve maintained our focus on building strong talent pipelines through the internal development of team members, along with strategic external hires to complement our existing capabilities and help us build for the future. At its foundation, our talent strategy has remained consistent and our leaders recognize its criticality to our success and are strong advocates for its importance, recognizing that it is a business imperative.

Our human capital strategy is a key priority for the bank and regular talent updates are provided to our MRCC and Board members. Our leaders participate in talent discussions to identify top talent. This activity provides a disciplined approach to know our talent and enables our leaders to support development planning for their team members.

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To support focused succession planning there was a comprehensive review and refresh of the experiences and attributes required for future CEO candidates. This forward looking CEO profile provides us with a structured mechanism to engage in focused succession discussions. This focus on talent and succession is a key pillar for our organization and our talent strategies are directly aligned to our business strategies. The MRCC holds the CEO and EXCO members accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement and the strength of our leadership pipeline. Achievement against these goals is included in assessing individual performance and determining compensation for the CEO and EXCO members at the end of the year.

The MRCC has contributed feedback throughout the year on our succession plans and talent initiatives as we continue to evolve and transform as an organization. Annually, the MRCC and the Board review detailed succession plans for the CEO and EXCO members to ensure a strong inclusive pipeline. As part of this review, the MRCC and management have a holistic discussion on internal talent deeper in the pipeline, with potential over a longer horizon to develop into senior leaders at CIBC, along with key external talent.

The MRCC is kept abreast of other strategic initiatives focused on our team members through reports and analytics centering on employee engagement, turnover, talent segment representation, external recognition of our workplace and other critical employee matters. We are proud of the continued recognition CIBC continues to receive as an employer, and in particular, for our work in the area of inclusion. We are confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform the bank and deliver on our purpose.

Inclusion

At CIBC, our goal is to create teams that reflect the clients and communities we serve with leaders who promote belonging and leverage the unique experiences of each team member. The result of getting this right is an engaged team that creates breakthrough ideas, promotes inclusive client experiences and ultimately helps us live our purpose.

We measure our performance through time-bound inclusive human capital goals and it remains a top organizational priority to ensure our GLT and workforce reflect the clients and communities we serve. In fiscal 2023, we have continued to make progress in our multi-year goals, including:

Of CIBC’s 9-person Executive Committee 100% are fluent in English, 11% in French, and 44% in at least one other language.

●   Increasing the representation of women in Board-approved executive roles;

●   Achieving our goal for people of colour in Board-approved executive roles;

●   Remaining on track to meet our goal for leaders from the Black community in Board-approved executive roles;

● Exceeding our workforce representation goal for persons with disabilities (Canada); and ● Exceeding our goal for student recruitment from the Black community.	We are on track to achieve our goal of at least 40% women in Board- approved executive roles by 2024 (Global).

We continue to make significant investments in building our team’s inclusive leadership capabilities and supporting pathways toward reconciliation through the deployment of both in-person and eLearning content. We remain focused on achieving all commitments established through CIBC’s Reconciliation Framework, our 5-Year Accessibility Roadmap and the BlackNorth Initiative CEO Pledge.

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Compensation Discussion and Analysis

2023 NEO compensation

CIBC’s NEOs are the CEO, the CFO, and the three most highly compensated executive officers in fiscal 2023.

Mr. Dodig

As the President and CEO, Mr. Dodig is responsible for developing and executing CIBC’s board-approved strategy and leading the day-to-day operations of CIBC.

The MRCC evaluated Mr. Dodig’s performance relative to his goals for fiscal 2023 and determined that he met his key deliverables despite a more challenging operating environment. Mr. Dodig played a key role in delivering for all of our stakeholders by advancing our client-focused strategy, furthering CIBC’s purpose- driven culture and focusing his leadership team on further strengthening the resilience of the bank to ensure a strong foundation for the future. You can read more about these developments in the “Message to our Fellow Shareholders” starting on page 55.

Mr. Dodig led the team in delivering solid financial results in 2023. CIBC delivered record revenue while effectively managing expenses. This resulted in positive adjusted operating leverage for the year and adjusted PPPT earnings growth of 8% compared to 2022. CIBC’s SBUs performed well, as the bank attracted more than 650,000 net new clients across our CIBC and Simplii brands. This was supplemented by a focus on fostering cross-business connectivity and deepening client relationships. We maintained a strong allowance coverage ratio, finishing the year above pre-pandemic levels and built capital throughout 2023, reporting a CET1 ratio of 12.4% in the fourth quarter, up 65 basis points year-over-year. With continued momentum across our businesses, Mr. Dodig has built a highly connected team to drive CIBC community investment initiatives, as part of our global $800 million commitment over 10 years (2023-2032)(1).

Mr. Dodig continued in his role as CIBC’s wellbeing champion because it is important to him personally and to signify the importance of wellbeing to our team. Under his leadership, approximately 93%(2) of our team members feel that their leader supports their efforts to focus on their wellbeing.

In considering compensation for the CEO, the Board conducted a thorough review of Mr. Dodig’s performance relative to his key strategic priorities, highlights of which are outlined in the following table:

Key Strategic Priorities	Results

Deliver top-tier TSR over the medium-term	• Rolling five-year TSR of 12.7%; • Adjusted revenue(3) growth of 7.1%; • Adjusted operating leverage(3) of 1.2%; • Adjusted EPS(3) growth of -4.7%; and • Adjusted ROE(3) of 13.3%.

Focus on high-growth, high-touch segments

•   In 2023, net new clients grew by over 650,000 across our CIBC and Simplii brands, notably including many newcomers and students(4);

•   Canadian Personal Banking Digital Adoption Rate grew to 85%(5)(6);

•   CIBC Private Wealth US ranked as a Top 10 Registered Investment Advisor by Barron’s for the 4th consecutive year;

•   CIBC Wood Gundy ranked #2 by the Investment Executive Brokerage Report Card’s survey of advisors; and

•   Over 18% of total Capital Markets revenue originated from the US region.

Elevate the client experience

•   Ranked #1 by J.D. Power’s Mobile App Satisfaction Study;

•   Ranked #1 by J.D. Power’s Small Business Banking Satisfaction Study; and

•   Focused on end-to-end process improvement which resulted in approximately 1% of realized expense efficiencies in 2023.

Invest in future differentiators

•   Over 26% year-over-year Direct Financial Services revenue growth; and

•   Global Finance recognized CIBC as the Best Investment Bank in Canada in 2023 and Outstanding Leadership in Sustainable Infrastructure Finance as part of the 2023 Sustainable Finance Awards.

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Key Strategic Priorities	Results

Advance our purpose-driven culture

•   Achieving progress towards our goal of $300 billion in sustainable finance by 2030 (2018 - 2030)(7);

•   Achieved goals for people of colour in Board-approved executive roles (Global), workforce representation of persons with disabilities (Canada) and student recruitment from the Black community (Global), and on track to meet goals for women and leaders from the Black community in Board-approved executive roles (Global);

•   Continued focus on increasing the share of Indigenous peoples (Canada) in both Board-approved executive roles and workforce representation; and

•   Continuing to maintain a high enterprise employee engagement score that is above industry norms(8).

(1)

In 2022, we set a goal to contribute $800 million over the decade (2023-2032) to community investment initiatives. This includes cash and in- kind contributions, the value of time volunteered by regular employees during working hours, management costs, and employee giving and fundraising (Team CIBC). Cash and in-kind contributions includes donations and grants, sponsorships, and the value of in-kind contributions that CIBC makes in support of charities and non-profit organizations, including to the CIBC Foundation, that follow the contribution principles set by Imagine Canada’s Caring Company Certification. Sponsorships also include contributions in support of organizations, that may have a for-profit structure, where the activities supported have a social purpose that benefits the community. Team CIBC includes regular employees and retirees.

(2)

This question appeared in the 2023 Annual Employee Survey. Our annual employee survey ran from May 15, 2023 to May 28, 2023. Our regular employees were eligible to participate; employees on leave as of April 10, 2023, employees who left the organization prior to May 15, 2023, and employees hired after the cut-off date of April 10, 2023 were excluded. Over 37,000 employees completed the survey for an overall response rate of 83%. Regular employees refers to our regular (full-time and part time) employees, who are working, as at April 10, 2023. Excludes CIBC FirstCaribbean, CIBC Mellon, temporary employees, retirees, employees on leave, and contingent workers.

(3)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of the 2023 Annual Report, available on SEDAR+ at www.sedarplus.com.

(4)	Includes net client acquisition from Personal and Business Banking and Simplii Financial over the last twelve months (LTM – Nov 2022 to Oct 2023).

(5)	Canadian Personal Banking only, excluding Simplii Financial. Based on spot balances as at October 31 for the respective periods.

(6)

Digital Adoption (Penetration) Rate represents the percentage share of Digital Registered Customers who have been engaged on CIBC Online Banking and/or CIBC Mobile Banking at least once in the last 90 calendar days out of all Canadian Personal Banking customers engaged across any channel.

(7)

Sustainable financing largely relates to various CIBC products and services that support client activities such as renewable and emission-free energy, energy efficiency, sustainable infrastructure or technology, sustainable real estate, affordable housing and basic infrastructure; as well as sustainability linked and green financial products. Sustainability linked financial products are designed to incentivize the client to achieve pre-determined ESG targets with pricing implications (i.e., linkages to interest charged or credited). Our sustainability linked financial products are aligned to relevant guidelines, principles and frameworks such as the Asia Pacific Loan Market Association, Loan Market Association, Loan Syndications and Trading Association Sustainability Linked Loan Principles or International Capital Markets Association Sustainability Linked Bond Principles. The products and services offered by CIBC included in our sustainable finance commitment include loans and loan syndications, debt and equity underwritings, M&A advisory and principal investments. Loans and investments that enable affordable housing activities also meet our obligations under the U.S. Community Reinvestment Act. In 2023, our methodology was updated prospectively to include transactions relating to securitization. We did not restate our cumulative performance from 2018 to 2022.

(8)

Our annual employee survey ran from May 15, 2023 to May 28, 2023 and over 37,000 employees completed the survey for an overall response rate of 83%. The engagement score represents the percentage of employees that agree with each of the nine survey questions related to employee engagement in the annual employee survey. Our overall score is greater than the Willis Towers Watson Global Financial Services Norm (WTW GFSN).

C I B C P R O X Y C I R C U L A R	75

Compensation Discussion and Analysis

Effective November 1, 2022, Mr.Dodig’s TDC target was increased from $10.00 million to $11.00 million based on a change to his incentive target and no change to his base salary to further enhance the link between compensation and bank performance. This change to Mr. Dodig’s target was made to better align his target compensation to market peers and reflect his progression in the role following three years at his former TDC target. The percentage of his GPS award that is deferred remained at 80% which is then split into 80% PSUs and 20% stock options.

Based on our BPF of 97% and the Board’s assessment of his individual performance, the Board approved a fiscal 2023 GPS award for Mr. Dodig of $9.70 million. This award represents a below target award that is 97% of his target incentive opportunity, aligned to the CIBC BPF and overall bank performance. While Mr. Dodig’s actual 2023 incentive award is 3.6% higher than his incentive award in 2022, it is reflective of his incentive target increase effective fiscal 2023. The details of the fiscal 2023 award are provided in the table below.

Pay Element ($)	2023	2022
Salary (Fixed)	1,000,000	1,000,000
Cash PSUs Options	1,940,000 6,208,000 1,552,000	1,872,540 5,992,128 1,498,032
Total GPS (Variable) % of GPS Target	9,700,000 97.0	9,362,700 104.0
TDC % of TDC Target	10,700,000 97.3	10,362,700 103.6

Fiscal 2024 Target Compensation

The Board has recommended no change be made to Mr. Dodig’s fiscal 2024 TDC target. His current TDC target of $11.00 million, comprising a $1.00 million base salary and $10.00 million variable incentive target, is competitive to market peers and reflective of his experience. This target continues to effectively tie bank performance to CEO compensation with a heavier weighting placed on variable compensation which is determined based on the BPF and is paid to Mr. Dodig in the form of 20% cash and 80% deferred compensation split between PSUs (80%) and options (20%).

Share Ownership

Mr. Dodig is required to own equity (or equity equivalents) with a market value of 8 times his base salary which equals $8.00 million. Mr. Dodig’s personal share holdings of $9.51 million exceed the ownership guideline and his total share ownership of $27.87 million is a multiple of 27.9 times base salary, well in excess of his share ownership guidelines, and 2.6 times his actual TDC of $10.70 million. Details regarding equity ownership guidelines for our EXCO officers can be found on page 90.

Equity ownership as at October 31, 2023 using CIBC’s share price of $48.91:

	DSUs		PSUs		Direct Share Holdings	Total		Ownership
	Units(1)	Value	Units(1)	Value		Units(1)	Value

Vested	63,766	$ 3,118,786	-	-	$ 9,510,212	258,209	$ 12,628,998	-

Unvested	-	-	311,671	$ 15,243,829	-	311,671	$ 15,243,829	-

Total	63,766	$ 3,118,786	311,671	$ 15,243,829	$ 9,510,212	569,880	$ 27,872,827	27.9

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

76	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

CEO link between performance and compensation

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The chart compares the current value of compensation awarded to CIBC’s CEO since fiscal 2019 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart, including the CEO’s realized and realizable pay for each year. Overall, the current value of $100 invested by a shareholder is greater than the value of $100 in compensation awarded to CIBC’s CEO from fiscal 2019 to 2023 on a weighted average basis.

The current value of the CEO awards as at December 31, 2023 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

Year	CEO	TDC Awarded ($)	A Realized Pay(1) ($)	B Realizable Pay(2) ($)	A+ B = C Current Value ($)	Period	To CEO(3) ($)	To Shareholders(4) ($)

2019	Dodig	8,509,750	8,750,557	1,672,985	10,423,542	10/31/2018 to 12/31/2023	122	146

2020	Dodig	9,010,000	7,571,514	1,940,681	9,512,195	10/31/2019 to 12/31/2023	106	141

2021	Dodig	11,684,800	3,136,960	6,610,234	9,747,194	10/31/2020 to 12/31/2023	83	150

2022	Dodig	10,362,700	2,872,540	7,923,493	10,796,033	10/31/2021 to 12/31/2023	104	95

2023	Dodig	10,700,000	2,940,000	10,432,554	13,372,554	10/31/2022 to 12/31/2023	125	110

						Weighted Average	107	124

(1)	Realized Pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.

(2)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.

(3)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period, December 31, 2023.

(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

C I B C P R O X Y C I R C U L A R	77

Compensation Discussion and Analysis

Mr. Panossian

As Chief Financial Officer and Head of Enterprise Strategy, Mr. Panossian is responsible for strategy and corporate development, financial planning and analysis, financial and management reporting, maintenance of accounting records, internal controls over financial reporting, regulatory reporting, tax planning and compliance, treasury and balance sheet management and liaising with CIBC’s investors.

Mr. Panossian made a strong contribution to CIBC’s fiscal 2023 financial performance by driving enterprise-wide focus on the execution of our bank’s strategic growth agenda and leading the bank through a complex macro environment. Mr. Panossian also continued his focus on building a strong finance function with a series of leadership changes to strengthen, diversify and develop the finance team and organization’s capabilities. Through these efforts Mr. Panossian has built a solid foundation for the function and continues to cultivate strong leadership and bench strength across the team.

Mr. Panossian successfully led the strategic and financial planning process, driving further clarity of our bank’s strategic priorities, focused allocation of resources against them and improved performance measurement scorecards across the organization. Through his leadership, Mr. Panossian enabled the bank’s focus on expense discipline by providing a clear view of enterprise-wide expense drivers, as well as analysis and insights, to drive effective oversight, accountability and management action resulting in expenses outperforming plan.

Of note, Mr. Panossian was successful in completing the following key initiatives this year:

•	Improved alignment of enterprise resources against strategic priorities to drive productivity and enhance returns;

•	Further strengthened our balance sheet through the effective management of our bank’s capital and funding; maintaining levels that exceeded management targets at all times;

•	Drove the build out of continuous improvement and cost transformation capabilities across our bank; and

•	Progressed the modernization of our finance infrastructure and the implementation of a cloud based Enterprise Resource Planning system.

The EXCO leaders have shared goals to advance our efforts in sustainability and ESG while building an inclusive and engaged team. These commitments are tied to our enterprise ESG metrics that comprise the ESG Index captured in our BPF and, therefore, have a direct link to performance-based compensation. In fiscal 2023, Mr. Panossian met or exceeded his key client, inclusive talent, community and environmental goals.

Based on our BPF of 97% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2023 GPS award for Mr. Panossian of $2.93 million, which was above his target incentive opportunity and reflected an increase to his overall total target compensation for fiscal 2023 in recognition of movement in the market median and his progression in role as a seasoned CFO. The details are provided in the table below.

Pay Element ($)	2023	2022
Salary (Fixed)(1)	600,000	581,096
Cash	877,668	813,365
PSUs	1,638,314	1,518,282
Options	409,578	379,570
Total GPS (Variable)	2,925,560	2,711,217
TDC	3,525,560	3,292,313

(1)	In fiscal 2022, Mr. Panossian’s salary increased effective January 9, 2022 and represents two months at $500,000 and ten months at $600,000.

78	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Share Ownership

Mr. Panossian is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 6.6. Details regarding equity ownership guidelines for our EXCO officers can be found on page 90.

Equity ownership as at October 31, 2023 using CIBC’s share price of $48.91:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$103,550	$3,446,307	$424,900	$3,974,757	6.6

C I B C P R O X Y C I R C U L A R	79

Compensation Discussion and Analysis

Mr. Culham

As Group Head of Capital Markets and Direct Financial Services, Mr. Culham is accountable for CIBC’s Capital Markets and Direct Financial Services businesses. CIBC’s Capital Markets business provides integrated global markets products, investment banking advisory services, corporate lending and top-ranked research to corporate, government and institutional clients around the world. Direct Financial Services (DFS) includes Simplii Financial, Investor’s Edge and the Alternate Solutions Group. Mr. Culham is also accountable for the oversight of CIBC’s FirstCaribbean and CIBC Mellon operations. Mr. Culham also serves as Co-Chair of the CIBC Foundation.

Mr. Culham led the Capital Markets and DFS businesses to achieve strong performance in 2023 through continued execution on key strategic priorities, in challenging economic conditions. Under Mr. Culham’s leadership, Capital Markets delivered strong growth in the US and globally across key industry verticals and DFS while maintaining Top 2 market share with Strategic and Focus Clients. Within DFS, Mr. Culham enhanced connectivity across the bank resulting in deeper client relationships and robust revenue growth of 26% year-over-year.

Under Mr. Culham’s leadership, the Capital Markets and DFS businesses achieved the following:

•	Strong financial performance, with full-year adjusted revenue(1) and adjusted PPPT earnings(1) up 10% and 8% respectively year-over-year;

•	Ranked #1 in PPPT Stability (1, 3 and 4 year) vs. peers and #2 in PPPT growth year-over-year;

•	Continued to drive double-digit growth in the US business with full year revenue up 18% year-over-year;

•

Partnered to-date with six funds that provide growth capital to emerging climate and energy transition technology companies as part of CIBC’s commitment to providing $100 million in limited partnership investments in climate technology and energy transition funds;

•	Global Finance recognized CIBC as the Best Investment Bank in Canada in 2023 and Outstanding Leadership in Sustainable Infrastructure Finance as part of the 2023 Sustainable Finance Awards; and

•	Investor’s Edge was recognized as the #2 platform among the Big 5 banks by a J.D. Power study on investing platform satisfaction.

The EXCO leaders have shared goals to advance our efforts in sustainability and ESG while building an inclusive and engaged team. These commitments are tied to our enterprise ESG metrics that comprise the ESG Index captured in our BPF and, therefore, have a direct link to performance-based compensation. In fiscal 2023, Mr. Culham met or exceeded his key client, inclusive talent, community and environmental goals.

Based on our BPF of 97% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2023 GPS award for Mr. Culham of $7.63 million, which was above his target incentive opportunity and reflective of an increase in his target for fiscal 2023 to recognize his performance and positioning relative to peers. Mr. Culham elected to defer 20% of his fiscal 2023 cash incentive, approximately $0.46 million, into DSUs which are payable when he leaves CIBC. The details are provided in the table below.

Pay Element ($)	2023	2022
Salary (Fixed)(2)	600,000	581,096
Cash	2,289,992	2,233,070
PSUs	4,274,652	4,168,396
Options	1,068,663	1,042,099
Total GPS (Variable)	7,633,307	7,443,565
TDC	8,233,307	8,024,661

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of the 2023 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)	In fiscal 2022, Mr. Culham’s salary increased effective January 9, 2022 and represents two months at $500,000 and ten months at $600,000.

80	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Share Ownership

Mr. Culham is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 32.6. Details regarding equity ownership guidelines for our EXCO officers can be found on page 90.

Equity ownership as at October 31, 2023 using CIBC’s share price of $48.91:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$7,646,151	$10,668,773	$1,269,485	$19,584,409	32.6

C I B C P R O X Y C I R C U L A R	81

Compensation Discussion and Analysis

Mr. Hountalas

As Group Head, Canadian Banking, Mr. Hountalas is responsible for CIBC’s Personal and Business Banking, Commercial Banking and Wealth Management businesses in Canada.

Mr. Hountalas assumed the leadership of Canadian Banking in January 2023 and has provided strong, client-focused leadership across the business. Mr. Hountalas reinforced Imperial Service as a key differentiator for the bank, providing a team of dedicated advisors that meet the needs of mass affluent clients in Canada and created dedicated leadership structures and sales forces for both Personal Banking and Imperial Service to elevate the business, enable focused coaching and drive growth. Under Mr. Hountalas’ leadership, the business has simplified processes, streamlined performance management scorecards and further increased connectivity and collaboration across Wealth Management, Commercial Banking and Personal Banking.

Under Mr. Hountalas’ leadership, Canadian Banking, encompassing Personal and Business Banking, Commercial Banking and Wealth Management accomplished the following:

•	Ranked #1 on Investment Executive 2023 Report Card on Banks for the eighth consecutive year;

•	In Canadian Commercial Banking, achieved highest-ever net promoter score results in fiscal 2023, highlighting the results of our investments in advisory capabilities and support services;

•	CIBC Wood Gundy was ranked second overall amongst the Big 5 banks by Investment Executive Brokerage Report Card;

•

In Asset Management, launched CIBC Investment Platform, a state-of-the-art platform that streamlines account structures, improves onboarding and client reporting, and provides enhanced portfolio management capabilities for advisors;

•	Ranked #3 among the big 6 banks in long-term mutual fund sales and key institutional wins with large pension plans in Japan and Australia;

•	Launched new customer relationship management tools and CIBC GoalPlanner platform into CIBC Wood Gundy and increased engagement with clients, and contributed to positive fund flows;

•

Ranked #1 in customer satisfaction with mobile banking apps in the J.D. Power 2023 Mobile Banking App Satisfaction Study, for the third time since 2020, #1 in the Insider Intelligence Canada Mobile Banking Emerging Features Benchmark, and #1 in mobile banking experience in Surviscor’s 2023 Mobile Banking review; and

•

In the Ipsos Customer Satisfaction Index Study, we continued to narrow our gap to the leader for our primary clients’ net promoter score and were the only bank to improve year-over-year; and in the J.D. Power Client Satisfaction Survey we ranked #3, gaining on the leader year-over-year.

The EXCO leaders have shared goals to advance our efforts in sustainability and ESG while building an inclusive and engaged team. These commitments are tied to our enterprise ESG metrics that comprise the ESG Index captured in our BPF and, therefore, have a direct link to performance-based compensation. In fiscal 2023, Mr. Hountalas met or exceeded his key client, inclusive talent, community and environmental goals.

Based on our BPF of 97% and the CEO’s assessment of his individual performance, the Board approved a fiscal

2023 GPS award for Mr. Hountalas of $4.38 million, which was above his target incentive opportunity. The increase in compensation year-over-year is reflective of the increase to his total target compensation based on his expanded mandate with the appointment to the SEVP and Group Head, Canadian Banking. The details are provided in the table below.

Pay Element ($)	2023	2022
Salary (Fixed)(1)	600,000	581,096
Cash	1,312,753	928,660
PSUs	2,450,472	1,733,498
Options	612,618	433,374
Total GPS (Variable)	4,375,843	3,095,532
TDC	4,975,843	3,676,628

(1)	In fiscal 2022, Mr. Hountalas’ salary increased effective January 9, 2022 and represents two months at $500,000 and ten months at $600,000.

82	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Share Ownership

Mr. Hountalas is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 7.7. Details regarding equity ownership guidelines for our EXCO officers can be found on page 90.

Equity ownership as at October 31, 2023 using CIBC’s share price of $48.91:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$0	$4,397,887	$247,876	$4,645,763	7.7

C I B C P R O X Y C I R C U L A R	83

Compensation Discussion and Analysis

Mr. Beber

As Group Head, US Region; President and CEO, CIBC Bank USA, Mr. Beber leads CIBC’s US Region, which includes middle market commercial banking, wealth management, private banking and retail and digital banking, as well as oversight for all Capital Markets activities in the United States. He leads a team expanding our US franchise as part of our strong North American platform.

Under Mr. Beber’s leadership, there was continued progress made in executing on our strategic priorities in the US, leveraging the strength of our team and platform to support client-focused growth. Mr. Beber led the team in further expanding our highly connected Commercial Banking and Wealth Management franchise, focused on the private economy where we bank businesses and their owners and principals, through leading capabilities across lending, treasury management, capital markets and investment management.

While the US business was met with a number of market forces that negatively impacted revenues, the business delivered on its strategic growth initiatives aimed at driving client expansion aligned with our strategic priorities. Mr. Beber re- shaped his US EXCO team to ensure the business continues to have a strong leadership team as we go forward. He also worked closely with Risk Management to position the bank well in a heightened regulatory environment and continued to build our talent base to support our growth objectives across US Commercial Banking and Wealth Management.

In fiscal 2023, adjusted net income(1) for our US Commercial Banking and Wealth franchise totaled US$310 million, down 49% from the prior year, driven primarily by our Commercial Real Estate Portfolio and increased provision for credit losses as forward looking indicators were revised to reflect a weaker economic environment. PPPT earnings(2) of US$949 million was 2% higher than the prior year. Adjusted revenue(1) of US$1,994 million was up 5.0% compared to the prior year, supported by 2% loan growth, three-quarters of which originated from new relationships.

Under Mr. Beber’s leadership, the team demonstrated a deep commitment to clients, strengthening our capabilities and growing our business with the following accomplishments:

●	Built a highly connected franchise with 35% growth in cross line-of-business referrals(2) in 2023 vs. 10% growth in 2022;

●	Achieved US$2.7 billion in Assets Under Management Net Flows from New Clients(3);

●	CIBC Private Wealth US placed 6 out of the top 100 firms in 2023 by Barron’s;

●	Ranked #6 Registered Investment Advisor firm out of 521 firms by Financial Advisor in 2023;

●

Progressed our investments in various platforms intended to improve client experience and increase efficiency relating to our Wealth Management technology platform, marketable secured lending, pricing tools and our US customer relationship management capabilities;

●	Achieved first quartile rank in Net Promoter Score largely driven by our relationship-oriented approach and our ability to provide creative and tailored solutions to our clients; and

●	Further embedded our culture of care by launching Benevity, CIBC’s employee giving platform and hosting Chicago’s first ever on-site Miracle Day to raise money for children’s charities.

The EXCO leaders have shared goals to advance our efforts in sustainability and ESG while building an inclusive and engaged team. These commitments are tied to our enterprise ESG metrics that comprise the ESG Index captured in our BPF and, therefore, have a direct link to performance-based compensation. In fiscal 2023, Mr. Beber met or exceeded his key client, inclusive talent, community and environmental goals.

Based on our BPF of 97% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2023 GPS award for Mr. Beber of $3.61 million which was below his target incentive opportunity. The increase in compensation year-over-year is reflective of the increase to his total target compensation from his appointment to the SEVP and Group Head, US Region. The details are provided in the table below.

Pay Element ($)	2023	2022
Salary (Fixed)(4)	600,000	581,096
Cash	1,082,799	747,352
PSUs	2,021,225	1,395,058
Options	505,306	348,764
Total GPS (Variable)	3,609,330	2,491,174
TDC	4,209,330	3,072,270

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of the 2023 Annual Report, available on SEDAR+ at www.sedarplus.com.

84	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

(2)	Metric refers to referrals made across lines-of-business within the US Commercial and Wealth Management segment, as well as referrals made to the Capital Markets segment.

(3)	Net flows from new clients refers to any inflows (excluding reinvested dividends) related to a client within a 12-month period of client inception.

(4)	In fiscal 2022, Mr. Beber’s salary increased effective January 9, 2022 and represents two months at $500,000 and ten months at $600,000.

Share Ownership

Mr. Beber is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 5.9. Details regarding equity ownership guidelines for our EXCO officers can be found on page 90.

Equity ownership as at October 31, 2023 using CIBC’s share price of $48.91:

	DSUs	Restricted Share Awards (RSAs)	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$155,325	$207,100	$3,088,670	$81,384	$3,532,479	5.9

C I B C P R O X Y C I R C U L A R	85

Compensation Discussion and Analysis

Backtesting of NEO total compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2018 through October 31, 2023, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2018	2019	2020	2021	2022	2023

CIBC	100.00	104.19	98.04	154.93	133.93	112.70

S&P/TSX Composite Index	100.00	113.25	110.65	153.54	146.03	146.66

S&P/TSX Composite Banks Index	100.00	110.25	95.30	148.21	142.17	129.75

CIBC NEO Total Compensation(2)	100.00	86.99	86.18	107.88	97.96	95.70

(1)	With dividends reinvested.

(2)

The 2018 CIBC NEO total compensation is expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 87 of this Circular. The 2019 CIBC NEO Total Compensation shown includes only the five highest paid NEOs (six NEOs were disclosed in the 2019 proxy circular).

Cost of management ratio (COMR)

The table below summarizes CIBC NEO total compensation as a percentage of reported net income over the past three fiscal years. While the composition of NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years.

Year	NEO Total Compensation(1) ($000s)	Reported Net Income(2) ($ millions)	NEO Total Compensation as a % of Reported Net Income(2)

2023	32,801	5,033	0.65

2022	33,576	6,243	0.54

2021	36,977	6,446	0.57

(1)

CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 87 of this Circular.

(2)

COMR based on NEO total compensation as a percentage of adjusted net income was 0.51% for fiscal 2023, 0.51% for fiscal 2022, 0.55% for fiscal 2021. Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2023 Annual Report available on SEDAR+ at www.sedarplus.com.

86	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2023, 2022, and 2021 by CIBC’s five NEOs.

Name and Principal Position	Year	Salary ($)	Share-based Awards (1) ($)	Option-based Awards(2) ($)	Non-equity Variable Incentive Awards(3) ($)	Pension Value(4) ($)	All Other Compensation(5),(6) ($)	Total Compensation ($)

Victor Dodig(7) CEO	2023	1,000,000	6,208,000	1,552,000	1,940,000	504,000	2,250	11,206,250
	2022	1,000,000	5,992,128	1,498,032	1,872,540	650,000	2,250	11,014,950
	2021	1,000,000	6,838,272	1,709,568	2,136,960	1,066,000	2,250	12,753,050

Hratch Panossian CFO and Enterprise Strategy	2023	600,000	1,638,314	409,578	877,668	52,000	2,250	3,579,810
	2022	581,096(8)	1,518,282	379,570	813,365	83,000	2,250	3,377,563
	2021	500,000	1,646,400	411,600	882,000	91,000	2,250	3,533,250

Harry Culham Group Head, Capital Markets and Direct Financial Services	2023	600,000	4,274,652	1,068,663	2,289,992	143,000	2,250	8,378,557
	2022	581,096(8)	4,168,396	1,042,099	2,233,070	194,000	2,250	8,220,911
	2021	500,000	4,720,307	1,180,077	2,528,736	210,000	2,250	9,141,370

Jon Hountalas SEVP and Group Head, Canadian Banking(9)	2023	600,000	2,450,472	612,618	1,312,753	162,000	0	5,137,843
	2022	581,096(8)	1,733,498	433,375	928,660	208,000	0	3,884,629
	2021	500,000	1,994,496	498,624	1,068,480	222,000	0	4,283,600

Shawn Beber SEVP and Group Head, CIBC US Region and President and CEO, CIBC Bank USA(10)	2023	600,000	2,021,225	505,306	1,082,799	106,000	183,111	4,498,441
	2022	581,096(8)	1,395,058	348,764	747,352	151,000	2,250	3,225,520
	2021	500,000	1,481,760	370,440	793,800	161,000	2,250	3,309,250

(1)

Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years.

(2)

Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, Accounting Fair Value (AFV) and variance between the compensation values and AFV are summarized in the tables below:

Measure	Grants made in December 2023 for fiscal 2023		Grants made in December 2022 for fiscal 2022		Grants made in December 2021 for fiscal 2021
Methodology Risk-free rate (%) Dividend yield (%) Share price volatility (%) Term (years) Compensation value ($)	5-year Black-Scholes average 3.43 6.37 18.85 10 3.67		5-year Black-Scholes average 2.77 5.72 18.02 10 4.16		5-year Black-Scholes average 1.45 4.60 16.84 10 5.98

	2023		2022		2021
Name	AFV ($4.01 per option)	Variance ($)	AFV ($4.52 per option)	Variance ($)	AFV ($4.68 per option)	Variance ($)

Victor Dodig	1,696,293	(144,294)	1,626,638	(128,606)	1,338,985	370,583

Hratch Panossian	447,659	(38,080)	412,157	(32,587)	322,377	89,223

Harry Culham	1,168,019	(99,357)	1,131,564	(89,465)	924,272	255,805

Jon Hountalas	552,286	(46,980)	470,582	(37,206)	390,546	108,089

Shawn Beber	669,577	(56,957)	378,708	(29,941)	290,141	80,301

(3)

Non-equity Variable Incentive Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer all or part of their annual incentive into DSUs. For 2023, 2022, and 2021, Mr. Culham elected to defer 20% of his cash incentive of $2,289,992, 20% of his cash incentive of $2,233,070 and 20% of his cash incentive of $2,528,736, into DSUs. Values will be converted to units based on the average share price in the 10 trading days preceding December 1 of the respective years.

(4)	Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years.

(5)

Amounts shown for Mr. Dodig, Mr. Panossian, Mr. Culham, and Mr. Beber represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts. Mr. Beber’s amount includes $180,861 related to his mobility arrangement, converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.3498 for fiscal 2023.

(6)

For all NEOs, the amounts shown exclude the value of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on any PSU, Restricted Share Award (RSA) and/or DSU awards granted in prior years as the expected dividend equivalents were factored into the disclosed grant date fair value of the awards, as applicable. The reinvested dividend equivalent amounts for fiscal 2023, 2022 and 2021 are $1,240,182, $1,129,501, and $1,002,647 respectively, for Mr. Dodig; $239,752, $171,433, and $111,355 for Mr. Panossian; $1,236,961, $1,125,808, and $1,010,636 for Mr. Culham; $297,026 , $274,095 and $258,143 for Mr. Hountalas; $233,082 , $178,668 and $132,313 in Canadian dollars for Mr. Beber.

C I B C P R O X Y C I R C U L A R	87

Compensation Disclosure

(7)	Mr. Dodig’s 2021 pension value includes a past service cost of $360,000 as a result of the amendment to the SERP effective November 1, 2020.

(8)

Mr. Panossian’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000. Mr. Culham’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000. Mr. Hountalas’ fiscal 2022 salary represents two months at $500,000 and ten months at $600,000. Mr. Beber’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000.

(9)	Mr. Hountalas was appointed Group Head, Canadian Banking on January 16, 2023.

(10)	Mr. Beber was appointed Group Head, CIBC US Region, President and CEO, CIBC Bank USA on November 1, 2022.

Incentive plan awards – value vested or earned during the financial year

The table below includes information on the value of incentive plan awards vested or earned by each NEO during fiscal 2023.

Name	Value of Option-based Awards That Vested During the Year(1)(2) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(3) ($)	Value of Non-equity Variable Incentive Awards Earned During the Year(4) ($)

Victor Dodig	693,909	6,248,607	1,940,000

Hratch Panossian	66,770	616,264	877,668

Harry Culham	558,012	4,855,416	2,289,992

Jon Hountalas	220,300	1,867,468	1,312,753

Shawn Beber	84,616	761,581	1,082,799

(1)

Values shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.

(2)	The value is based on the number of options vested multiplied by the difference between exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date.

(3)

Values shown relate to the vesting and payment of PSUs in fiscal 2023. With respect to PSUs, the performance factor applied to the PSUs granted in December 2019 for fiscal 2019 to determine the final amount paid out to participants in December 2022 was 100%, based on CIBC’s ROE and TSR performance from November 1, 2019 to October 31, 2022.

(4)	Values shown are the sum of annual performance-based cash incentives for fiscal 2023 disclosed in the Summary compensation table.

2020 PSU vesting

The vesting percentage for PSUs granted in 2020 that vested in December 2023 was 85% based on the average of the ROE performance factor of 95% and the TSR performance factor of 75%, resulting from a number four ranking in ROE and number six ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See

“Deferred incentive awards” starting on page 66 for the scale.

CIBC PSU Vesting Calculation for 2020 PSU Grants							Vesting
	2021	2022	2023	Average	CIBC Rank	Performance
Adjusted ROE(1)	16.7%	14.7%	13.3%	14.9%	4	95%	85%

TSR	58.0%	(13.6)%	(15.9)%	9.5%	6	75%

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2023 Annual Report available on SEDAR+ at www.sedarplus.com.

88	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Incentive plan awards – outstanding option– and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2023.

Name	Compensation Year	Option-based Awards(1)(2)					Share-based Awards(1)(3)
		Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)	Value of Options Exercised (5)(6) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share-based Awards Not Vested(7) ($)	Market or Payout Value of Vested Share- based Awards Not Paid Out or Distributed ($)

Victor Dodig	2015	23,088	48.905	06-Dec-2025	115	—

	2016	172,750	55.845	08-Dec-2026	—	—	DSU	—	—	3,118,786

	2017	156,542	60.01	13-Dec-2027	—	—

	2018	195,402	55.75	02-Dec-2028	—	—

	2019	188,718	54.935	08-Dec-2029	—	—

	2020	230,896	55.395	06-Dec-2030	—	—	PSU	108,741	3,988,910	—

	2021	286,108	70.05	05-Dec-2031	—	—	PSU	103,609	3,800,625	—

	2022	359,824	59.39	04-Dec-2032	—	—	PSU	99,321	3,643,336	—

Hratch Panossian	2014	5,530	51.165	07-Dec-2024	—	—

	2015	9,006	48.905	06-Dec-2025	45	—

	2016	12,272	55.845	08-Dec-2026	—	—

	2017	12,322	60.01	13-Dec-2027	—	—

	2018	18,352	55.75	02-Dec-2028	—	—

	2019	18,614	54.935	08-Dec-2029	—	—

	2020	43,214	55.395	06-Dec-2030	—	—	DSU	2,117	103,550	—

							PSU	20,351	746,536	—

	2021	68,884	70.05	05-Dec-2031	—	—	PSU	24,945	915,048	—

	2022	91,172	59.39	04-Dec-2032	—	—	PSU	25,166	923,146	—

Harry Culham	2015	—	48.905	06-Dec-2025	—	—	DSU	—	—	1,767,599

	2016	100,000	55.845	08-Dec-2026	—	—	DSU	—	—	893,113

	2017	147,430	60.01	13-Dec-2027	—	—	DSU	—	—	1,303,156

	2018	162,174	55.75	02-Dec-2028	—	—	DSU	—	—	1,281,731

	2019	146,642	54.935	08-Dec-2029	—	—	DSU	—	—	1,054,354

	2020	164,602	55.395	06-Dec-2030	—	—	DSU	—	—	609,348

							PSU	77,520	2,843,622	—

	2021	197,494	70.05	05-Dec-2031	—	—	DSU	—	—	374,784

							PSU	71,519	2,623,487	—

	2022	250,310	59.39	04-Dec-2032	—	—	DSU	—	—	362,067

							PSU	69,092	2,534,470	—

Jon Hountalas	2013	30,446	45.26	08-Dec-2023	111,128	—

	2014	20,808	51.165	07-Dec-2024	—	—

	2015	32,018	48.905	06-Dec-2025	160	—

	2016	43,490	55.845	08-Dec-2026	—	—

	2017	45,308	60.01	13-Dec-2027	—	—

	2018	65,494	55.75	02-Dec-2028	—	—

	2019	56,402	54.935	08-Dec-2029	—	—

	2020	65,752	55.395	06-Dec-2030	—	—	PSU	30,966	1,135,898	—

	2021	83,450	70.05	05-Dec-2031	—	—	PSU	30,219	1,108,516	—

	2022	104,096	59.39	04-Dec-2032	—	—	PSU	28,733	1,054,002	—

Shawn Beber	2013	—	45.26	08-Dec-2023	—	121,649

	2014	10,702	51.165	07-Dec-2024	—	—

	2015	14,736	48.905	06-Dec-2025	74	—

	2016	18,172	55.845	08-Dec-2026	—	—

	2017	21,130	60.01	13-Dec-2027	—	—

	2018	23,836	55.75	02-Dec-2028	—	—

	2019	23,002	54.935	08-Dec-2029	—	—

	2020	37,320	55.395	06-Dec-2030	—	—	RSA	4,234	207,100	—

							DSU	3,176	155,325	—

							PSU	17,576	644,735	—

	2021	61,996	70.05	05-Dec-2031	—	—	PSU	22,451	823,544	—

	2022	83,773	59.39	04-Dec-2032	—	—	PSU	23,123	848,224	—

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Options are in respect of CIBC common shares. Options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(3)	PSUs vest and are cash-settled at the end of three years and the number of units that vest is determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group.

The DSUs shown for Mr. Dodig and Mr. Culham reflect annual performance-based incentive awards which have been deferred into DSUs. Such DSUs are fully vested but are not payable until termination of employment, retirement or death. The DSUs shown for Mr. Panossian and Mr. Beber will vest at the end of five years but are not payable until termination of employment, retirement or death.

(4)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

C I B C P R O X Y C I R C U L A R	89

Compensation Disclosure

(5)

The value of options exercised during fiscal 2023 that were granted in previous years. Amounts are the proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date) before deductions for taxes and commissions.

(6)	Amount shown for Mr. Beber relates to sale in December 2022 of 9,190 shares upon exercise of his remaining 2013 Employee Stock Option Plan (ESOP) grant.

(7)	Amounts shown are the threshold payout values of 75% of the applicable units.

Equity ownership of NEOs at October 31, 2023

All CIBC executives (including the NEOs) and Managing Directors are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the Employee Share Purchase Plan or personal investment accounts outside of CIBC, DSUs, RSAs and PSUs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet the applicable guidelines. Share ownership guidelines extend into retirement for all NEOs and are noted in the table below.

The table below shows NEO equity ownership relative to the minimum guideline for their position. All NEOs currently exceed the guidelines.

Name	Minimum Equity Ownership Guideline (Multiple of Salary)	Hold Period Following Retirement Date (years)	Ownership(2) (Multiple of Salary)	Equity Ownership(1)
				DSUs ($)	RSAs ($)	PSUs(2) ($)	Direct Share Holdings ($)	Total(3)
								($)	Units (#)

Victor Dodig	8.0	2	27.9	3,118,786	—	15,243,829	9,510,212	27,872,827	569,880

Hratch Panossian	5.0	1	6.6	103,550	—	3,446,307	424,900	3,974,757	81,267

Harry Culham	5.0	1	32.6	7,646,151	—	10,668,773	1,269,485	19,584,409	400,417

Jon Hountalas	5.0	1	7.7	—	—	4,397,887	247,876	4,645,763	94,986

Shawn Beber	5.0	1	5.9	155,325	207,100	3,088,670	81,384	3,532,479	72,224

(1)

Amounts shown have been calculated using CIBC’s share price of $48.91 as at October 31, 2023 (the last trading day in the 2023 fiscal year). On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	For purposes of determining Equity Ownership, PSUs are valued based on a performance factor of 100%.

(3)	Amounts shown represent the aggregate value and number of CIBC common shares, DSUs, RSAs and PSUs held.

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2023 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

	A	B	C

Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)(2)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)(2)(3)

Approved by security holders	14,497,839	58.83	10,390,089

Not approved by security holders(1)	190,240	31.03	Nil

Total	14,688,079	58.47	10,390,089

(1)

CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. in June 2017 did not require approval by security holders under applicable securities legislation and stock exchange rules.

(2)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(3)	Excludes shares that were originally available for grant with respect to the acquisition that we no longer expect to grant.

90	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Options outstanding and available for grant at December 31, 2023

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B

	Options Outstanding		Options Available for Grant		Total

Plan	(#)(1)	% of Common Shares Outstanding	(#)(1)	% of Common Shares Outstanding	(#)(1)	% of Common Shares Outstanding

ESOP(2)	18,201,284	1.95	6,416,728	0.69	24,618,012	2.64

PrivateBancorp Plans(3)	180,942	0.02	Nil	Nil	180,942	0.02

Total	18,382,226	1.97	6,416,728	0.69	24,798,954	2.66

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

At October 31, 2023, the total number of common shares issuable under options outstanding was 14,497,839, the total number of common shares issuable under options available for grant was 10,390,089 and the total number of common shares outstanding was 931,098,941.

(3)

Upon the acquisition of PrivateBancorp, Inc. in June 2017, 2,238,422 CIBC common shares were reserved for issuance to settle outstanding PrivateBancorp option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively, the PrivateBancorp Plans) and were converted into options to acquire CIBC shares based on the relative values of the PrivateBancorp, Inc. shares to the CIBC common shares pursuant to the acquisition. In addition, the CIBC common shares that were reserved for issuance to settle outstanding PrivateBankcorp option awards has been restated to reflect the Share Split.

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure	Year	ESOP	PrivateBancorp Plans

Dilution(1) • number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	2023	1.56%	0.02%

	2022	1.23%	0.03%

	2021	1.10%	0.04%

Overhang(1) • (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at	2023	2.67%	0.05%

the end of the fiscal year	2022	2.76%	0.06%

	2021	2.91%	0.08%
Burn Rate(2)

• total number of options granted in a fiscal year/weighted average number of common shares outstanding in the fiscal year	2023	0.38%	—

	2022	0.28%	—

	2021	0.24%	—

(1)	All figures are calculated as a percentage of common shares outstanding on October 31 of the specified fiscal years.

(2)

The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (e.g., ESOP 3,490,610 for fiscal 2023) by the weighted average number of common shares outstanding for the fiscal year (e.g., 915,631,149 for fiscal 2023).

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;
•	buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares; and
•	selling CIBC shares if they do not own or have not fully paid for them (i.e., a short sale).

C I B C P R O X Y C I R C U L A R	91

Compensation Disclosure

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The MRCC and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the MRCC reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the MRCC reviews scenario analysis and backtesting to ensure the plan design objectives are achieved.

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the MRCC.

Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).

Vesting	• Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.

Exercise Price

• Set by the MRCC, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

• CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.

• Where the MRCC authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the MRCC.

Securities Reserved for Issue	• The number of common shares which may be issued from treasury cannot exceed 105,269,000.

Individual and Insider Limits

• Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the MRCC.

• No options shall be granted to any participant if such grant could result in the number of CIBC common shares: (a) issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination

• Resignation or termination of employment with cause: options are forfeited after 30 days.

• Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period.

• Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older on retirement.

Blackout Period Extension

• The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.

Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).

Assignability

• ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.

Amendments

• Shareholder approval is required for the following amendments (unless the change results from application of the anti- dilution provisions of the ESOP):

– increasing the number of common shares that can be issued under the ESOP;

– reducing the strike (exercise) price of an outstanding option;

– extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

– changing the provisions relating to the transferability of options, other than for estate settlement purposes;

– expanding the categories of individuals eligible to participate in the ESOP;

– amending the ESOP to provide for other types of compensation through equity issuance;

– removing or exceeding the insider participation limit contained in the ESOP;

– amending the ESOP’s amending provisions; or

– making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

   Beyond these material plan amendments, the MRCC may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of CIBC’s stock option plans, the MRCC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	• Grants are subject to clawback for misconduct(1).

92	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(1)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

PSU Plan(1)(2)

Grants

• Grants are typically awarded as a dollar amount.

• Number of PSUs granted is based on the:

– dollar value of the award; and

– average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.

Performance Conditions	• PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR performance compared with CIBC’s peer group and CIBC’s adjusted ROE performance versus target(1).

Performance Period

• The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(3) as it is driven by the year end performance multiplier which is comprised of the BPF and individual performance. PSUs are then subject to a three year performance period post grant that is measured based on relative TSR performance and CIBC’s adjusted ROE performance versus target(1) over the three subsequent years.

Vesting	• Vest at the end of the three-year period.

Payout

• Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

• Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Clawback	• Grants are subject to: – clawback in the event of misconduct(4); and – cancellation in certain cases for unexpected losses(5).

DSU Plan(2)

Grants

• Grants are typically awarded as a dollar amount.

• Number of DSUs granted is based on the:

– dollar value of the award; and

– average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.

Deferral	• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.

Vesting

• The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.

• When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

Payout

• Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

• The payout price of each DSU will be the average closing price of CIBC common shares on the TSX over the ten trading days preceding the payment date.

Clawback	• Grants are subject to clawback for misconduct(4).

(1)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in 2023 the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

(2)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third- party financial institution.

(3)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

(4)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) at the top of page 93..

(5)

If an employee engages in misconduct that causes a significant financial loss to CIBC, or that causes or caused a material restatement of the financial statements, CIBC may demand the repayment of cash or deferred incentive compensation awarded payment and cancellation of any unvested award.

C I B C P R O X Y C I R C U L A R	93

Compensation Disclosure

Retirement Benefits

All NEOs participate in pension plans on the same basis as all other CIBC employees in Canada, which are subject to limitations defined by the Income Tax Act.

Supplemental Defined Benefit pension benefits for the NEOs are provided under a SERP. For Mr. Culham who was promoted before January 1, 2016, the SERP provides for a final average earnings pension benefit for each year of pensionable service where earnings include a portion of incentive compensation up to a cap. This means that SERP benefits do not increase commensurate with earnings. For NEOs promoted on or after January 1, 2016, being Mr. Panossian, Mr. Hountalas and Mr. Beber, the SERP provides for a flat dollar pension accrual, which is irrespective of earnings, for service only from SERP appointment.

The SERP provides Mr. Dodig and Mr. Culham with a fully vested Supplemental Defined Benefit pension determined based on the greater of the final average earnings pension benefit and the flat dollar benefit, as described below in the respective tables. Regardless of the formula applied, Mr. Dodig’s overall annual pension is subject to a limit of $1,250,000.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

Key final average earnings SERP provisions applicable to Mr. Dodig and Mr. Culham are summarized in the table below:

Pension Formula	• 2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

Final Average Earnings

• The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

• Subject to a limit of $2,300,000 for Mr. Dodig and $913,500 for Mr. Culham.

Reduction for Early Retirement

• Pensions are reduced by 4% each year that retirement age precedes age 61 for Mr. Dodig.

• For Mr. Culham, pensions are reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.

Government Pension Adjustment	• Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time.

Form of Pension

• Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Key flat dollar SERP provisions applicable to all NEOs are summarized in the table below:

Pension Formula

• A flat dollar accrual rate per year of SERP pensionable service only (maximum of 35 years of service) based on executive level:

– $52,000 for Mr. Dodig; and

– $12,500 for Mr. Panossian, Mr. Culham, Mr. Hountalas and Mr. Beber.

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.

Form of Pension	• Pension payments are made for the life of the executive only. • Other optional forms of payment are made available on an actuarially equivalent basis.

Vesting	• SERP benefits are vested on attainment of age 55 and 5 years of service.

94	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

The table below provides additional information related to NEO Defined Benefit pension obligations:

Defined Benefit Plans

Name	Number of Years of Credited Service	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change(6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
		At October 31, 2023(2)	At Age 65(3)

Victor Dodig Hratch Panossian Harry Culham Jon Hountalas Shawn Beber	18.3 11.9 15.2 13.5 20.9	1,013,000 163,000 174,000 216,000 211,000	1,250,000 525,000 335,000 277,000 414,000	8,392,000 509,000 1,243,000 1,964,000 1,328,000	504,000 52,000 143,000 162,000 106,000	(11,000) (19,000) 2,000 (2,000) 41,000	8,885,000 542,000 1,388,000 2,124,000 1,475,000

(1)

These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for Mr. Culham will be at or above the applicable SERP compensation limit. Mr. Dodig’s pension accrued to October 31, 2023 is based on the flat dollar SERP formula. In addition to joining the SERP effective September 1, 2015, Mr. Culham has 7 years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. Mr. Panossian has 2.3 years of service credited under the CIBC Pension Plan which are not recognized under the SERP and Mr. Beber has 9.9 years of years of service credited under the CIBC Pension Plan which are not recognized under the SERP. For Mr. Culham, the SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65.

(2)

The amounts shown are fully vested for all NEOs except for Mr. Panossian and Mr. Beber. Vested annual benefits payable to Mr. Panossian and Mr. Beber as at October 31, 2023 are $42,000 and $73,000 respectively. Mr. Panossian’s and Mr. Beber’s benefits vest in accordance with the terms of the SERP.

(3)	All NEOs are eligible to retire with an unreduced pension at age 65. The CIBC Pension Plan benefits were determined using the Income Tax Act limits applicable in 2023.

(4)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2022. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 5.44%;

–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

(5)

These amounts represent the fiscal 2023 annual service cost and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 5.44% consistent with the fiscal 2023 pension expense reported in CIBC’s financial statement disclosure.

(6)

These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions.

(7)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2023. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 5.68%;

–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

C I B C P R O X Y C I R C U L A R	95

Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers certain senior executive officer roles, including all the NEOs and EXCO members, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the MRCC on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	• Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	• 24 months following the date of the change of control.

Trigger Events (i.e., “Double Trigger”)

• The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

(1)    a change of control event occurs; and

(2)   the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:

– a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;

– a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;

– a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or

– any other change in the officer’s employment constituting constructive dismissal under applicable law.

Severance Benefits

• Upon the “Double Trigger”, the greater of:

(1)    2 times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

(2)   the amount the officer may be entitled to under any employment contract (as disclosed in footnote (4) to the Termination and change of control benefits table on page 97) or applicable law.

Vesting of Deferred Incentive Compensation and Pension

• Upon the trigger events, all deferred incentive compensation and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.

Pension Benefits

• Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

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Compensation Disclosure

Termination and change of control benefits(1)

The table below summarizes estimated payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

Name	Compensation Element	Estimated Incremental Payment at October 31, 2023(2)
		Termination Without Cause(3) ($)	Change of Control(4) ($)

Victor Dodig	Cash	0	5,741,000

	Deferred Compensation Incremental Value	0	0

	Benefits	0	200,000

	Total Payment	0	5,941,000

	Annual Pension Increment	0	104,000	(5)

Hratch Panossian	Cash	2,033,170	2,800,016

	Deferred Compensation Incremental Value	0	0

	Benefits	90,000	120,000

	Total Payment	2,123,170	2,920,016

	Annual Pension Increment	0	146,000	(5)

Harry Culham	Cash	2,839,861	5,679,722

	Deferred Compensation Incremental Value	0	0

	Benefits	60,000	120,000

	Total Payment	2,899,861	5,799,722

	Annual Pension Increment	0	0	(5)

Jon Hountalas	Cash	2,446,874	3,310,008

	Deferred Compensation Incremental Value	0	0

	Benefits	95,000	120,000

	Total Payment	2,541,874	3,430,008

	Annual Pension Increment	0	25,000	(5)

Shawn Beber	Cash	2,561,359	2,859,600

	Deferred Compensation Incremental Value	0	0

	Benefits	120,000	120,000

	Total Payment	2,681,359	2,979,600

	Annual Pension Increment	0	163,000	(5)

(1)

This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)

No incremental amounts are contractually payable upon retirement, resignation (other than for reasons specified in the Change of Control Policy) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For information regarding outstanding option- and share-based awards as at October 31, 2023, see “Incentive plan awards – outstanding option- and share-based awards” on page 89.

(3)

Amounts shown as Cash for Mr. Panossian, Mr. Culham, Mr. Hountalas and Mr. Beber represent entitlements to cash payments in lieu of notice. For Mr. Panossian, Mr. Hountalas and Mr. Beber the cash payment is calculated using annual salary, average annual cash bonus for the prior three years and annual car allowance for the length of the severance period; the amounts shown as benefits are equal to 10% of the annual salary, multiplied by the length of severance payment period. For Mr. Culham, the cash payment is calculated using annual salary and average annual cash bonus for the prior three years for the length of the severance period; the amount shown as benefits is equal to 10% of the annual salary.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(4)	For information on the cash payments, see “Change of Control contracts” on page 96 of the Circular.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

(5)

Annual Pension Increment amounts for Mr. Dodig, Mr. Panossian, Mr. Hountalas and Mr. Beber are the incremental annual lifetime pension amounts payable from their unreduced early retirement age (age 65) as a result of being entitled to two years of additional credited service and any remaining vesting requirements being waived. Mr. Panossian and Mr. Beber are not vested at October 31, 2023 and therefore their Annual Pension Increment amount consists of the value of waiving the vesting requirements and receiving two years of additional credited service.

C I B C P R O X Y C I R C U L A R	97

Compensation Disclosure

The present values at October 31, 2023 of the Annual Pension Increment amounts are $1,079,000 for Mr. Dodig, $539,000 for Mr. Panossian, $283,000 for Mr. Hountalas and $1,035,000 for Mr. Beber. The actuarial assumptions used to determine the present values are consistent with the assumptions used for the October 31, 2023 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the assumed retirement age is based on the first date of retirement eligibility. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants. Annual Pension Increment amount is $0 for Mr. Culham as he joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control.

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following table provides disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices and their Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” which are comprised of NEOs and other Material Risk Takers (MRTs). MRTs include certain Senior Vice-Presidents and above, Managing Directors in designated roles, and other select “employees whose actions have a material impact on the risk exposure of the firm” upon an assessment of each role.

At least 40% and up to 80% of their total incentive compensation is deferred.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers. Certain 2022 figures in this table have been restated and therefore may not reconcile with the corresponding figures in CIBC’s 2023 Circular.

Amounts and form of remuneration awarded(1)

	2023		2022

(All figures in $ millions)	NEOs	Other Material Risk Takers	NEOs	Other Material Risk Takers

Number of employees	5	123	5	112

Fixed salary	3.4	44.0	3.9	40.2

Variable compensation

– Cash	7.5	94.7	7.3	83.0

– Share based	16.6	90.7	16.3	77.3

– Option based	4.1	8.5	4.1	8.1

Total variable compensation	28.2	193.9	27.7	168.4

Total remuneration	31.6	237.9	31.6	208.6

Deferred compensation paid out(2)

Payouts during the fiscal year(3)	14.5	77.3	25.9	100.0

Outstanding deferred compensation(4)(5)

Vested	10.9	14.9	18.2	20.8

– Cash	-	1.4	-	2.3

– Share based	10.8	13.3	13.9	10.5

– Option based	0.1	0.2	4.2	8.0

Unvested	37.3	195.4	57.4	246.4

– Cash	-	3.6	-	6.0

– Share based	37.3	191.8	48.5	227.8

– Option based	-	-	8.9	12.6

Total(5)	48.2	210.3	75.6	267.2

(1)

Amounts awarded in respect of a specified fiscal year, are reflected in that specified fiscal year, notwithstanding that such awards may have been received after year-end. In addition, 2022 figures have been restated to reflect off-cycle awards granted or received during the fiscal year.

(2)

Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price). In addition, 2022 figures have been restated to reflect off-cycle awards that were paid out during the fiscal year.

(3)	Included in fiscal 2023 are amounts paid in December 2022 relating to fiscal 2021 and previous years and included in fiscal 2022 are amounts paid in December 2021.

(4)

All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death. In addition, 2022 figures have been restated to reflect off-cycle awards that remained outstanding as at the end of the fiscal year. Amounts may not total due to rounding.

(5)

All outstanding deferred compensation is subject to implicit and explicit adjustments. Implicit adjustments results from changes in the value of CIBC common shares or share units and explicit adjustments results from the application of clawbacks or performance-related adjustments. There were no explicit adjustments or implicit adjustments, with the exception of share price movement and PSU factor, for deferred compensation made during fiscal 2023 and 2022.

98	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Other compensation paid

There were no guaranteed incentive compensation awards granted in fiscal 2023 for NEOs and other material risk takers (nil in fiscal 2022). Cash sign-on awards(1) granted in fiscal 2023 for three material risk takers was $3,510,000 ($140,000 in fiscal 2022). No cash sign-on awards were granted to NEOs in fiscal 2023 or fiscal 2022. No severance was paid with respect to NEOs in fiscal 2023 or 2022. Payouts(2) in fiscal 2023 for eight material risk takers amounted to $2,302,000. In fiscal 2022, no severance amounts were paid to material risk takers.

(1)

Payments in connection with the cash sign-on awards granted in the specified fiscal years to new hires may have been made in whole or in part in the specified fiscal year or in a subsequent fiscal year. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table on page 98.

(2)

“Payouts” reflect the aggregate severance amounts actually paid out by CIBC in the applicable fiscal year, whether or not such amounts are payable during such fiscal year. The single highest amount of severance paid in fiscal 2023 was $583,014.

C I B C P R O X Y C I R C U L A R	99

Shareholder Proposals

Shareholders will be asked to vote on five shareholder proposals. One from InvestNow, 7 Shannon Street, Toronto, Ontario M6J 2E6, telephone 416 567-7192, email: gpappano@investnow.org; three from Mouvement d’education et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, telephone: 514 286-1155; email: admin@medac.qc.ca (translated from French to English); and one from Vancity Investment Management (VCIM), 100 183 Terminal Avenue, Vancouver, British Columbia V6A 4G2, telephone: 604 871-5355, email: kelly.hirsch@vancity.com. Proposals and supporting arguments, and the Board’s responses, are set out below.

1. InvestNow

RESOLVED: That Canadian Imperial Bank of Commerce (“CIBC”) commission and issue a report disclosing the Bank’s exposure to oil and gas divestment and to qualify and quantify the impacts of divestment from the Canadian oil and gas sector on shareholder value and other relevant economic analysis should CIBC continue on the path toward currently established Net Zero objectives.

Supporting Statement

Attacks on the oil and gas sector are coming from all fronts. Celebrities, internet influencers, radical activist shareholders, ideologically driven financial alliances and well-funded non-profit organizations are all calling for “divestment” and promoting elimination of the Canadian oil and gas sector in the next 25 years.

We are calling on CIBC to commission a report that would provide data and analysis on the impact on revenue projections, profit, share price, and the impact on the Canadian economy overall, as the bank adopts policies or guidelines aimed at suppressing Canada’s oil and gas sector through a divestment policy.

The banking sector has a critical role to play in Canada’s economy and prosperity. The oil and gas sector also has a critical role to play in Canada’s economy and prosperity. The world will continue to use fossil fuels throughout this century, including beyond 2050 notwithstanding current Net Zero aspirations. If the oil and gas the world needs is not supplied by Canadian energy companies it will be supplied by authoritarian regimes in poorly regulated, undemocratic countries that are less responsible and less environmentally friendly. The banks cannot permit themselves to be part of a scheme designed to strangle a sector that is of vital importance, not only to our own citizens, but to the democratic world.

Financing the Canadian oil and gas sector is essential for the functioning of the economy, for jobs, for innovation, and for global emission reductions.

The Board recommends that you vote against this proposal.

CIBC recognizes the long-standing contribution of Canada’s oil and gas sector to our national economy, and guided by our purpose-driven culture, has not adopted a divestment approach as we continue to support our clients as they transition to a low-carbon economy through financing, advisory services and investments in innovation.

Our bank recognizes the important role that the financial sector has in the low carbon transition, including our ambition to achieve net-zero greenhouse gas (GHG) emissions from our operational and financing activities by 2050, and our approach factors commercial, risk management and regulatory considerations. For example, we remain committed to supporting our clients, and we are partnering within the broader ecosystem to mobilize capital, inform public policy, and enable technology and talent to support the transition to the low carbon economy. We are also actively preparing for and incorporating requirements for existing and upcoming regulatory frameworks, such as the OSFI B-15 Guidelines, which outline governance and risk management expectations related to financial institutions’ management of climate-related risks.

Our net-zero approach is iterative as we acknowledge that changes in the macro-economic landscape will influence decarbonization globally, and our interim financed emissions target for our oil and gas portfolio aligns to the International Energy Agency’s (IEA) Net-Zero 2050 scenario – which is an internationally recognized scenario that considers a broad range of interconnected factors to lowering emissions such as the increase in renewable energy development and the scaling of clean technology.

We have in place robust public disclosure, including detailing our exposure by industry group in our financial reporting, and disclosing our approach to climate governance, strategy, and risk management. We also disclose our performance relative to climate-related metrics and targets in our annual Climate Report, which is aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) framework. Our 2023 Climate Report will be published in March 2024, and it will outline further details and progress made towards our net-zero ambition.

100	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

As we continue to execute on our climate strategy in support of our net-zero ambition by 2050, we remain committed to continuing to engage with our energy clients, and supporting their transition to a low-carbon economy while simultaneously managing climate-related risks in our business operations and transparently disclosing our progress.

2. MÉDAC

It is proposed that the Company’s annual meetings be held in person, and that virtual meetings be added as a complement to, but not replace, in-person meetings.

Argument

Since 2020, the year when annual meetings were first held in virtual mode due to health restrictions related to the COVID-19 pandemic, we have expressed numerous concerns about the conduct of these meetings.1

The OECD Principles of Governance read as follows:

“[...] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings.”2

Virtual meetings certainly offer benefits that we do acknowledge, but they shouldn’t obviate the need for face-to-face meetings. As Teachers’ does,3 we believe that annual shareholder meetings should be held in person, with virtual meetings added as a complement (in hybrid format, as all banks did in 2023), without replacing in- person meetings. It is understood that all shareholders should enjoy the same rights, regardless of whether they participate in person or remotely. This position is supported by several organizations, including the Canadian Coalition for Good Governance (CCGG)4 and numerous major institutional investors.

1	Assemblées annuelles : dérive virtuelle (Annual meetings: virtual excess, in French only) MÉDAC, 2023-05-09 https://medac.qc.ca/2098/
2

Recommendation of the Council on Principles of Corporate Governance, OECD Legal Instruments, OECD/LEGAL/0413, Adopted 2015-07-07, Amended 2023-06-07 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0413

3	Good Governance is Good Business — 2023 Proxy Voting Guidelines, Ontario Teachers’ Pension Plan (Teachers’) https://www.otpp.com/content/dam/otpp/documents/OTPP Proxy Voting Guidelines 2023 EN.pdf
4

“Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable”, Say no to virtual-only shareholder meetings – they let companies duck accountability,

Catherine McCall, The Globe and Mail, May 21, 2023
https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtual-only-shareholder-meetings-they-let-companies-duck/

The Board recommends that you vote against this proposal.

Our current intention is to hold a hybrid annual meeting of shareholders, with both in-person and virtual participation options, with established procedures that respect shareholders’ rights and enable access, participation and communication, including voting and submitting questions.

We value direct and ongoing engagement with our shareholders, and believe there is benefit in hosting hybrid annual meetings, as they enable a broader number of shareholders and proxyholders across different jurisdictions where CIBC operates to participate. Despite our current hybrid meeting format, we are challenged to make a commitment in perpetuity to hold in-person shareholder meetings considering unforeseen circumstances and potential extraordinary events beyond the control of CIBC, and as shareholder preferences and technological developments can evolve over time.

Recognizing the need for flexibility, the Canadian federal government has proposed amendments to the Bank Act (Canada) to permit virtual-only shareholder meetings, in accordance with any regulations adopted under the Bank Act (Canada), provided the virtual-only shareholder meeting permits all participants to communicate adequately with each other during the meeting.

CIBC will continue to assess all appropriate options available to us in the future, taking into account shareholder perspectives. In a scenario where a virtual-only shareholder meeting is held, CIBC would ensure consistent and comprehensive disclosure, access, participation, and communication is provided so that our shareholders are afforded the same rights and opportunities to vote, communicate and participate as they would have at a hybrid or in-person meeting.

C I B C P R O X Y C I R C U L A R	101

Shareholder Proposals

3. MÉDAC

It is proposed that the Bank disclose annually, to the general public, non-confidential information relating to its country-by-country reporting, in order to allow for the detailed and meaningful calculation of compensation ratios, particularly by jurisdiction, and to contribute to the fight against tax havens, particularly in terms of transparency.

Argument

MÉDAC has, on several occasions in the past years, submitted shareholder proposals asking the Bank for the calculation and disclosure of the compensation ratio – a shareholder proposal Vancity has now also submitted. Despite the substantial number of votes cast in support of these proposals, the Bank still does not disclose its total compensation ratio, as it has been mandatory for some time in the U.S. and as several companies are already doing here in Canada.

A number of arguments have, of course, been raised against the publication of such a ratio. Despite the fact that the compensation ratio should be published for all employees according to the standards1 of the Global Reporting Initiative (GRI), public disclosure of non-confidential “country-by-country reporting” data — namely Action 132 of the OECD/G20 Inclusive Framework on BEPS3 (acronym for Base Erosion and Profit Shifting4), an international initiative to which the federal government has subscribed — would enable the calculation of significant compensation ratios, making it possible to better interpret the overall compensation ratio by enhancing the description of the context.

Moreover, making this non-confidential data public — as is the case in several other countries, including Europe — would be an exercise in transparency, goodwill and good faith, and would directly contribute to efforts to combat tax evasion, tax avoidance, tax havens and other overindulgent laws.

For all these reasons, the Bank must make public, each year, the non-confidential data of its country-by-country reporting.

[1]

Disclosure 2-21 Annual total compensation ratio, Full set of GRI Standards, Global Reporting Initiative (GRI) — Report a. the ratio; b. the percentage increase; and: c. “contextual information necessary to understand the data” (We underline, italicize and bold.) https://www.globalreporting.org/how-to-use-the-gri-standards/gri-standards-english-language/

[2]	Action 13 — Country-by-Country Reporting https://www.oecd.org/tax/beps/beps-actions/action13/
[3]	Inclusive Framework on Base Erosion and Profit Shifting https://www.oecd.org/tax/beps/
[4]	What is BEPS?, OECD https://www.oecd.org/tax/beps/about/

The Board recommends that you vote against this proposal.

Our bank complies with all mandated compensation reporting requirements where required in specific countries to align with the regulatory and reporting standards mandated by each region. Through its policies, CIBC ensures that employees pay taxes in the respective jurisdictions in which we operate.

Canada represents 92% of our employee population and CIBC currently discloses a median pay ratio for women and people of colour annually in Canada through our Sustainability Report. Our Sustainability Report also provides a breakdown of the pay ratio for women by specific population segments and we will be expanding our disclosure for people of colour to follow suit in the 2023 Sustainability report (to be published in March 2024). We also disclose our Gender Pay Gap results for the UK, in compliance with the format set out in legislation. Our focus on pay ratio disclosures has been on our largest population where reporting standards are in place to allow for comparability with industry benchmarks and in consideration of the impact arising from the unique challenges related to small employee populations (e.g., volatility from population changes, impact of unique roles, etc.).

CIBC will continue to monitor upcoming regulations regarding pay disclosure and will comply with Canadian, US and global requirements, standards and market best practices as they continue to evolve.

4. MÉDAC

It is proposed that the Bank hold an annual advisory vote on its environmental and climate objectives and action plan.

Argument

According to an online survey by Léger Marketing and The Association for Canadian Studies for The Canadian Press in October 2022, 70% of Canadians are worried or very worried about climate change. The high percentage of votes cast in favour of our shareholder proposal last year reflects this concern in our country. This vote is also surely an expression of the shareholders’ questioning of the scope of the Bank’s environmental actions. The recent forest fires and floods of the past year are far from alleviating these concerns, and it is safe to assume that events such as those will only exacerbate them.

102	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

A recent report1 by Oxfam Québec on the carbon footprint of the country’s banking portfolios calls on shareholders to be more demanding about the efforts made by organizations. One of the report’s observations is noteworthy:

“not only are none of the major Canadian banks committed, in either the short or medium term, to withdrawing from the fossil fuel sector, but they all persist in presenting as forming part of the energy transition and sustainable finance activities aimed either at decarbonizing the extraction, transformation and/or consumption processes of fossil fuels themselves, or at supporting the diversification of the ‘green’ asset portfolios of companies in this same sector, particularly in the fields of green technologies and renewable energies”.

The report even describes their initiatives as relatively unambitious:

“the C$850 billion pledged in total by BMO, RBC, Scotia, CIBC and TD for the period 2020-2030, for example, while not insignificant, will in the end represent only two thirds of the assets previously committed by them to fossil fuels between 2016 and 2020 alone, which exceeded C$1,300 billion”.

We have little time left to clean up our environment and leave future generations a better place to live. It is therefore important for shareholders to be allowed to express their opinion on the scope of the actions our organizations wish to take over the next few years, and to push for greater proactivity. It bears noting that in France, a draft legislation2 on “say on climate” would require all listed companies to submit their “climate and sustainability” strategy to their shareholders every three years, or in the event of a significant change.

[1]

Regard inédit sur l’empreinte carbone des portefeuilles bancaires canadiens (A unique look at the carbon footprint of Canadian banking portfolios – in French only), Hubert Rioux, Institut de recherche en économie contemporaine (IRÉC) (Institute for research in contemporary economics), 2022 https://oxfam.qc.ca/wp-content/uploads/2022 canada-banques-empreinte-carbone-rapport.pdf

[2]	Projet de loi relatif à l’industrie verte (Bill on green industry, in French only) https://www.vie-publique.fr/loi/289323 industrie-verte-decarbonation-projet-de-loi

The Board recommends that you vote against this proposal.

CIBC is committed to accelerating climate action in support of our net-zero ambition by 2050, but we maintain our view that an annual advisory vote on our climate strategy is not the appropriate mechanism to govern and seek stakeholder input on our related plans and activities.

Although non-binding in nature, an annual advisory vote with respect to our climate strategy would be inconsistent with the Board’s role and responsibility to approve and oversee the implementation of the bank’s overall corporate strategy, as this is integrated with our climate strategy. We continue to view this alignment and cohesion across business operations as being within management’s responsibilities, with oversight of these activities within the duties of the Board.

As we continue to execute on our climate strategy, we view accountability through strong governance mechanisms, public disclosure, and dynamic stakeholder engagement as integral to our plans. Examples of actions undertaken in 2023 include:

•

Refined and strengthened our climate governance structure, as part of our overall ESG governance framework, including by developing a Global Environmental and Social Framework further codifying roles and responsibilities, delivering climate-specific Director Development, and continuing to link ESG performance to incentive compensation through our ESG Index which captures climate-related goals (see page 49 for more details on our ESG governance framework).

•	Released our third TCFD report, sharing progress on our climate strategy and risk management approaches, and annual performance towards our 2030 financed emissions targets.

•

Engaged year-round with stakeholders, including shareholders, to seek feedback on our progress and plans – which in 2023 included direct meetings with Board members, as well as a formal proactive outreach program undertaken to assess investors’ key ESG priorities, including those related to climate.

Moving forward, we will continue to work collectively with all stakeholders, including our shareholders, clients, governments, and banking and securities regulators through the ongoing implementation of our climate strategy, while keeping pace of emerging climate and regulatory developments to ensure we remain responsive to evolving priorities and stakeholder expectations.

C I B C P R O X Y C I R C U L A R	103

Shareholder Proposals

5. VCIM

Be it resolved: The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO-compensation-to-median-employee-pay-ratio on an annual basis.

Supporting Statement

Job action by United Auto Workers and Hollywood talent illustrates the employee unrest impacting many industries and underscores the discrepancy between corporate profits and increased executive pay compared to workers’ trailing wages. Exacerbating this unrest is stagnant wage growth combined with rising inflation, particularly impacting necessities like housing, energy, and food1.

Sluggish wage growth trailing inflation for average employees is in stark contrast to executive compensation, where realized wages have continued to exceed inflation and diverge from the rest of the workforce. This data is widely available, and this growing gap is undisputed. While companies with lower levels of unionization are less exposed to direct labour action, they are still exposed to similar financial impacts. This is often felt through increased employee turnover, absenteeism, and lowered employee morale. For instance, research has shown that a burnt-out employee can incur a cost equivalent to over 30% of their salary and that replacing an existing employee can cost up to 400% of their annual salary2.

To effectively implement strategies that increase company value, senior executives need engaged employees to execute their vision. Many studies show that social comparison is a powerful factor in human interaction and employee satisfaction is heavily dependent on perceived fairness in compensation3.

The perception that only executives benefit from company growth and that the average worker is not fairly compensated for their individual contribution is demotivating for employees. The CEO-compensation-to-median- employee-pay-ratio is a useful mechanism to evaluate and assess wage distributions within a company. When pay differentials are closely monitored and managed, employees are more likely to be highly engaged and productive.

Say-on-pay vote results have very little to do with a company’s management of pay differentials. Shareholders are lacking information on how exposed CIBC is to human capital risks associated with skewed compensation distributions. Vancity filed this proposal last year and received 10% support. MEDAC previously filed a similar proposal with CIBC, indicating there is demand for this information.

As a financial institution, CIBC is heavily dependent on human capital to drive growth and in turn, shareholder value. The CEO-compensation-to-median-employee-pay-ratio provides a simple cost-effective way for CIBC to communicate how the company manages pay differentials. Scotiabank provides this ratio and the Global Reporting Initiative, which CIBC already utilizes, offers a well-recognized method to calculate this through indicator 2-21.

The aim of this disclosure is not to limit executive compensation but to ensure that shareholders have the appropriate information to evaluate CIBC’s management of human capital risks. Disclosing and tracking the ratio will allow CIBC to better manage employee engagement and morale, talent recruitment and retention and mitigate the increasing financial and reputational risk associated with growing pay differentials.

[1]	https://www.forbes.com/sites/annefield/2022/05/23/ceo-worker-pay-gap-widens-and-employees-arent-happy-about-it/?sh=3ac80050142c
[2]	https://www.joinpavilion.com/blog/the-real-cost-of-burnout;
https://www.simplybenefits.ca/blog/employee-retention-what-is-the-true-cost-of-losing-an-employee
[3]	https://www.psychologytoday.com/ca/blog/work-smarter-not-harder/202303/the-executive-worker-pay-gap-isnt-without-consequences

The Board recommends that you vote against this proposal.

The Management Resources and Compensation Committee (MRCC) is accountable for ensuring our pay policies at all levels are designed and managed in a manner that is competitive with the market, aligned to shareholders’ interests and tied to business and individual performance. Our current view is that disclosing the CEO-compensation-to-median-employee-pay-ratio at this time, without a standard approach, could lead to inconsistent disclosure across the industry considering each company’s varied mix of businesses and workforce composition.

The CEO, all executives and 85% of our employees globally participate in the same incentive plan referred to as GPS which is heavily tied to CIBC’s financial performance as well as performance against Client Experience (CX) and ESG goals through the Business Performance Factor (BPF) that is used to calculate incentive awards. GPS provides transparency with respect to how incentive awards are determined and a strong link between pay and performance (business and individual). With the majority of our employees on GPS, we continued to make strategic investments in compensation with a focus on the financial wellbeing of our employees to help us attract and retain talent while building on our reputation as an employer of choice.

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Shareholder Proposals

Our pay levels are evaluated relative to a peer group of companies of comparable size, scope, market presence and complexity to ensure competitive alignment. We use a comprehensive and rigorous benchmarking approach to determine our target pay positioning relative to peers combined with having actual rewards tied to business and individual performance to ensure actual pay is appropriately aligned with performance.

In addition, aligned with our commitment made in July 2022 to achieve an entry wage of $25 by the end of 2025 in Canada and the US, we raised our minimum rate of pay for merit eligible employees in Canada and the US to $22.50 per hour in local currency effective, January 2024. We continue to invest in our people, and progress our salary structures across all job levels. More than 10,000 employees were positively impacted with an annualized investment of over C$24 million. These investments, along with our year-end merit budget, demonstrate our commitment to offering a competitive compensation opportunity aligned with performance and our support of living wage principles and positions our employees significantly above the minimum wage in both Canada and the US.

While we do not currently publish the CEO-compensation-to-median-employee-pay-ratio, it continues to be a key consideration in the MRCC’s review of CEO pay. Each year, CIBC’s MRCC reviews a variety of internal and external factors before making recommendations to the Board for incentive compensation awards for the CEO, which includes the CEO-compensation-to-median-employee-pay-ratio (a vertical pay ratio) and other horizontal and vertical pay relationships. The MRCC also reviews historical year-over-year changes to the ratio when making pay decisions for the CEO.

Withdrawn Shareholder Proposals

MÉDAC

MÉDAC withdrew five shareholder proposals after discussion with CIBC. The text of MÉDAC’s proposals, their supporting statements and the Board’s responses are set out below.

1. Incentive compensation for all employees based on ESG targets

It is proposed that the Board of Directors consider the advisability of introducing a new approach to incentive compensation, with the aim of linking part of the compensation of all employees to the organization’s performance against its key ESG targets.

Argument

In April 2022, Mastercard CEO Michael Miebach announced that the company was extending its ESG incentive compensation program to all employees.1 Referring to the introduction of such a compensation model for senior executives during the previous year, he mentioned that this compensation strategy had enabled the company to meet and exceed its objectives. He added the following:

“Each and every one of us shares the responsibility to uphold our ESG commitments. That’s why we’re extending that model to our annual corporate score and all employees globally, taking our shared accountability and progress to the next level.”2

As does Mr. Miebach, we believe that achieving many ESG objectives is not the sole responsibility of senior management, but of all employees who, in their day-to-day work, can make a significant contribution to achieving the organization’s key objectives, surpassing them and suggesting innovative ways of achieving them more quickly. For Mastercard’s CEO, this new compensation strategy, which includes all employees, has led him to bring forward the achievement of carbon neutrality from 2050 to 2040.3

[1]	Sharing accountability and success: Why we’re linking employee compensation to ESG goals, Michael Miebach (CEO), Mastercard, 2022-04-19
https://www.mastercard.com/news/perspectives/2022/esg-goals-and-employee-compensation/
[2]	Mastercard ties ESG to all employee pay, Rick Spence, Corporate Knights, 2022-06-01
https://www.corporateknights.com/leadership/mastercard-ties-esg-to-all-employee-pay/
[3]	Mastercard to link all employee bonuses to ESG goals, Reuters, 2022-04-19
https://www.reuters.com/business/finance/mastercard-link-all-employee-bonuses-esg-goals-2022-04-19/

Board Statement

Our bank views the quantification and alignment of incentive compensation to our ESG performance as a key component of our ESG governance, as this link supports accountability on progress towards our ESG strategy and goals. This is why CIBC has purposefully and voluntarily had ESG-linked compensation for our executives and the majority of employees since fiscal 2021, when our ESG Index was first applied to our BPF which is used to calculate incentive compensation, and in fiscal 2023 applied to all executives globally and approximately 85% of employees.

C I B C P R O X Y C I R C U L A R	105

Shareholder Proposals

The breakdown of our BPF is shown below, and further details can be found in our Compensation Discussion & Analysis on page 57.

Business Performance Factor – Performance Multiplier Performance Measure		Weighting
Financial Metrics – 65% (25% of each metric is based on performance relative to peers and 75% relative to performance goals)	Adjusted diluted EPS	35%
	Adjusted Operating Leverage	15%
	Adjusted Revenue Growth	15%

CX & ESG Metrics – 35%	CX Index	25%
	ESG Index	10%

Total weighting		100%

The ESG Index contributes 10% of our BPF (in addition to 25% that captures CX metrics), and includes measures corresponding with our ESG strategy pillars. Measures captured in the ESG Index are based on stakeholder priorities where CIBC can have the greatest impact, and annual goals are established to align with our public multi-year commitments and other internal strategic priorities. In fiscal 2023, the types of measures and topics included in our ESG Index, with corresponding weightings, were:

•

Accelerating Climate Action (34%): metrics focused on topics such as our interim financed emissions targets, our carbon neutral operations and GHG emissions reduction goals (absolute Scope 1 and Scope 2).

•

Creating Access to Opportunities (38%): metrics focused on topics such as inclusion at work and employee engagement, and multi-year goals of growth in Indigenous banking business, $800 million in community investment initiatives over 10-years (2023-2032)(1) and one million Team CIBC volunteer hours over 10-years (2023-2032) (Canada)(2).

•	Building Integrity and Trust (28%): metrics focused on topics such as Board ESG oversight, data ethics, privacy and information security, and client complaints management.

Our ESG Index is also reviewed and updated annually, with input from the Senior Executive ESG Council and EXCO, with final approval from the Board’s MRCC, to ensure it reflects evolving stakeholder expectations. Moving forward, CIBC plans to continue working to align the internal ESG Index and our public ESG Scorecard for greater transparency of the link between ESG performance and incentive compensation.

[1]

In 2022, we set a goal to contribute $800 million over the decade (2023-2032) to community investment initiatives. This includes cash and in-kind contributions, the value of time volunteered by regular employees during working hours, management costs, and employee giving and fundraising (Team CIBC). Cash and in-kind contributions includes donations and grants, sponsorships, and the value of in-kind contributions that CIBC makes in support of charities and non-profit organizations, including to the CIBC Foundation, that follow the contribution principles set by Imagine Canada’s Caring Company Certification. Sponsorships also include contributions in support of organizations, that may have a for-profit structure, where the activities supported have a social purpose that benefits the community. Team CIBC includes regular employees and retirees.

[2]	Team CIBC includes regular employees (who volunteer both during and outside of paid work time) and retirees who volunteer their time to various organizations and community causes.

2. Disclosure of language fluency of executives

It is proposed that the language fluency of the executives be disclosed in the proxy circular.

Argument

In 2023, we filed a shareholder proposal requesting disclosure of the languages spoken by the directors of approximately 20 public companies. Following discussions, almost all of these companies – including the 7 major banks – agreed to disclose the information. This year’s new proposal calls for the same information to be disclosed about senior executives, or at the very least the “named executive officers”.1

106	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

In recent years, a number of public controversies about language have tainted the reputation of prominent public companies in terms of their social responsibility and their interpretation of their duties and obligations with respect to diversity, an inherent component of our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community. The recurrence of such situations, which are harmful from any standpoint, must be prevented. For this reason – and for many others – it is appropriate for all interested parties (stakeholders) to be informed, through a formal and official disclosure, of the language fluency of the company’s executives. Obviously, “fluency” is meant to be understood as a level of language sufficient to allow its widespread use in all spheres of activity of individuals and entities; a level of language sufficient to allow each executive to fully assume his or her duties and functions in relation to his or her teams, shareholders and all stakeholders.

[1]	As defined in, but not limited to, Regulation 51-102 respecting Continuous Disclosure Obligations.

Board Statement

Our senior executive team sets the strategic direction for CIBC, and leads our strong and diverse team of 48,000 employees to help our 14 million clients prosper, and we aim to ensure our leadership team reflects the clients and communities served by CIBC.

This year, in addition to our executive team profiles that can be accessed on cibc.com, NEO performance and compensation in our Circular, and performance against inclusion at work goals in our Sustainability Report, we have also included the aggregated language fluency of our EXCO, which includes our President and CEO and his direct reports, in this Circular (on page 73).

CIBC’s practice is to disclose certain aspects of our executive composition in aggregate, and not on an in individual basis in our public disclosures, such as our Sustainability Report and this Circular.

3. Social dividend and better value sharing

It is proposed that the Board of Directors consider the creation of a social contribution whereby a certain percentage of the Company’s profits would be allocated to support ESG causes, in particular the environment and inequality.

Argument

Given the scale of the climate crisis and growing inequalities, we propose the creation of a new kind of dividend aimed at broadening the sharing of the value created by the organization towards projects with strong social and environmental added value.

Following the example of Crédit Mutuel (France) and MAIF (Mutuelle d’assurance pour les instituteurs de France – mutual insurance for teachers in France),1 the sums thus made available could be devoted to the ecological, climatic and social transition. For instance, these sums could be used to invest in companies that do not necessarily aim for immediate profitability, but have a positive impact on the environment and on inclusiveness, such as investments in energy renovation or the creation of bicycle garages in cities, in the support of customers and future customers most exposed to climatic events and the most economically vulnerable, or in the granting of zero-interest loans for energy renovation to customers on modest incomes, and so on.

[1]

Crédit Mutuel et la Maif vont allouer une part de leurs profits à des projets sociétaux (Crédit Mutuel and Maif to allocate part of their profits to social projects, in French only), ID Info durable, 2023 01 26

https://www.linfodurable.fr/investir-durable/en bref/climat-credit-mutuel-et-maif-vont-allouer-une-part-de-leurs-profits 36180

Board Statement

As a leading and well-diversified North American financial institution, CIBC seeks to create value for our shareholders by generating consistent and sustainable earnings while achieving strategic growth through investments in our core businesses.

Our bank is also committed to creating enduring value for all our stakeholders, including our shareholders, clients, teams, and communities we serve. This is demonstrated through our commitment to our purpose, to help make your ambitions a reality, and through embedding our ESG strategy across our bank, by taking actions to support our net-zero ambition by 2050 and implementing programs that foster an inclusive and equitable society.

Our approach has been to focus on areas of priority to our stakeholders where our ESG leadership can help advance the changes needed to address pressing societal challenges while creating long-term value for our shareholders.

C I B C P R O X Y C I R C U L A R	107

Shareholder Proposals

This includes a focus on accelerating climate action by supporting solutions to address climate change, to help transition to a sustainable, low carbon future. We have partnered with six funds that provide growth capital to emerging climate technology and energy transition technology companies as part of our commitment to provide $100 million in limited partnership investments in climate tech and energy transition funds. We are also supporting research as part of our focus on fostering the energy transition ecosystem through ongoing strategic partnerships including the Sustainable Growth Initiative with McGill University’s Desautels Faculty of Management, funding a new Research Chair in Sustainable Finance at Schulich School of Business, as well as the sponsorship of the University of Calgary’s Energy Transition Centre supporting innovation-led clean energy development.

We are creating access to opportunities by partnering to build equitable and resilient communities, where ambitions are more attainable for all. As part of this focus, our bank has committed $800 million in community investment initiatives1 over 10 years, building on our long-standing history of supporting our communities. In addition, CIBC is a designated Imagine Canada Caring Company, one component of which certification is to give 1% of domestic pre-tax profit to strengthen communities in Canada.

Our 2023 Sustainability Report and Climate Report, to be published in March 2024, will further outline our annual performance on key ESG metrics, and overall progress made towards our ESG strategy.

[1]

In 2022, we set a goal to contribute $800 million over the decade (2023-2032) to community investment initiatives. This includes cash and in-kind contributions, the value of time volunteered by regular employees during working hours, management costs, and employee giving and fundraising (Team CIBC). Cash and in-kind contributions includes donations and grants, sponsorships, and the value of in-kind contributions that CIBC makes in support of charities and non-profit organizations, including to the CIBC Foundation, that follow the contribution principles set by Imagine Canada’s Caring Company Certification. Sponsorships also include contributions in support of organizations, that may have a for-profit structure, where the activities supported have a social purpose that benefits the community. Team CIBC includes regular employees and retirees.

4. Reasonable certification of ESG reports

It is proposed that the Board of Directors commit to filing, within the next three years, an ESG report with reasonable certification, rather than with a limited certification or no certification at all.

Argument

Like many investors, we read the ESG reports published by our Canadian banks hoping to find accurate, reliable and complete information. Although a number of them do use auditing firms to provide limited assurance of the quality of the information presented, we believe it would be appropriate for the Bank to revise the level of certification of its report in order to avoid the increasingly vocal criticism of “greenwashing”. According to a recent report by PWC1, “[i]n Canada, only 8% of companies in our analysis subject their sustainability reporting to the same level of reasonable assurance as their financial statements”. According to the experts who wrote the report, “[l]imited assurance is a good first step. But it’s only an interim measure in the eyes of regulators and investors. Our Global Investor Survey 2022 explored the factors that increase confidence in assessing the accuracy of an organization’s sustainability reporting. Nearly three-quarters […] of investors in Canadian companies say reasonable assurance helps. By contrast, only 46% feel the same way about limited assurance — underscoring the importance of preparing for reasonable assurance and producing investor-grade ESG reporting”.

We believe that reasonable certification every three years could help reassure all stakeholders about the quality of the information disclosed.

“A practitioner can provide two types of assurance engagements: a reasonable assurance engagement or a limited assurance engagement. The nature, timing and extent of procedures performed in a limited assurance engagement is limited compared with that necessary in a reasonable assurance engagement, but is still planned to obtain a level of assurance that is, in the practitioner’s professional judgment, meaningful.”2

[1]	Why Canadian companies need to prepare for ESG assurance, PWC
https://www.pwc.com/ca/en/today-s-issues/environmental-social-and-governance/net-zero/preparing-for-esg-assurance.html
[2]

Sustainability Assurance Alert: A CPA’s Role in Third-Party Assurance over Sustainability Information, bulletin, July 2021, CPA Canada, https://www.pwc.com/ca/en/today-s-issues/environmental-social-and-governance/net-zero/preparing-for-esg- assurance.html

Board Statement

CIBC is committed to providing high quality, reliable data on our ESG practices and performance to stakeholders, and has internal governance, processes and controls to support this. For example, we currently have limited assurance on a portion of the ESG metrics disclosed in our Sustainability Report and Climate Report, with plans to increase this number over time following pre-assessments. We also have an established ESG Disclosure Review Framework whereby material ESG disclosures are reviewed by both our Senior Executive ESG Council and Disclosure Committee, in advance of Board committees’ review, ensuring proper processes and controls for material ESG disclosures

108	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

Our ESG assurance plan is regularly reviewed against regulatory expectations, market practices, and emerging developments. We are currently monitoring and assessing the significant developments occurring within the ESG regulatory disclosure landscape, and we expect further assurance standards and practices to follow, some of which will likely require reasonable assurance on ESG metrics over time.

While it is challenging to estimate the specific timeline in which these practices or standards will be adopted, our view is that reasonable assurance over certain ESG metrics, subject to limitations such as the availability and the maturity of the source data, could foreseeably become market practice prior to becoming a regulatory requirement, which CIBC would align with, three to six years after the effective date of ESG disclosure requirements. To the extent reasonable assurance becomes a regulatory requirement prior to this estimated timeframe, we would align with the requirement accordingly.

We remain committed to providing assurance on our ESG metrics in line with market practice, monitoring the ESG disclosure landscape, and being compliant as new standards are adopted by regulators. We also plan to work with assurance providers as part of our broader plans on ESG disclosure regulatory readiness.

5. Appointment of auditor

It is proposed that the Board of Directors engage other auditors, depending on the term of the current contracts, given the number of shareholders who abstained from voting on this matter at the last annual meeting.

Argument

Nearly half of the organizations we follow closely by attending their annual meetings have recorded strong abstention votes on the appointment of their external auditors. These votes are not just with respect to one specific public accounting firm, but with respect to several of them, suggesting that shareholders are looking for a fresh perspective on the reliability of the financial information they receive, and on the independence of public accounting firms.

The aim of auditor rotation is to reduce the obstacles to auditor independence, attributable largely to the familiarity that develops over time. There is a risk that, in the long term, the auditor may become too close to the client. For example, the auditor’s independence may be diminished when friendships develop: the auditor becomes too closely aligned with the interests of the client’s management, the audit plan becomes repetitive, or the auditor is reluctant to make decisions that would suggest that his or her previous decisions were erroneous.

In short, the risk of an auditor becoming too familiar with the client is likely to undermine the auditor’s thoroughness, objectivity and critical thinking. Does the percentage of abstentions on the matter of the appointment of the current auditor reflect this opinion? We believe that such a service should be subject to change on a more frequent basis in order to assure shareholders that their auditors are offering them the best service possible at a competitive price, while ensuring a new approach to auditing by a different firm.

Board Statement

CIBC believes that retaining our current independent auditor, EY, continues to be in shareholders’ best interest as we have robust internal practices, comply with regulatory and accounting standards, and as a leading and well-diversified North American financial institution, with operations globally, require global scale and expertise from our independent auditor which can only be provided by a limited number of firms. This is why the Board is recommending that you vote for EY as our auditors.

A summary of the practices in place to ensure auditor independence, audit quality, effectiveness and service quality, can be found starting on page 29 of this Circular. As part of this process, the Audit Committee conducts an annual assessment to determine whether retaining EY continues to be in shareholders’ best interest. A more comprehensive review is conducted every five years, with the next one scheduled for 2025, and as part of this review, CIBC will consider an auditor tenure policy.

C I B C P R O X Y C I R C U L A R	109

Other Information

Indebtedness of Directors and Executive Officers

All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the US Sarbanes-Oxley Act of 2002.

The table below shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, director nominees and executive officers of CIBC or its subsidiaries and their associates, other than routine indebtedness(1) as defined under Canadian securities law and indebtedness that had been entirely repaid by the date of this Circular.

Indebtedness of Directors and Executive Officers under (1) Securities Purchases and (2) Other Programs

Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During Fiscal Year Ended October 31, 2023 ($)	Amount Outstanding at January 31, 2024 ($)	Financially Assisted Securities Purchases During Fiscal Year Ended October 31, 2023 (#)	Security for Indebtedness	Amount Forgiven During Fiscal Year Ended October 31, 2023 ($)

Securities Purchase Programs(2)

Harry Culham, Group Head, Capital Markets and Direct Financial Services	CIBC as Lender	171,545	158,255	-	CIBC common shares	-

Hratch Panossian, CFO and Group Head of Enterprise Strategy	CIBC as Lender	172,432	158,225	-	CIBC common shares	-

(1)

Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other clients with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)

CIBC employees can obtain credit from CIBC to purchase CIBC common shares under CIBC’s employee loan program. All loans granted under the program have a maximum amortization of 15 years and interest rates are fixed at the time of purchase at CIBC’s prime rate or 5%, whichever is lower. The credit criteria of the program and the compensation level of the borrower are considered when determining the amount of credit granted. The balance of the loan and accrued interest will become due immediately on demand, at CIBC’s option, if the employee does not make a payment when due or if such amounts become due in accordance with any security held by CIBC for the loan (e.g., any security agreement, chattel mortgage, land mortgage, hypothec, etc.).

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) above.

Aggregate Indebtedness(1)

Purpose	To CIBC or its Subsidiaries ($)	To Another Entity

Securities Purchase	316,480	—

Other	98,750,517	—

(1)	Certain loans were made in US dollars. These amounts have been converted to Canadian dollars based on the January 31, 2024 WM/Reuters exchange rate of US$1.00 = C$1.33605.

110	C I B C P R O X Y C I R C U L A R

Other Information

Directors’ and Officers’ Liability Insurance

Effective November 1, 2023 CIBC purchased, at its expense, a directors’ and officers’ liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2024. The annual premium for this policy is approximately $1.6 million.

Information about CIBC

Financial information about CIBC is in our consolidated financial statements and MD&A for fiscal year 2023. Additional information is available in our Circular, Annual Information Form, Annual Report and any subsequent interim financial statements and MD&A. Please see our caution regarding forward-looking statements on page 1 of our 2023 Annual Report.

You can access these documents at www.cibc.com and www.sedarplus.com or obtain a printed copy free of charge by contacting Investor Relations at InvestorRelations@cibc.com or CIBC Investor Relations, 81 Bay Street, CIBC Square, Toronto, Ontario M5J 0E7.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be available at www.cibc.com. Vote results will also be filed on SEDAR+ at www.sedarplus.com.

Contacting our Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a Board member at Corporate.Secretary@cibc.com or CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Board of Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Natalie Biderman

Vice President, Corporate Secretary

February 14, 2024

C I B C P R O X Y C I R C U L A R	111

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